Exhibit 99.1

ALTRIA GROUP, INC.

LOUIS C. CAMILLERI	120 PARK AVENUE
CHAIRMAN OF THE BOARD	NEW YORK, NEW YORK 10017

                           ,

Dear Altria Stockholder:

As you know, on                           ,       the Board of Directors of Altria Group, Inc. approved the spin-off of Philip Morris International Inc., or PMI, a wholly owned subsidiary of Altria which will be the world’s most profitable publicly traded tobacco company following the spin-off. The spin-off will enable each of Altria’s international and domestic tobacco businesses to focus exclusively on realizing its opportunities and addressing its challenges. Accordingly, we believe the spin-off will build long-term stockholder value.

As a result of the spin-off, each Altria stockholder will receive one share of PMI common stock for each share of Altria common stock held as of 5:00 p.m. Eastern Time on                           ,      , the record date. The distribution of PMI shares will take place on                           ,      .

Altria [has received] a private letter ruling from the Internal Revenue Service and an opinion of counsel that the distribution of PMI common stock to Altria stockholders will qualify as a tax-free distribution for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state, local, and foreign tax laws, which may result in the distribution being taxable to you.

If you sell your shares of Altria common stock prior to or on the distribution date, you may also be selling your right to receive shares of PMI common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock prior to or on the distribution date.

Following the spin-off, Altria common stock will continue to trade on the New York Stock Exchange under the ticker symbol “MO” and PMI common stock will trade on the New York Stock Exchange under the ticker symbol “            .” You need not take any action to receive your shares of PMI common stock. You do not need to pay any consideration for your shares of PMI common stock or surrender or exchange your shares of Altria common stock.

The attached information statement, which is being mailed to all Altria stockholders, describes the spin-off in detail and contains important information, including financial statements, about PMI.

We look forward to your continued interest and support.

Sincerely,

120 Park Avenue
New York, New York 10017

Louis C. Camilleri
Chairman and Chief Executive Officer-Elect	,

Dear Philip Morris International Inc. Stockholder:

It is my pleasure to welcome you as a stockholder of Philip Morris International Inc. Our products are sold in approximately 160 countries, we hold an estimated 15.4% share of the international cigarette market and, following the spin-off, we will be the world’s most profitable publicly traded tobacco company.

Our common stock will trade on the NYSE under the symbol “            ” following the spin-off.

I invite you to learn more about Philip Morris International Inc. by reviewing the enclosed information statement. We look forward to our future as a separately-traded public company and to rewarding your loyalty as a holder of Philip Morris International Inc. common stock.

Sincerely,

Preliminary and Subject to Completion, dated November 27, 2007

INFORMATION STATEMENT

Philip Morris International Inc.

Common Stock

(No Par Value)

This Information Statement is being furnished in connection with the distribution of all the outstanding shares of Philip Morris International Inc. common stock by Altria Group, Inc. to holders of its common stock.

On                      ,    , after consultation with financial and other advisors, Altria’s Board of Directors approved the Distribution of 100% of Altria’s interest in PMI. On the Distribution Date, holders of Altria common stock will be entitled to receive one share of PMI common stock for each outstanding share of Altria common stock they held as of 5:00 p.m. Eastern Time on the Record Date,                      ,    .

You will not be required to pay any cash or other consideration for the shares of PMI common stock that will be distributed to you or to surrender or exchange your shares of Altria common stock to receive the PMI common stock. The Distribution will not affect the number of shares of Altria common stock that you hold.

If you sell your shares of Altria common stock on or prior to the Distribution Date, you may also be selling your right to receive PMI common stock. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock on or prior to the Distribution Date.

In reviewing this Information Statement, you should carefully consider the matters described under the caption “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Altria first mailed this Information Statement to its stockholders on                      ,    .

The date of this Information Statement is                      ,    .

Page
QUESTIONS AND ANSWERS ABOUT ALTRIA, PMI AND THE DISTRIBUTION	1
SUMMARY	3
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION	6
OUR GOALS, STRENGTHS AND STRATEGIES	8
RISK FACTORS	11
THE DISTRIBUTION	16
DIVIDEND AND SHARE REPURCHASE POLICY	22
CAPITALIZATION	23
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	24
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2007	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006	42
BUSINESS	72
MANAGEMENT	88
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	89
RELATIONSHIP WITH ALTRIA	90
DESCRIPTION OF CAPITAL STOCK	92
CERTAIN PROVISIONS OF VIRGINIA LAW, OUR ARTICLES OF INCORPORATION AND OUR BYLAWS	93
WHERE YOU CAN FIND MORE INFORMATION	96
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE	F-1

Unless otherwise indicated, all references in this Information Statement:

•	to PMI, us or we include Philip Morris International Inc. and its subsidiaries;

•	to Altria Group, Inc. or Altria include Altria Group, Inc. and its subsidiaries;

•	to PM USA means the domestic tobacco subsidiary of Altria, Philip Morris USA Inc.;

•	to Kraft means Kraft Foods Inc., a former subsidiary of Altria;

•	to years are to our fiscal years ended on the 31st day of December of the year indicated;

•	to quarters are to our fiscal quarters ended on the last day in March, June, September or December of the quarter indicated;

•	to the international tobacco market means the worldwide tobacco market excluding the United States; and

•

to Adjusted EPS or Adjusted Diluted EPS means our net earnings for a designated period of time divided by the number of shares used by Altria in calculating its basic or diluted earnings per share for that period of time.

The transaction in which PMI will be separated from Altria and become an independent public company is referred to in this Information Statement alternatively as the “Distribution” or the “Spin-off.”

(ii)

QUESTIONS AND ANSWERS ABOUT ALTRIA, PMI AND THE DISTRIBUTION

Q:	I own Altria shares. What will I receive as a result of the Spin-off?

A:	Altria will distribute one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date for the Distribution.

Q:	What is the Record Date for the Distribution, and when will the Distribution occur?

A:	The Record Date is , , and ownership is determined as of 5:00 p.m. Eastern Time on that date. Shares of PMI common stock will be distributed on , . We refer to this date as the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	Nothing. You will receive one share of PMI common stock for each share of Altria common stock held as of the Record Date. You may also participate in the Distribution if you purchase Altria common stock in the “regular way” market and retain your Altria shares through the Distribution Date. See “Summary—Trading Prior to or on the Distribution Date.”

Q:	If I sell my shares of Altria common stock before the Distribution Date, will I still be entitled to receive PMI shares in the Distribution?

A:	If you sell your shares of Altria common stock prior to or on the Distribution Date, you may also be selling your right to receive shares of PMI common stock. See “Summary—Trading Prior to or on the Distribution Date.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Altria common stock prior to or on the Distribution Date.

Q:	How will the Spin-off affect the number of shares of Altria I currently hold?

A:	The number of shares of Altria common stock held by a stockholder will be unchanged. The market value of each Altria share, however, will decline to reflect the impact of the Distribution.

Q:	What are the U.S. federal income tax consequences of the Distribution to U.S. stockholders?

A:	Altria [has received] a private letter ruling from the Internal Revenue Service and an opinion of counsel that the Distribution of PMI common stock to Altria stockholders will qualify as a tax-free distribution for United States federal income tax purposes. You should, of course, consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local and foreign tax laws, which may result in the distribution being taxable to you. Altria will provide its U.S. stockholders with information to enable them to compute their tax basis in both Altria and PMI shares. This information will be posted on Altria’s website, www.altria.com/PMIspinoff, promptly following the Distribution Date. Certain United States federal income tax consequences of the Spin-off are described in more detail under “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

Q:	Is the Distribution tax free to Canadian stockholders?

A:	Altria anticipates that the Canadian revenue authority will conclude that the Spin-off is an “eligible distribution” for electing Canadian resident stockholders and thus eligible for tax-deferral. Altria will post the results of the Canadian revenue authority’s determination on its website once such results become available. Absent the tax-deferral, Canadian-resident stockholders would be required to include the distribution of PMI common shares in computing income under the Canadian Tax Act.

The foregoing is for general information purposes and does not constitute tax advice to any Canadian stockholder. Such stockholders should consult their own tax advisors regarding the particular consequences of the Distribution to them, including the applicability and effect of any Canadian federal, provincial and territorial and foreign tax laws and regarding the actions and information necessary to make the required election, in the event that the Canadian revenue authority determines that the Spin-off is an “eligible distribution” for electing Canadian-resident stockholders.

Q:	When will I receive my PMI shares? Will I receive a stock certificate for PMI shares distributed as a result of the Spin-off?

A:	Registered holders of Altria common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of PMI common stock. For additional information, registered stockholders in the U.S. should contact Altria’s transfer agent, Computershare Trust Company, at [1-866-538- ] or by e-mail at altria@computershare.com. Stockholders from outside the U.S. and Canada may call [1-781-575- ]. If you would like to receive physical certificates evidencing your PMI shares, please contact PMI’s transfer agent. See “Description of Capital Stock—Transfer Agent and Registrar.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Altria stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with PMI common stock. For additional information, those stockholders should contact their broker or bank directly. Questions regarding the Distribution can also be directed to our information agent, D.F. King & Co., Inc., at [1-800-290- ].

Q:	What if I have stock certificates reflecting my shares of Altria common stock? Should I send them to the transfer agent or to Altria?

A:	No, you should not send your stock certificates to the transfer agent or to Altria. You should retain your Altria stock certificates. No certificates representing your shares of PMI common stock will be mailed to you. PMI common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system.

Q:	If I was enrolled in an Altria dividend reinvestment plan, will I automatically be enrolled in the PMI dividend reinvestment plan?

A:	Yes. If you elected to have your Altria cash dividends applied toward the purchase of additional Altria shares, the PMI shares you receive in the Distribution will be automatically enrolled in the PMI Direct Stock Purchase and Dividend Reinvestment Plan sponsored by Computershare Trust Company (PMI’s transfer agent and registrar), unless you notify Computershare that you do not want to reinvest any PMI cash dividends in additional PMI shares. Contact information for the PMI plan sponsor (Computershare) is provided on page 92 of this Information Statement.

Q:	Why is Altria separating PMI from its business?

A:	Altria’s Board of Directors and management believe the separation will provide the benefits set forth below under the caption “The Distribution—Reasons for the Distribution” and that achieving those benefits will result in greater aggregate value to stockholders who retain their Altria and PMI shares than would be obtained under the current structure.

Q:	Why is the separation of the two companies structured as a spin-off?

A:	A U.S. tax-free distribution of shares in PMI is the most tax efficient way to separate the companies.

Q:	Are there risks to owning PMI common stock?

A:	Yes. PMI’s business is subject both to general and specific business risks relating to its operations. In addition, the Spin-off presents risks relating to PMI’s being a separately-traded public company. See “Risk Factors.”

Q:	Does PMI plan to pay dividends?

A:	Yes. PMI plans to pay a dividend at the initial rate of $ per share per quarter. Dividends are subject to the discretion of PMI’s Board of Directors in accordance with applicable law. See “Dividend and Share Repurchase Policy.”

Q:	What will the relationship between Altria and PMI be following the Distribution?

A:	After the Distribution, Altria will not own any shares of PMI common stock. However, in connection with the Distribution, we are entering into a number of agreements with Altria that will govern the Spin-off and our future relationship with Altria. See “Relationship with Altria.”

Q:	What will Altria own following the Distribution?

A:	Altria will own 100% of PM USA and Philip Morris Capital Corporation, as well as its 28.6% economic interest in SABMiller plc.

ADDITIONAL FREQUENTLY ASKED QUESTIONS AND OTHER INFORMATION ARE AVAILABLE AT

WWW.ALTRIA.COM/PMISPINOFF

SUMMARY

The following is a summary of some of the information contained in this Information Statement. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma consolidated financial statements and the notes to those financial statements.

Philip Morris International Inc.

Our products are sold in approximately 160 countries. In 2006, we held an estimated 15.4% share of the 5.4 trillion unit, or individual cigarette, international cigarette market and an estimated 24.6% of the international cigarette market excluding the PRC. We held a growing 52.7% share of the international premium price category (excluding the PRC) in 2006. We estimate that this category represents 23% of total industry unit sales. We also are growing share in the below premium price category, which accounts for 77% of industry volume, and expanding our leading position in the American type blend category.

Our strong portfolio of brands is led by Marlboro, with an international volume exceeding the combined volume of the four Global Drive Brands of British American Tobacco p.l.c., or BAT, and the combined volume of the four Global Focus Brands of Japan Tobacco Inc., or Japan Tobacco, our two largest international competitors. Together, following the Distribution, our brands will make us the world’s most profitable publicly traded tobacco company.

Summary of the Distribution

The following is a brief summary of the terms of the Distribution. Please see “The Distribution” for a more detailed description of the matters described below.

Distributing company

Altria Group, Inc., which is the parent company of Philip Morris International Inc., Philip Morris USA Inc. and Philip Morris Capital Corporation. In addition, Altria Group, Inc. has a 28.6% economic interest in SABMiller plc.

Distributed company	Philip Morris International Inc.

120 Park Avenue

New York, New York 10017

917-663-8000

Distribution ratio	Each holder of Altria common stock will receive one share of our common stock for each share of Altria common stock held on the Record Date.

Securities to be distributed

Approximately 2.105 billion shares of our common stock. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the Distribution.

Distribution agent, transfer agent and registrar for PMI shares	Computershare Trust Company

Record Date	5:00 p.m. Eastern Time on ,

Distribution Date	,

Stock exchange listing

Currently there is no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “    .” We anticipate that trading will commence on a when-issued basis shortly before the Record Date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the Distribution Date, when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock following the Distribution. In addition, Altria common stock will remain outstanding and will continue to trade on the NYSE.

Settlement of intercompany receivable	Prior to or concurrently with the completion of the Distribution, Altria will pay us the balance of our intercompany receivable.

Dividend policy

PMI plans to pay a dividend at the initial rate of $            per share per quarter. Dividends are subject to the discretion of PMI’s Board of Directors in accordance with applicable law. See “Dividend and Share Repurchase Policy.”

Indemnities

We will indemnify Altria under the tax sharing agreement we have entered into in connection with the Distribution for the tax resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the U.S. Internal Revenue Code. For a discussion of Section 355(e), please see “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.” We will also indemnify Altria and its remaining subsidiaries against any smoking and health claims related to cigarette smoking outside the United States before the Spin-off.

U.S. federal income tax consequences

Altria [has received] a private letter ruling from the Internal Revenue Service and an opinion of counsel that the Distribution will qualify as a tax-free distribution for United States federal income tax purposes. Certain United States federal income tax consequences of the Spin-off are described in more detail under “The Distribution— U.S. Federal Income Tax Consequences of the Distribution.”

Conditions to the Distribution

We expect that the Distribution will be effective on                       ,     , provided that the conditions set forth under the caption “The Distribution—Distribution Conditions and Termination” have been satisfied by Altria in its sole and absolute discretion.

Purposes of the Distribution

Altria’s Board of Directors and management have determined that the Spin-off will enhance long-term stockholder value by providing the benefits set forth below under the caption “The Distribution— Reasons for the Distribution.”

Trading prior to or on the Distribution Date

It is anticipated that, beginning shortly before the Record Date, Altria’s shares will trade in two markets on the New York Stock Exchange, the “when issued” market and the “regular way” market. Investors will be able to purchase Altria shares without the right to receive PMI shares in the “when issued” market for Altria common stock. Any holder of Altria common stock who sells Altria shares in the “regular way” market on or before the Distribution Date will also be selling the right to receive PMI shares in the Distribution. You are encouraged to consult with your financial advisor regarding the specific implications of selling Altria common stock prior to or on the Distribution Date.

Our markets

In this Information Statement, unless otherwise indicated, when we discuss the international market, we refer to the global market except for the United States. When we discuss price and other types of categories, such as “premium,” we exclude international duty free markets. We conduct our business throughout virtually the entire international market, except for countries where our sales are subject to U.S. or other trade sanctions. When we refer to the PRC, we refer to the People’s Republic of China, China’s mainland cigarette market.

In the course of evaluating the performance of our business and in making operational and strategic decisions, management evaluates market share data. Management acquires these data by various means and the data measure different activities in different markets. Shipments, or volume, measures actual shipments to our customers based on the country of destination. In-market volume measures estimated sales to distributors, wholesalers or retail outlets, or retail sales to consumers, depending on data availability. While there is no uniform or agreed method for measuring market share data, all share data provided in this Information Statement consist of information that we use to run the business and that we believe are the most accurate data we can obtain at reasonable cost. Sources for these data include our actual shipment data, distributor provided data, retail surveys, governmental statistics, other third party information and internal estimates. Accordingly, we believe this information is useful to investors seeking to compare our performance over time or with that of our competitors. Market shares are subject to significant fluctuations when excise tax and other regulatory changes affect underlying sales trends, or when competitors introduce new products or implement heavy promotional programs.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table presents our summary historical consolidated financial information. The consolidated statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements. The 2004 balance sheet information and the financial information for the nine months ended September 30, 2006 and 2007 is derived from our historical consolidated financial statements. The consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The results for the nine months ended September 30, 2007, are not necessarily indicative of the results to be expected for the full year. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial information included elsewhere in this Information Statement and has been prepared to reflect adjustments to our historical financial information to give effect to [to come] as if those transactions had been completed at earlier dates.

The unaudited pro forma condensed consolidated statement of income assumes that these transactions occurred as of January 1, 2006 and the unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of September 30, 2007.

You should read the summary and unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary and unaudited pro forma consolidated financial information is qualified by reference to these sections, as well as the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this Information Statement.

The unaudited pro forma consolidated financial information is not necessarily indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of January 1, 2006 or September 30, 2007, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect the complete impact of one-time and potential incremental costs required to operate as a separate company. A management services subsidiary of Altria allocated to us $155 million in 2004, $163 million in 2005, $158 million in 2006, $103 million during the first nine months of 2006 and $112 million during the first nine months of 2007 of expenses it incurred for providing us accounting, treasury, tax, legal, public affairs, human resources, procurement and other services.

	Years Ended December 31 (1)				Nine Months Ended September 30 (1)
	2004	2005	2006	Pro Forma 2006	2006	2007	Pro Forma 2007
	(in millions, except per share data)
Consolidated Statement of Earnings Data:
Net revenues	$39,536	$45,288	$48,260	$	$36,814	$41,448	$
Cost of sales	6,721	7,645	8,153		6,160	6,594
Excise taxes on products	21,953	25,275	27,466		20,946	24,148

Gross profit	10,862	12,368	12,641		9,708	10,706
Marketing, administration and research costs	4,086	4,543	4,574		3,398	3,710
Italian antitrust charge			61		61
E.C. agreement	250
Asset impairment and exit costs	44	90	126		88	153
Gain on sale of business			(488)

Operating income	6,482	7,735	8,368		6,161	6,843
Interest expense (income), net	4	94	142		122	(3)

Earnings before income taxes and minority interest	6,478	7,641	8,226		6,039	6,846
Provision for income taxes	1,762	1,835	1,829		1,313	1,996

Earnings before minority interest	4,716	5,806	6,397		4,726	4,850
Minority interest in earnings, net of income taxes	146	186	251		192	197

Net earnings	$4,570	$5,620	$6,146	$	$4,534	$4,653	$

Balance Sheet Data:
Cash and cash equivalents	$4,996	$1,209	$1,676		$1,684	$3,188	$
Receivables	2,159	1,898	2,160		2,182	2,466
Inventories	4,814	5,420	7,075		6,304	7,696
Due from Altria and affiliates	1,213	693	588		941	1,072
Other current assets	272	805	426		587	523

Total current assets	13,454	10,025	11,925		11,698	14,945
Property, plant and equipment, at cost	7,470	8,118	9,462		9,057	10,645
Less accumulated depreciation	3,428	3,515	4,224		4,088	4,857

	4,042	4,603	5,238		4,969	5,788
Goodwill, net of accumulated amortization	2,222	5,571	6,197		6,049	6,700
Intangible assets, net	141	1,399	1,627		1,512	1,593
Other assets	1,395	1,537	1,133		1,592	1,144

Total assets	$21,254	$23,135	$26,120		$25,820	$30,170	$

Short-term borrowings, including current maturities	$728	$768	$564		$2,200	$2,723	$
Accrued taxes other than income taxes	2,697	2,682	3,541		3,347	3,818
Other current liabilities	2,345	2,884	2,884		3,202	3,051
Long-term debt		4,141	2,222		991	655
Deferred income taxes	1,194	1,024	1,166		1,081	1,198
Other liabilities	1,261	1,329	1,476		1,387	1,449
Stockholder’s equity	13,029	10,307	14,267		13,612	17,276

Total liabilities and stockholder’s equity	$21,254	$23,135	$26,120		$25,820	$30,170	$

Cash Flow Data:
Cash provided by (used in):
Operating activities	$4,826	$5,158	$6,236	$	$5,268	$5,318	$
Investing activities	(852)	(5,622)	(439)		(473)	(1,178)
Financing activities	(2,425)	(2,964)	(5,417)		(4,378)	(2,792)
Depreciation and amortization	459	527	658		495	530
Capital expenditures	(711)	(736)	(886)		(584)	(714)
Other Data:
Volume (in billions of units)	761	804	831		640	652
Corporate expenses	78	72	67		47	51
Adjusted Earnings Per Share Data (2):
Basic earnings per share	$2.23	$2.71	$2.94	$	$2.17	$2.22	$
Diluted earnings per share	2.22	2.69	2.92		2.15	2.20
Shares used in computing:
Basic earnings per share	2,047	2,070	2,087		2,086	2,100
Diluted earnings per share	2,063	2,090	2,105		2,104	2,115

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements for events that affect the comparability of the amounts presented above.

(2)	Assumes PMI shares outstanding equivalent to Altria shares outstanding in each period.

OUR GOALS, STRENGTHS AND STRATEGIES

Our Goals

Our goals are:

•	to meet the expectations of adult smokers by offering innovative tobacco products of the highest quality available in their preferred price category;

•	to generate superior returns to our stockholders through revenue, volume, income and cash flow growth and a balanced program of dividends and share repurchases;

•	to reduce the harm caused by tobacco products by supporting comprehensive regulation and developing products with the potential to reduce the risk of tobacco related diseases; and

•	to be a responsible corporate citizen and to conduct our business with the highest degree of integrity.

Our Strengths

Our strengths are:

•

our financial resources—following the Spin-off, we will be the most profitable publicly traded tobacco company and a strong generator of cash flow, which enables us to support and expand our brand portfolio and geographic reach, to fund innovation and the research and development of both conventional products and potentially reduced risk products and to reward stockholders;

•

our scale and infrastructure—our size and scope in both mature and emerging markets enable us to be efficient and effective in serving our consumers and customers worldwide and to expand our brands geographically as well as to reduce costs and improve productivity; we are the market leader in 11[1] of the top 30 international markets and number two in an additional 8 of these markets;

•

our powerful and diverse brand portfolio, led by the world’s best selling international cigarette, Marlboro—Marlboro competes consistently in the profitable premium segment; our superior portfolio of international brands with strong brand equity also includes the world’s third best selling international cigarette brand, L&M, and a wide range of other well-known brands such as Parliament, Virginia Slims, Muratti, Chesterfield, Philip Morris and Bond Street;

•

a successful track record in acquiring and integrating companies—in 2005 we purchased Sampoerna in Indonesia, and this company, which contributed $608 million to our operating income in 2006, is performing above our expectations; other recent acquisitions in Colombia and Serbia and our increased investments in Mexico and Pakistan have also reinforced our position in emerging markets; we will continue to pursue business development opportunities that make strategic and financial sense;

•

our focus on cost controls, productivity gains and manufacturing efficiencies—this focus is reflected in the streamlining of our operations center in Switzerland, the development of shared service centers, supply chain optimization and the previously announced plans for additional factory rationalization;

•

our R&D capabilities—our research and development efforts are primarily focused on the development of products with the potential to reduce the risk of tobacco related diseases based on a better understanding of the mechanisms of smoking related diseases; for our conventional products, we concentrate on product improvement, regulatory compliance, quality assurance and the development of innovative products in terms of blends, packaging and cigarette and filter construction;

[1]	Assumes Imperial had acquired Altadis and Japan Tobacco had acquired Gallaher on January 1, 2006.

•

comprehensive and positive attitude towards regulation—we actively seek a comprehensive and cohesive regulatory framework for all tobacco products that is based on the principle of harm reduction and will establish rules that:

–	govern the manufacture, marketing, sale, and use of conventional products that meet adult consumers’ preferences.

–	require all manufacturers to follow the same high standards in product development, assessment and testing.

–	encourage the development and commercialization of products with the potential to reduce the risk of tobacco related diseases.

•

quality of our employees and their proven ability to execute—we have an experienced management team, strong organizational depth, and a highly motivated and diverse professional workforce; we provide challenging career opportunities to attract and retain people who are dedicated and effective.

Our Strategies

We intend to create superior value for our investors by executing the following key strategies:

•	Further strengthen our brand portfolio through innovation leadership based on enhanced consumer understanding. We are working to:

–

reinforce Marlboro’s market leadership by using our deep consumer understanding and engagement to introduce innovative new packaging, new blends and other line extensions, and by supporting Marlboro’s vibrant brand equity with strong and fresh executions of its iconic campaign and image building promotions.

–

enhance L&M’s growth momentum by revitalizing the brand family with products that have a higher overall preference than the current offering, especially among consumers of competitive brands, due to their smoother taste and their attractive new pack design, and by the continued expansion of the brand to new markets and new taste segments.

–

further develop and expand our portfolio of differentiated brands, including Parliament, Virginia Slims, Muratti and Chesterfield, that competes successfully across a range of consumer preferences in a variety of market segments across the world.

–

expand our position in profitable low price segments with a mix of international brands, such as Bond Street, Red & White and Next, and local brands, such as Diana, Petra, f6, Assos and Delicados, while remaining focused on further strengthening our share in the premium price category.

•

Successfully develop next generation products that meet adult consumer preferences and have the potential to reduce the risk of tobacco related diseases and, once that objective is met, profitably commercialize those products.

•

Work with governments and other stakeholders to implement a comprehensive, consistent and cohesive regulatory framework that applies to all tobacco product categories and is based on the principle of harm reduction. We are working to:

–	achieve equitable fiscal measures that are integrated with public health policy.

–	support restrictions on general tobacco product advertising, marketing and sponsorship, while maintaining our ability to communicate directly with adult smokers.

–	obtain rigorous science-based product regulations establishing testing, reporting and performance standards for all tobacco products.

–	obtain comprehensive and fully enforced measures to prevent youth smoking.

–

support public smoking restrictions in indoor public places, while maintaining adult smokers’ ability to enjoy tobacco products in some public venues, and preserving the right of adults to smoke in private places.

–	obtain comprehensive and fully enforced measures to prevent the manufacture of counterfeit products and illicit trade.

–	establish an appropriate regulatory framework for the manufacture and commercialization of products with the potential to reduce risk.

•	Pursue business development opportunities.

–

we have historically expanded our business through a mixture of organic growth, acquisitions and access to new markets and we will continue to evaluate all potential acquisition and other business development opportunities using a disciplined approach.

–	we will only pursue those opportunities that we believe are financially and strategically compelling and will enhance long-term stockholder value.

•	Increase speed to market, improve organizational effectiveness and enhance productivity.

–

we have revised our operating model to provide our market managers with greater flexibility and higher levels of decision making responsibilities, and introduced a new consumer insights and innovation process that is intended to provide an enlarged pipeline of new product concepts and ideas, increase our speed to market and enhance the probability of successful new launches.

–

we will continue to pursue efforts to control costs in all areas through initiatives such as clustering manufacturing plants, centralizing materials purchasing, streamlining the number of product offerings, simplifying blend and product specifications, grouping back office operations in lower cost locations and investing in productivity enhancing information technology infrastructure and programs.

•	Attract, motivate and retain the best global talent.

–

we will continue to develop our employees through well structured development and advancement plans that will provide them with challenging professional assignments, attractive career opportunities and competitive remuneration.

–	while our focus will remain on internal talent development, our efforts will be complemented by selected external recruiting at all levels of the organization.

RISK FACTORS

You should carefully consider the risks described below and the other information in this Information Statement in evaluating us and our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, in which case the trading price of our common stock could decline. This Information Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Information Statement. See “Forward-Looking and Cautionary Statements.”

Risks Related to Our Business and Industry

Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may affect our profitability disproportionately and make us less competitive versus certain of our competitors.

Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our manufactured cigarette brands versus competitive manufactured cigarette brands. Because our portfolio is weighted toward the premium priced manufactured cigarette category, tax regimes based on sales price have placed us at a competitive disadvantage in certain markets. As a result, our volume and profitability are adversely affected in these markets.

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium price to the mid-price or low price cigarette categories where we may be under-represented, from domestic sales to legal cross-border purchases of lower price products or to illicit products such as contraband and counterfeit.

The European Commission is seeking to alter minimum retail selling price systems.

Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of preventing the use of tobacco products.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such actions will continue to reduce consumption levels. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization’s Framework Convention for Tobacco Control, or FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and appeal of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors and generic packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

•	requirements regarding testing, disclosure and use of tobacco product ingredients;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

Partly because of some or a combination of these measures, unit sales of tobacco products in certain markets, principally Western Europe and Japan, have been in general decline and we expect this trend to continue. Our operating income could be significantly affected by any significant decrease in demand for our products, any significant increase in the cost of complying with new regulatory requirements and requirements that lead to a commoditization of tobacco products.

Litigation related to cigarette smoking and exposure to environmental tobacco smoke, or ETS, could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 14 to our consolidated financial statements and “Business—Litigation” for a discussion of tobacco-related litigation.

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, government-owned tobacco monopolies, principally in the PRC, Egypt, Thailand, Taiwan and Algeria. Industry consolidation and privatizations of governmental monopolies have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

Because we have operations in numerous countries, our results may be influenced by economic, regulatory and political developments in many countries.

Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threat of war may have a significant impact on the business environment. Economic, political, regulatory or other developments could disrupt our supply chain or our distribution capabilities. In addition, such developments could lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, which could reduce our volumes, revenues and net earnings. In certain markets, we are dependent on governmental approvals of various actions such as price changes.

In addition, despite our high ethical standards and rigorous control and compliance procedures aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our international partners and employees.

We may be unable to anticipate changes in consumer preferences or to respond to consumer behavior influenced by economic downturns.

Our tobacco business is subject to changes in consumer preferences, which may be influenced by local economic conditions. To be successful, we must:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and broaden brand portfolios;

•	improve productivity; and

•	be able to protect or enhance margins through price increases.

In periods of economic uncertainty, consumers may tend to purchase lower price brands, and the volume of our premium price and mid-price brands and our profitability could suffer accordingly.

We lose revenue as a result of counterfeiting, contraband and cross-border purchases.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the amount of revenue we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets and allegations of false and misleading usage of descriptors such as “lights” and “ultra lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Environment—Governmental Investigations” for a description of governmental investigations to which we are subject.

We may be unsuccessful in our attempts to produce cigarettes with the potential to reduce the risk of tobacco related diseases.

We continue to seek ways to develop and to commercialize new product technologies that may reduce the risk of smoking. Our goal is to reduce constituents in tobacco smoke identified by public health authorities as harmful while continuing to offer adult smokers products that meet their taste expectations. We may not succeed in these efforts. If we do not succeed, but one or more of our competitors do, we may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of these products.

Our reported results could be adversely affected by currency exchange rates and currency devaluations could impair our competitiveness.

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

The repatriation of our foreign earnings may increase our effective tax rate.

Because we are a U.S. holding company, our most significant source of funds will be distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall tax rate in the years such distributions take place.

Our ability to grow may be limited by our inability to introduce new products, enter new markets or to improve our margins through higher pricing and improvements in our brand and geographical mix.

Our profitability may suffer if we are unable to introduce new products or enter new markets successfully, to raise prices or maintain an acceptable proportion of our sales of higher margin products and sales in higher margin geographies.

We may be unable to expand our portfolio through successful acquisitions.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions. Acquisition opportunities are limited and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms or that future acquisitions will be accretive to earnings.

Government mandated prices, production control programs, shifts in crops driven by economic conditions and adverse weather patterns may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and crop quality can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

Risks Related to Our Separation from Altria

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the Distribution.

Prior to the Distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this Information Statement or for reasons unrelated to our specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions.

A number of our shares are or will be eligible for future sale, which may cause our stock price to decline.

Upon completion of the Distribution, we will have outstanding an aggregate of approximately 2.105 billion shares of our common stock. Virtually all of these shares will be freely tradable without restriction or registration under the Securities Act of 1933. We are unable to predict whether large amounts of common stock will be sold in the open market following the Distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. A portion of Altria’s common stock is held by index funds tied to the Standard & Poor’s 500 Index, the Dow Jones Industrial Average or other stock indices. If we are not included in these indices at the time of the Distribution, these index funds will be required to sell our stock.

We could incur significant indemnity obligations if our action or failure to act causes the Distribution to be taxable.

Under the tax sharing agreement between Altria and us, we have agreed to indemnify Altria and its affiliates if we take, or fail to take, any action where such action, or failure to act, precludes the Distribution from qualifying as a tax-free transaction. For a discussion of these restrictions, please see “The Distribution—U.S. Federal Income Tax Consequences of the Distribution.”

We have no recent history operating as an independent public company and we may be unable to make the changes necessary to operate as an independent public company, or we may incur greater costs as an independent public company that may cause our profitability to decline.

Prior to the separation, a management services subsidiary of Altria provided various corporate services for us, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs and tax services. Following the separation, Altria’s management services subsidiary will have no obligation to provide these services to us other than the interim services that are described in “Relationship with Altria.” If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once our transition services agreement expires, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Altria’s management services subsidiary currently provides us. We may not be successful in implementing these systems and services or in transitioning data from Altria’s systems to ours.

Your percentage ownership of our common shares may be diluted by future acquisitions.

One of the purposes of the Spin-off is to provide us with focused common stock that can be used to fund acquisitions. To the extent we issue new shares of common stock to fund acquisitions, your percentage ownership of our shares will be diluted. There is no assurance that the effect of this dilution will be offset by accretive earnings from the acquisition.

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. We are identifying important facts that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the cautionary statements under the caption “Risk Factors.” We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under the caption “Business.” You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the risks discussed in this Information Statement to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

THE DISTRIBUTION

General

The separation of PMI from Altria will be accomplished through a pro rata distribution by Altria of 100% of our outstanding common stock to Altria stockholders, which we refer to as the Distribution or the Spin-off, on                      ,      , the Distribution Date. As a result of the Distribution, each holder of Altria common stock as of 5:00 p.m. Eastern Time on                      ,       , the Record Date, will:

•	receive one share of our common stock for each share of Altria common stock owned by such holder; and

•	retain such holder’s shares in Altria.

Altria stockholders will not be required to pay for shares of our common stock received in the Distribution or to surrender or exchange shares of Altria common stock in order to receive our common stock or to take any other action in connection with the Distribution. No vote of Altria stockholders is required or sought in connection with the Distribution, and Altria stockholders have no appraisal rights in connection with the Distribution.

Reasons for the Distribution

After much consideration, Altria’s Board of Directors and management determined that our separation from Altria would provide the following benefits:

•	an improved focus on the different market dynamics, competitive frameworks, challenges and opportunities that PM USA and PMI face;

•	a more optimal and efficient capital allocation to enhance stockholder value, coupled with greater financial flexibility resulting from an increase in the combined debt capacity of Altria and PMI;

•	greater transparency leading to the elimination of the sum-of-the-parts discount under which Altria’s common stock has typically traded essentially as if it were solely a U.S. tobacco company;

•	a significant reduction in corporate overheads, including the closure of Altria’s corporate headquarters in New York;

•	the creation of a potential acquisition currency in the form of more focused equity that neither of Altria’s tobacco subsidiaries has available prior to the Spin-off; and

•	a tighter alignment of compensation and rewards with the performance of each entity.

Once separated, based on net income, Altria will be the third largest publicly traded tobacco company in the world and we will be the largest, providing each with the necessary scale to operate on a stand alone basis.

The U.S. cigarette market differs substantially from international markets. The U.S. cigarette industry is characterized by declining consumption trends, brand concentration, narrow gaps between price segments, a fully specific cigarette excise tax structure, broad third party distribution and low tariff barriers. Within this market, PM USA has a 50.3% market share and Marlboro contributes 81% of its volume.

In contrast, the international tobacco industry is characterized by flat to growing consumption trends, a proliferation of brands, wide price gaps, myriad excise tax structures, significantly different modes of distribution and, frequently, protectionist trade policies. We have a 15.4% share of the international market, with Marlboro contributing 38% of our volume.

These differing market dynamics require fundamentally different business strategies and offer significantly different business opportunities for growth. PM USA is pursuing growth in adjacent product categories such as smokeless, while we seek primarily to expand our cigarette business both organically and through acquisitions.

The separation will enable management of each company to focus exclusively on these disparate challenges and opportunities, eliminate the layer of parent company management and facilitate quicker and more flexible decision making. Reflecting these disparate market dynamics, there is today no major competitor with significant operations both in the United States and international markets. As independent companies, PM USA and PMI will each be better positioned to compete with its major competitors.

These different market characteristics cause us to have capital allocation needs that will differ from Altria’s needs following the Spin-off. Based on these needs, as separate companies, Altria and PMI will each determine the capital structure and other financial policies that best enable it to target the stockholder base that is most appropriate to its business fundamentals.

The separation will improve our ability to grow through acquisitions. As an independent company, our debt capacity will increase because rating agencies and lenders will no longer link our borrowings with Altria’s. We will also have our own focused publicly traded stock that we can use as acquisition currency. As a result, the Spin-off will optimize our growth potential.

Results of the Distribution

After the Distribution, we will be an independently traded public company. Immediately following the Distribution, we expect to have approximately              holders of shares of our common stock.

We and Altria will be parties to a number of agreements that govern the Spin-off and our future relationship. For a more detailed description of these agreements, please see “Relationship with Altria—Agreements Between Altria and Us.”

The Distribution will not affect the number of outstanding shares of Altria common stock or any rights of Altria stockholders.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution are set forth in a distribution agreement between Altria and us. Under that agreement, the Distribution will be effective on the Distribution Date. As a result of the Distribution, each Altria stockholder will receive one share of our common stock for each share of Altria common stock owned on the Record Date. For registered Altria stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Altria common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. See “When and How You Will Receive PMI Shares” below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights to acquire a pro rata portion of any new equity issuance. See “Description of Capital Stock.” Following the Distribution, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time, without charge.

When and How You Will Receive PMI Shares

On the Distribution Date, Altria will release its shares of our common stock for distribution by Computershare, our distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.

“Street Name” Holders.  Many Altria stockholders have Altria common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their Altria common stock in an account with a bank or brokerage firm, our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the Distribution. We anticipate that this will take three to eight business days after the Distribution Date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders.  If you are the registered holder of Altria common stock and hold your Altria common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

Direct Registration System.  PMI common stock will be issued as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock—Transfer Agent and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the Distribution Date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Transferability of Shares You Receive

The shares of our common stock distributed to Altria stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended, or the Securities Act. Persons who may be deemed to be our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their shares of PMI common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Under Rule 144, an affiliate may not sell within any three-month period shares of our common stock in excess of the greater of:

•	1% of the then outstanding number of shares of our common stock; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and availability of current public information about us.

Employee Stock-Based Plans

In connection with the Distribution, each option for Altria common stock granted under our existing option plans will be split into options to acquire Altria common stock and PMI common stock. Holders of Altria options will receive the following options, having an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria options:

•	a new PMI option (issued by us) to acquire that number of shares of our common stock equal to the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

The exercise price of each option will be pro rated to reflect the relative market values of our shares and Altria shares immediately following the Distribution. As a result, the new PMI option and the adjusted Altria option will have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria options.

Holders of Altria restricted stock or stock rights will retain their existing award and will receive restricted stock or stock rights of our common stock using the same formula set forth above for new PMI options.

U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences to us, Altria and U.S. Holders (as defined below) of Altria common stock as a result of the Distribution of our common stock to holders of Altria common stock. This summary is not a complete description of those consequences and, in particular, may not address U.S. federal income tax considerations that affect the treatment of a stockholder who acquired Altria common stock as compensation or of a stockholder subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the Distribution of our common stock to you. In addition, no information is provided herein with respect to tax consequences under applicable foreign, state, local or other laws, other than U.S. federal income tax laws. The Distribution may be taxable to you under such foreign, state, local and other laws. Further, this summary is based upon provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings and judicial decisions in effect as of the date of this Information Statement. Future legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the Distribution of the PMI common stock to you.

For purposes of this summary, a U.S. Holder is a beneficial owner of Altria common stock that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. If a partnership holds Altria common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Altria common stock should consult its tax advisor.

Tax-Free Status of the Distribution.  Altria [has received] a private letter ruling from the IRS to the effect that, for United States federal income tax purposes:

•	No gain or loss will be recognized by (and no amount will be included in the income of) the stockholders of Altria upon the receipt of the stock of PMI in connection with the Distribution.

•	No gain or loss will be recognized by Altria on the distribution of the stock of PMI in connection with the Distribution.

•

The aggregate basis of the Altria shares and the PMI shares in the hands of the stockholders of Altria after the Distribution will be the same as the basis of the Altria shares in the hands of its stockholders immediately before the Distribution.

•

The holding period of the stock of PMI to be received by the Altria stockholders will include the holding period of the Altria stock held by each such stockholder prior to the Distribution, provided that the shares of Altria were held as a capital asset on the date of the Distribution.

•	Proper allocation of earnings and profits between Altria and PMI will be made.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Altria will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain legal requirements necessary to obtain tax-free treatment under Section 355 of the Internal Revenue Code. Rather, the private letter ruling is based upon representations by Altria that these legal requirements have been satisfied, and any inaccuracy in the representations could prevent Altria from relying on the ruling.

Altria [has also received] an opinion from outside legal counsel, to the effect that the Spin-off will qualify as tax-free to Altria and Altria stockholders for U.S. federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. The opinion relies on the IRS letter ruling as to matters covered by the ruling. The opinion is based on, among other things, certain assumptions and representations as to factual matters made by Altria and us, which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by counsel in its opinion.

If the Distribution were not to qualify as a tax-free distribution for U.S. federal income tax purposes, then each stockholder of Altria receiving shares of PMI common stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the PMI common stock received. In addition, Altria would recognize a taxable gain equal to the excess of the fair market value of the PMI common stock distributed over Altria’s adjusted tax basis in such stock.

Even if the Distribution otherwise qualifies as a tax-free distribution, it might be taxable to Altria under Section 355(e) of the Internal Revenue Code if 50% or more of either the total voting power or the total fair market value of the stock of Altria or PMI is acquired as part of a plan or series of related transactions that include the Distribution. If Section 355(e) applies as a result of such an acquisition, Altria would recognize a taxable gain as described above, but the Distribution would generally be tax free to Altria stockholders.

Indemnification.  Under the tax sharing agreement between Altria and PMI, PMI has agreed to indemnify Altria and its affiliates if PMI takes, or fails to take, any action where such action, or failure to act, precludes the Distribution from qualifying as a tax-free transaction. See “Relationship with Altria—Agreements Between Altria and Us.”

Information Reporting.  Current Treasury regulations require certain “significant” Altria stockholders (who immediately before the Distribution either own 5% or more of Altria stock or have an aggregate basis in their Altria stock of $1 million or more) who receive PMI common stock pursuant to the Distribution to attach to his or her U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability to the Distribution of Section 355 of the Internal Revenue Code. We will provide appropriate information to each holder of record of Altria common stock as of the Record Date to allow this requirement to be met.

Tax Consequences of the Distribution to Non-U.S. Stockholders

Canadian Tax Consequences.  Altria anticipates that the Canadian revenue authority will conclude that the Spin-off is an “eligible distribution” for electing Canadian resident stockholders and thus eligible for tax-deferral. The rollover is provided under 86.1 of the Canadian Tax Act and it applies in respect of an “eligible distribution” by a U.S. corporation to Canadian-resident stockholders. Altria will post the results of the Canadian revenue authority’s determination on its website once such results become available. The Canadian revenue authority may also post such results on its website. Absent the tax-deferral, Canadian-resident stockholders would be required to include the distribution of PMI common shares in computing income under the Canadian Tax Act.

The foregoing is for general information purposes and does not constitute tax advice to any Canadian stockholder. Such stockholders should consult their own tax advisors regarding the particular consequences of the Distribution to them, including the applicability and effect of any Canadian federal, provincial and territorial and foreign tax laws, and regarding the actions and information necessary to make the required election, in the event that the Canadian revenue authority determines that the Spin-off is an “eligible distribution” for electing Canadian-resident stockholders.

Tax Consequences to Other Non-U.S. Stockholders.  Certain non-U.S. stockholders may be subject to tax on the Distribution in jurisdictions other than the U.S. notwithstanding that the Distribution is not taxable under U.S. federal income tax law. In some jurisdictions this may be the case even if a sale of shares may be subject to little or no tax in that jurisdiction. It is extremely important that you consult your own tax advisor regarding the particular consequences of the Distribution to you, including the applicability of any U.S. federal, state and local and foreign tax laws.

Market for Our Common Stock

There is currently no public market for our common stock. Our common stock has been authorized to be listed on the NYSE under the symbol “            .” We anticipate that trading of our common stock will commence on a when-issued basis shortly before the Record Date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the Distribution Date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the Distribution Date. We cannot predict what the trading prices for our common stock will be before or after the Distribution Date. In addition, we cannot predict any change that may occur in the trading price of Altria’s common stock as a result of the Distribution.

Our common stock will also be listed on the stock exchanges in Switzerland and Luxembourg.

Distribution Conditions and Termination

We expect that the Distribution will be effective on                      ,    , provided that, among other things:

•	the Form 10 shall be effective under the Exchange Act, with no stop order in effect with respect thereto, and this Information Statement shall have been mailed to Altria’s stockholders;

•	the actions and filings necessary under state securities and blue sky laws of the United States and any comparable laws under any foreign jurisdictions must have been taken and become effective;

•

no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution will be in effect and no other event outside Altria’s control will have occurred or failed to occur that prevents the consummation of the Distribution;

•	our common stock shall have been accepted for listing on the New York Stock Exchange, subject to official notice of issuance;

•

[the letter ruling Altria received from the IRS with respect to the tax treatment of the Spin-off shall not have been revoked or modified by the IRS in any material respect and] Altria shall have received confirmation from its tax advisor that such counsel’s opinion regarding the tax-free status of the Distribution continues in effect as of the Distribution Date; and

•	all material government approvals and material consents necessary to consummate the Distribution shall have been received and continue to be in full force and effect.

In addition, in the event the Distribution Date is for any reason postponed by more than 120 days after declaration of the dividend, Altria’s Board of Directors must redetermine that the Distribution satisfies the requirements of the Virginia Stock Corporation Act governing distributions and it must reset the record date and distribution date. The consummation of the Distribution will be subject to the satisfaction of the conditions set forth above. Altria’s determination regarding the satisfaction of any of such conditions will be conclusive.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Altria stockholders who will receive shares of PMI common stock in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Altria nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

DIVIDEND AND SHARE REPURCHASE POLICY

We plan to pay a dividend at the initial rate of $             per share per quarter, or $             per share on an annualized basis. Payment of future cash dividends will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. We anticipate that our Board of Directors will authorize a share repurchase program based on a prudent balance between our anticipated financial needs and our goal to generate superior returns to our stockholders. Because we are a holding company, our principal sources of funds are from the payment of dividends and repayment of debt from our subsidiaries. Our principal wholly-owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock. For a discussion of our credit agreement covenants, please see “Financial Review—Debt and Liquidity” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our capitalization on an actual basis as of September 30, 2007, and as adjusted to give effect to: [to come]

This table should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this Information Statement.

	As of September 30, 2007
	(unaudited)
	Actual	As adjusted
Short-term debt	512	[to come	]
Current portion of long-term debt	2,211
Long-term debt	655

Total debt	3,378
Total stockholder’s equity	17,276

Total capitalization	$20,654

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements which is included elsewhere in this Information Statement. The unaudited consolidated statements of income data for the nine months ended September 30, 2006 and September 30, 2007, and the unaudited consolidated balance sheet data as of the last day of each of these periods are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The consolidated statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our historical audited consolidated financial statements, which are included elsewhere in this Information Statement. The 2002 and 2003 financial information, as well as the 2004 balance sheet information, is derived from our historical consolidated financial statements.

The historical financial information is not necessarily indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Data.”

	As of and for the Years Ended December 31 (1)					As of and for the Nine Months Ended September 30 (1)
	2002	2003	2004	2005	2006	2006	2007
	(in millions, except adjusted earnings per share data)
Consolidated Statement of Earnings Data:
Net revenues	$28,672	$33,389	$39,536	$45,288	$48,260	$36,814	$41,448
Cost of sales	5,967	6,391	6,721	7,645	8,153	6,160	6,594
Excise taxes on products	13,997	17,430	21,953	25,275	27,466	20,946	24,148

Gross profit	8,708	9,568	10,862	12,368	12,641	9,708	10,706
Marketing, administration and research costs	3,073	3,372	4,086	4,543	4,574	3,398	3,710
Italian antitrust charge					61	61
E.C. agreement			250
Asset impairment and exit costs	58		44	90	126	88	153
Gain on sale of business					(488)

Operating income	5,577	6,196	6,482	7,735	8,368	6,161	6,843
Interest (income) expense, net	(56)	(17)	4	94	142	122	(3)

Earnings before income taxes and minority interest	5,633	6,213	6,478	7,641	8,226	6,039	6,846
Provision for income taxes	1,971	2,090	1,762	1,835	1,829	1,313	1,996

Earnings before minority interest	3,662	4,123	4,716	5,806	6,397	4,726	4,850
Minority interest in earnings, net	129	148	146	186	251	192	197

Net earnings	$3,533	$3,975	$4,570	$5,620	$6,146	$4,534	$4,653

Balance Sheet Data:
Cash and cash equivalents	$2,433	$3,161	$4,996	$1,209	$1,676	$1,684	$3,188
Receivables	1,940	1,791	2,159	1,898	2,160	2,182	2,466
Inventories	3,676	4,274	4,814	5,420	7,075	6,304	7,696
Due from Altria and affiliates	2,364	1,541	1,213	693	588	941	1,072
Other current assets	432	286	272	805	426	587	523

Total current assets	10,845	11,053	13,454	10,025	11,925	11,698	14,945
Property, plant and equipment, at cost	5,148	6,338	7,470	8,118	9,462	9,057	10,645
Less accumulated depreciation	2,282	2,826	3,428	3,515	4,224	4,088	4,857

	2,866	3,512	4,042	4,603	5,238	4,969	5,788
Goodwill, net of accumulated amortization	981	2,016	2,222	5,571	6,197	6,049	6,700
Intangible assets, net	25	45	141	1,399	1,627	1,512	1,593
Other assets	842	1,004	1,395	1,537	1,133	1,592	1,144

Total assets	$15,559	$17,630	$21,254	$23,135	$26,120	$25,820	$30,170

Short-term borrowings, including current maturities	$162	$186	$728	$768	$564	$2,200	$2,723
Accrued taxes, other than income taxes	1,521	2,117	2,697	2,682	3,541	3,347	3,818
Other current liabilities	2,255	2,239	2,345	2,884	2,884	3,202	3,051
Long-term debt				4,141	2,222	991	655
Deferred income taxes	816	1,017	1,194	1,024	1,166	1,081	1,198
Other liabilities	1,548	1,580	1,261	1,329	1,476	1,387	1,449
Stockholder’s equity	9,257	10,491	13,029	10,307	14,267	13,612	17,276

Total liabilities and stockholder’s equity	$15,559	$17,630	$21,254	$23,135	$26,120	$25,820	$30,170

Cash Flow Data:
Cash provided by (used in):
Operating activities	$3,151	$4,630	$4,826	$5,158	$6,236	$5,268	$5,318
Investing activities	(479)	(1,509)	(852)	(5,622)	(439)	(473)	(1,178)
Financing activities	(2,494)	(2,601)	(2,425)	(2,964)	(5,417)	(4,378)	(2,792)
Depreciation and amortization	307	370	459	527	658	495	530
Capital expenditures	(497)	(586)	(711)	(736)	(886)	(584)	(714)
Other Data:
Volume (in billions of units)	723	736	761	804	831	640	652
Corporate expenses	$89	$90	$78	$72	$67	$47	$51
Earnings per share (2)	$23.55	$26.50	$30.47	$37.47	$40.97	$30.22	$31.02
Dividends per share (2)	$13.83	$24.71	$18.72	$51.21	$18.53	$12.87	$16.63
Adjusted Earnings Per Share Data (3):
Basic earnings per share	$1.67	$1.96	$2.23	$2.71	$2.94	$2.17	$2.22
Diluted earnings per share	$1.66	$1.95	$2.22	$2.69	$2.92	$2.15	$2.20
Shares used in computing:
Basic earnings per share	2,111	2,028	2,047	2,070	2,087	2,086	2,100
Diluted earnings per share	2,129	2,038	2,063	2,090	2,105	2,104	2,115

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements for events that affect the comparability of the amounts presented above.

(2)	Based on the 150 shares of PMI stock held by Altria.

(3)	Assumes PMI shares outstanding equivalent to Altria shares outstanding in each period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the year ended December 31, 2006 and our unaudited consolidated interim financial statements for the nine months ended September 30, 2007, each of which is included elsewhere in this Information Statement. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this Information Statement, as if those transactions had been completed at earlier dates:

•	[to come]

The unaudited pro forma condensed consolidated statements of income assume that these transactions occurred as of January 1, 2006 and the unaudited pro forma consolidated balance sheet data assume that these transactions occurred as of September 30, 2007.

You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections “Selected Historical Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The unaudited pro forma condensed consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this Information Statement.

The unaudited pro forma condensed consolidated financial information is not necessarily indicative of our future performance or what our results of operations would have been if we had operated as a separate company during the periods presented, or if the transactions reflected therein had actually occurred at the dates in the pro forma calculations.

	Year Ended December 31, 2006			Nine Months Ended September 30, 2007
	Historical	Adjustments	Pro Forma	Historical	Adjustments	Pro Forma
	(in millions, except per share data)
Consolidated Statement of Earnings Data:
Net revenues	$48,260		$	$41,448	$	$
Cost of sales	8,153			6,594
Excise taxes on products	27,466			24,148

Gross profit	12,641			10,706
Marketing, administration and research costs	4,574			3,710
Italian antitrust charge	61
Asset impairment and exit costs	126			153
Gain on sale of business	(488)

Operating income	8,368			6,843
Interest expense (income), net	142	$		(3)

Earnings before income taxes and minority interest	8,226			6,846
Provision for income taxes	1,829			1,996

Earnings before minority interest	6,397			4,850
Minority interest in earnings	251			197

Net earnings	$6,146	$	$	$4,653	$	$

Adjusted Earnings per Share Data:
Diluted earnings per share	$2.92			$2.20

Balance Sheet Data:
Assets:
Cash and cash equivalents				$3,188	$	$
Receivables				2,466
Inventories				7,696
Due from Altria and affiliates				1,072
Other current assets				523
Property, plant and equipment, net				5,788
Goodwill, net				6,700
Intangible assets, net				1,593
Other assets				1,144

Total assets				$30,170	$	$

Liabilities and Equity:
Short-term borrowings, including current maturities				$2,723	$	$
Accrued taxes, other than income taxes				3,818
Other current liabilities				3,051
Long-term debt				655
Deferred income tax liabilities				1,198
Other liabilities				1,449

Total liabilities				12,894
Stockholder’s equity				17,276

Total liabilities and equity				$30,170	$	$

See introduction and accompanying notes.

Notes To Pro Forma Condensed Consolidated Financial Data

[to come]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30,

2006 AND 2007

You should read the following discussion together with our condensed consolidated financial statements and their accompanying notes included elsewhere in this Information Statement.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

Consolidated Operating Results for the Nine Months Ended September 30, 2007 – The changes in our net earnings and Adjusted Diluted EPS for the nine months ended September 30, 2007, from the comparable 2006 amounts, were as follows:

	Net Earnings	Adjusted Diluted EPS
	(in millions, except per share data)
For the nine months ended September 30, 2006	$4,534	$2.15
2006 Italian antitrust charge	61	0.03
2006 Asset impairment and exit costs	57	0.03
2006 Favorable resolution of the Altria 1996-1999 IRS Tax audit	(485)	(0.23)

Subtotal 2006 items	(367)	(0.17)

2007 Asset impairment and exit costs	(111)	(0.05)
2007 Reduction of the German corporate tax rate	27	0.01

Subtotal 2007 items	(84)	(0.04)

Currency	226	0.11
Change in tax rate	4	—
Higher shares outstanding		(0.01)
Operations	340	0.16

For the nine months ended September 30, 2007	$4,653	$2.20

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action.

Asset Impairment and Exit Costs – We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During the nine months ended September 30, 2006, we recorded pre-tax asset impairment and exit costs of $88 million ($57 million after-tax). During the nine months ended September 30, 2007, we recorded pre-tax asset impairment and exit costs of $153 million ($111 million after-tax). For further details on the asset impairment and exit costs, see Note 2 to the Condensed Consolidated Financial Statements.

Currency – The favorable currency impact is due primarily to the weakness of the U.S. dollar versus the euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar versus the Japanese yen.

Income Taxes – Our income tax rate for the nine months ended September 30, 2007 increased 7.5 percentage points to 29.2%. The 2007 tax rate includes a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The 2006 tax rate reflects a cash reimbursement from Altria of $450 million of federal tax reserves that were no longer required following the favorable resolution of Altria’s 1996-1999 IRS tax audit. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the nine months ended September 30, 2006.

Operations – The increase in earnings from our operations was due primarily to the following:

•	Eastern Europe, Middle East and Africa. Higher income due primarily to higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs; and

•	European Union. Higher income due primarily to higher pricing and lower marketing, administration and research costs, partially offset by lower volume/mix.

Consolidated Operating Results for the Three Months Ended September 30, 2007 – The changes in our net earnings and Adjusted Diluted EPS for the three months ended September 30, 2007, from the comparable 2006 amounts, were as follows:

	Net Earnings	Adjusted Diluted EPS
	(in millions, except per share data)
For the three months ended September 30, 2006	$1,382	$0.66
2006 Asset impairment and exit costs	41	0.02
2007 Asset impairment and exit costs	(11)	—
2007 Reduction of the German corporate tax rate	27	0.01

Subtotal 2007 items	16	0.01

Currency	97	0.04
Change in tax rate	17	0.01
Higher shares outstanding		(0.01)
Operations	172	0.08

For the three months ended September 30, 2007	$1,725	$0.81

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Asset Impairment and Exit Costs – We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During the three months ended September 30, 2006, we recorded pre-tax asset impairment and exit costs of $65 million ($41 million after-tax). During the three months ended September 30, 2007, we recorded pre-tax asset impairment and exit costs of $15 million ($11 million after-tax). For further details on the asset impairment and exit costs, see Note 2 to the Condensed Consolidated Financial Statements.

Currency – The favorable currency impact is due primarily to the weakness of the U.S. dollar against the euro, Turkish lira and Russian ruble, partially offset by the strength of the U.S. dollar against the Japanese yen.

Income Taxes – Our income tax rate for the three months ended September 30, 2007 decreased 1.5 percentage points to 28.3%. The 2007 tax rate includes a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany.

Operations – The increase in earnings from our operations was due primarily to the following:

•	Eastern Europe, Middle East and Africa. Higher income due primarily to higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs;

•	Asia. Higher income due primarily to higher pricing and lower marketing, administration and research costs, partially offset by unfavorable volume/mix; and

•	European Union. Higher income due primarily to higher pricing and lower marketing, administration and research costs, partially offset by lower volume/mix.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

Business Environment

See pages 52 to 59 of this Information Statement.

Discussion and Analysis

Consolidated Operating Results

See pages 11-16 for a discussion of Risk Factors. Our volume, net revenues and operating companies income by segment were as follows:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in billions)
Cigarette Volume:
European Union	201.6	199.9	68.7	65.4
Eastern Europe, Middle East and Africa	224.7	226.2	77.3	77.5
Asia	148.1	160.6	48.3	53.0
Latin America	65.6	64.8	21.6	21.3

Total cigarette volume	640.0	651.5	215.9	217.2

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions, except per share amounts)
Net Revenues:
European Union	$18,248	$20,253	$6,458	$6,832
Eastern Europe, Middle East and Africa	7,716	9,205	2,607	3,312
Asia	7,667	8,351	2,586	2,814
Latin America	3,183	3,639	1,052	1,274

Net revenues	$36,814	$41,448	$12,703	$14,232

Operating Income:
Operating companies income:
European Union	$2,735	$3,256	$955	$1,151
Eastern Europe, Middle East and Africa	1,639	1,911	582	710
Asia	1,456	1,412	449	514
Latin America	395	333	133	143
Amortization of intangibles	(17)	(18)	(6)	(6)
General corporate expenses	(47)	(51)	(15)	(17)

Operating income	$6,161	$6,843	$2,098	$2,495

Net earnings	$4,534	$4,653	$1,382	$1,725

Weighted average shares for Adjusted Diluted EPS	2,104	2,115	2,107	2,117

Adjusted Diluted EPS	$2.15	$2.20	$0.66	$0.81

As discussed in Note 8 to our condensed consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

The following events that occurred during the nine months ended September 30, 2006 and 2007, affected the comparability of our statement of earnings amounts.

•

Income Tax Benefit – Our 2007 tax provision includes a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany and our 2006 tax provision reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million and net state tax reversals of $35 million.

•

Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•	Asset Impairment and Exit Costs – For the nine months and three months ended September 30, 2006 and 2007, pre-tax asset impairment and exit costs consisted of the following:

		For the Nine Months Ended September 30,		For the Three Months Ended September 30,
		2006	2007	2006	2007
		(in millions)
Separation program	European Union	$78	$101	$56	$13
Separation program	Eastern Europe, Middle East and Africa		12
Separation program	Asia	7	22	6	2
Separation program	Latin America		18

Total separation programs		85	153	62	15

Asset impairment	European Union	3		3

Asset impairment and exit costs		$88	$153	$65	$15

For further details on asset impairment and exit costs see Note 2 to our condensed consolidated financial statements.

Consolidated Results of Operations for the Nine Months Ended September 30, 2007

The following discussion compares our consolidated operating results for the nine months ended September 30, 2007, with the nine months ended September 30, 2006.

Cigarette volume of 651.5 billion units increased 11.5 billion units or 1.8%. This increase was due primarily to higher volume in Asia as a result of the acquisition in Pakistan in March 2007. Excluding the acquisition in Pakistan, cigarette shipment volume was down 0.8%.

We achieved market share gains in a number of important markets, including Argentina, Australia, Austria, Egypt, France, Hungary, Italy, Korea, Mexico, the Netherlands, the Philippines, Portugal, Sweden and Ukraine.

Volume for Marlboro cigarettes decreased 1.6%. This decrease was due primarily to lower volume in the European Union, Mexico and Japan. These decreases were partially offset by higher volume in Algeria, Argentina, Bulgaria, Indonesia, Korea, Poland, Russia and Ukraine. Marlboro market share increased in many markets, including Argentina, Brazil, Egypt, Greece, Hungary, Indonesia, Kazakhstan, Korea, Mexico, the Philippines, Poland, Russia, Saudi Arabia, Serbia and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $4.6 billion or 12.6%. Excluding excise taxes, net revenues increased $1.4 billion or 9.0% to $17.3 billion. This increase was due primarily to favorable currency ($806 million), price increases ($678 million) and the impact of acquisitions ($119 million). These increases were partially offset by lower volume/mix ($171 million).

Operating income increased $682 million or 11.1%. This increase was due primarily to price increases, net of higher costs ($653 million), favorable currency ($321 million) and the Italian antitrust charge in 2006 ($61 million). These increases were partially offset by lower volume/mix ($201 million), higher pre-tax charges for asset impairment and exit costs ($65 million), higher marketing, administration and research costs ($45 million, including $30 million for a distributor termination in Indonesia) and the impact of divestitures ($45 million).

Currency movements increased net revenues by $2.4 billion ($806 million, after excluding the impact of currency movements on excise taxes) and operating income by $321 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar against the Japanese yen.

Interest income, net, was $3 million for the nine months ended September 30, 2007, compared with interest expense, net of $122 million for the nine months ended September 30, 2006. This change was due primarily to lower debt levels and higher interest income.

Our tax rate increased 7.5 percentage points to 29.2%. The 2007 tax rate includes a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The 2006 tax rate reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the nine months ended September 30, 2006.

Net earnings of $4.7 billion increased $119 million or 2.6%. This increase was due primarily to higher operating income and lower interest expense, net. This increase was partially offset by a higher 2007 tax rate.

Consolidated Results of Operations for the Three Months Ended September 30, 2007

The following discussion compares our consolidated operating results for the three months ended September 30, 2007, with the three months ended September 30, 2006.

Cigarette volume of 217.2 billion units increased 1.3 billion units or 0.6%. This increase was due primarily to higher volume in Asia as a result of the acquisition in Pakistan in March 2007. Excluding the acquisition in Pakistan, cigarette shipment volume was down 1.9% due primarily to lower volume in the European Union segment.

We achieved market share gains in a number of important markets, including Argentina, Australia, Egypt, Greece, Hungary, Israel, Italy, Korea, Mexico, Russia, Singapore, Spain, Sweden, Taiwan and Ukraine.

Volume for Marlboro cigarettes decreased 1.3%. This decrease was due primarily to lower volume in the European Union and Japan. These decreases were partially offset by higher volume in Argentina, Indonesia and Russia. Marlboro market share increased in many markets, including Argentina, Brazil, Egypt, Greece, Hungary, Indonesia, Israel, Korea, Mexico, the Philippines, Russia, Singapore and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $1.5 billion or 12.0%. Excluding excise taxes, net revenues increased $504 million or 9.3% to $5.9 billion. This increase was due primarily to favorable currency ($258 million), price increases ($280 million) and the impact of acquisitions ($48 million), partially offset by lower volume/mix ($82 million).

Operating income increased $397 million or 18.9%. This increase was due primarily to price increases and cost savings ($289 million), favorable currency ($138 million), lower asset impairment and exit costs ($50 million), and lower marketing, administration and research costs ($27 million). These increases were partially offset by lower volume/mix ($83 million) and the impact of divestitures ($14 million).

Currency movements increased net revenues by $861 million ($258 million, after excluding the impact of currency movements on excise taxes) and operating income by $138 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Turkish lira and Russian ruble, partially offset by the strength of the U.S. dollar against the Japanese yen.

Interest income, net, was $16 million for the three months ended September 30, 2007, compared with interest expense, net of $34 million for the three months ended September 30, 2006. This change was due primarily to lower debt levels and higher interest income.

Our tax rate decreased 1.5 percentage points to 28.3%. The 2007 tax rate includes a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany.

Net earnings of $1.7 billion increased $343 million or 24.8%. This increase was due primarily to higher operating income and lower interest expense, net.

Operating Results by Business Segment

Operating Results – Nine Months Ended September 30, 2007

The following discussion compares operating results within each of our reportable segments for the nine months ended September 30, 2007, with the nine months ended September 30, 2006.

European Union. Our cigarette volume decreased 0.9%. This decrease was due to declines in the Czech Republic, France, Germany and Poland. These decreases were partially offset by gains in the Baltic States, Hungary, Italy and Spain. Our cigarette market share in the European Union remained at 39.4%, with increases in Austria, the Baltic States, Denmark, Finland, France, Hungary, Italy, the Netherlands, Portugal and Sweden. These increases were offset by declines in Belgium, the Czech Republic, Germany, Poland, the Slovak Republic, Switzerland and the United Kingdom.

In Italy, the total cigarette market was down 0.9%. Our cigarette shipment volume increased 0.9% and our market share in Italy increased 0.8 share points to 54.5%, driven by Chesterfield, Diana, Merit and Philip Morris.

In Germany, our cigarette volume declined 5.5%. The total cigarette market in Germany declined 2.7%, following the October 2006 tax-driven price increase. Our cigarette market share declined 1.0 share point to 36.1%, reflecting a 38.4% volume decline in the vending channel. The vending channel accounted for 14.5% of total industry volume for the nine months ended September 30, 2007, a decline from 22.9% in the comparative period last year reflecting a reduction in the number of vending machines due to new regulations that require electronic age verification. Our share of the vending channel at 49.8% is greater than our overall market share, and, as a consequence, we have been adversely impacted by this development. We expect the volume share of the vending channel to gradually improve. Marlboro share was down 3.1 share points to 25.4%, due primarily to the increase of the low-price segment and shrinkage in the vending channel. L&M continued to grow strongly, adding 2.5 share points to reach 4.7%.

In Spain, the total cigarette market declined 0.4%. Our shipment volume increased 1.7%, due mainly to the favorable timing of shipments. Our market share declined 0.2 share points to 32.0%, primarily reflecting declines in Marlboro, following a price increase.

In France, our shipment volume decreased 3.6%, due primarily to a lower market following the August 2007 excise tax-driven price increase. Our market share increased 0.3 share points to 42.9%, driven by the Philip Morris brand.

In Poland, the total cigarette market declined 2.2% due to consumer price sensitivity following significant tax-driven price increases. Our shipment volume was down 4.2% and our market share decreased 0.5 share points to 39.5%, driven mainly by the continuing decline of our low price brands and brands in the declining low-price 70mm segment.

Net revenues, which include excise taxes billed to customers, increased $2.0 billion or 11.0%. Excluding excise taxes, net revenues increased $643 million or 10.5% to $6.7 billion. This increase was due primarily to favorable currency ($534 million) and price increases ($294 million). These increases were partially offset by lower volume/mix ($185 million).

Operating companies income increased $521 million or 19.0%. This increase was due primarily to favorable currency ($294 million), price increases ($294 million), lower marketing, administration and research costs ($78 million) and the Italian antitrust charge in 2006 ($61 million). These increases were partially offset by lower volume/mix ($165 million), higher pre-tax charges for asset impairment and exit costs ($20 million) and higher fixed manufacturing costs ($17 million).

Eastern Europe, Middle East and Africa. Our volume increased 0.7%, driven by gains in Algeria, Bulgaria, Egypt and Ukraine. These increases were partially offset by declines in Russia and Turkey.

In Russia, our shipments were down 3.3%, due largely to L&M and local low-price brands. This decline was partially offset by higher shipments and market share of higher-margin international brands, Marlboro, Parliament and Chesterfield.

In Turkey, our shipments declined 3.3% and our market share declined 2.2 share points to 40.5%, due to the February 2007 tax-driven retail price increase. Volume declined in low-priced L&M and Bond Street. These declines were partially offset by growth in Lark and Parliament.

In Ukraine, our shipments grew 4.7% and our share rose 0.6 share points to 33.6%, driven by continued consumer up-trading to premium brands, particularly Marlboro and Chesterfield.

In Egypt, improved economic conditions and increased tourism continued to fuel the growth of the total cigarette industry and premium brands. Our shipments rose 24.1% and our share advanced 2.0 share points to 12.2%, driven by L&M and Merit.

In Algeria, our shipments increased, driven by an improved distribution network and the timing of shipments.

In Bulgaria, our shipments increased, driven by our market entry in July 2006 as well as higher sales of Marlboro following price repositioning, and portfolio expansion following the lifting of import duties in January 2007.

Net revenues, which include excise taxes billed to customers, increased $1.5 billion or 19.3%. Excluding excise taxes, net revenues increased $545 million or 12.7% to $4.8 billion. This increase was due primarily to favorable currency ($210 million), price increases ($196 million) and higher volume/mix ($139 million).

Operating companies income increased $272 million or 16.6%. This increase was due primarily to price increases and lower costs ($202 million), higher volume/mix ($95 million) and favorable currency ($65 million). These increases were partially offset by higher marketing, administration and research costs ($63 million), higher fixed manufacturing costs ($15 million) and pre-tax charges for asset impairment and exit costs in 2007 ($12 million).

Asia. Our volume increased 8.5%. This increase reflects the acquisition in Pakistan. Excluding this acquisition, our volume in Asia was down 2.6%, due primarily to lower volume in Japan and the Philippines. These decreases were partially offset by gains in Korea and Indonesia.

In Japan, the total market declined 5.4%, driven by the July 1, 2006 tax-driven price increase. Our market share in Japan decreased 0.2 share points to 24.4%, and our shipments were down 9.3%.

In Korea, our shipments increased 17.7%, due primarily to the performance of Parliament and Marlboro, driven by new line extensions, including Marlboro Filter Plus and Parliament 0.3mg. Our market share in Korea increased 1.2 share points to 9.7% with Marlboro market share up 0.9 share points to 4.2%.

In Indonesia, the total market increased 2.2% due mainly to the growth of the low price segment. Consequently, our shipment volume rose 1.6%. Our market share decreased 0.1 share point to 28.0%.

Net revenues, which include excise taxes billed to customers, increased $684 million or 8.9%. Excluding excise taxes, net revenues increased $94 million or 2.2% to $4.3 billion. This increase was due primarily to price increases ($108 million), the Lakson Tobacco acquisition ($80 million) and favorable currency ($45 million). These increases were partially offset by lower volume/mix ($139 million).

Operating companies income decreased $44 million or 3.0%. This decrease was due primarily to lower volume/mix ($122 million), unfavorable currency ($36 million), higher marketing, administration and research costs ($25 million, including $30 million for a distributor termination in Indonesia) and higher pre-tax charges for asset impairment and exit costs ($15 million). These decreases were partially offset by price increases ($108 million), lower fixed manufacturing costs ($34 million) and the Lakson Tobacco acquisition ($9 million).

Latin America. Our volume decreased 1.3%. This decrease was driven by declines in Colombia, the Dominican Republic and Mexico, partially offset by gains in Argentina.

In Argentina, the total market was up 1.2%, while our shipments grew 5.7% and our share was up 2.9 share points, due mainly to the Philip Morris brand.

In the Dominican Republic, our shipment volume declined 23.5%, reflecting a lower total market following price increases in January and February 2007 to compensate partially for a very significant excise tax increase imposed on cigarettes in January 2007. Our market share declined 0.8 share points to 77.4%, due primarily to Marlboro.

In Mexico, our shipments declined 4.0%, reflecting increased trade purchases in the fourth quarter of 2006 ahead of the January 2007 tax increase, and the market decline due to lower consumption following the January 2007 tax-driven price increase. However, our market share rose 1.2 share points to 64.0%, driven by Marlboro, Benson & Hedges and Delicados.

Net revenues, which include excise taxes billed to customers, increased $456 million or 14.3%. Excluding excise taxes, net revenues increased $150 million or 11.8% to $1.4 billion. This increase was due primarily to price increases ($80 million), the acquisition of the Dominican Republic cigarette business ($39 million), favorable currency ($17 million) and favorable volume/mix ($14 million).

Operating companies income decreased $62 million or 15.7%. This decrease was due primarily to the divestiture of the Dominican Republic beer business ($45 million), higher marketing, administration and research costs ($30 million), pre-tax charges for asset impairment and exit costs in 2007 ($18 million) and lower volume/mix. These decreases were partially offset by price increases, net of higher costs ($48 million).

Operating Results – Three Months Ended September 30, 2007

The following discussion compares operating results within each of our reportable segments for the three months ended September 30, 2007, with the three months ended September 30, 2006.

European Union. Our cigarette volume decreased 4.8%. This decrease was due mainly to declines in the Czech Republic, France, Germany and Poland. Our cigarette market share in the European Union declined 0.6 share points to 39.1%. The total market declined 3.8%, due largely to the impact of tax-driven price increases, particularly in the Czech Republic, Germany, Poland and the United Kingdom.

In the Czech Republic, the total cigarette market was down 9.2%, due to the timing of trade purchases. Our shipment volume declined 22.6% and market share of 49.3% was down 8.5 share points. We implemented tax-driven price increases in the second quarter, while most competitive brands, particularly at the low end, followed in the third quarter. This placed our brands at a temporary price disadvantage and was the main cause of the significant market share loss. We expect to recover a large part of this loss in the fourth quarter of 2007.

In France, the total market declined 3.9%, due to the impact of higher pricing. Our market share of 42.0% declined 0.5 share points and our shipments decreased 5.5%.

In Germany, the cigarette market declined 5.7%, due to a tax-driven price increase in the fourth quarter of 2006. Our cigarette shipments in Germany were down 9.0% and our cigarette market share declined 1.3 share points to 35.2%, driven by consumer downtrading to the low price segment and an increase in a key competitor’s trade inventory. Marlboro share declined 3.1 share points to 24.1%, due to the decline of the vending segment and the previously mentioned trade inventory increase. L&M share grew 2.4 share points to reach 5.3%.

In Italy, the total cigarette market was down 0.9%. Our cigarette shipment volume increased 0.6% and our market share in Italy increased 0.6 share points to 54.7%, driven by Merit, Chesterfield and Philip Morris.

In Poland, our cigarette shipment volume declined 16.1%. Consumer price sensitivity following significant tax-driven price increases resulted in a total market decline of 10.5% and our market share was down 2.6 share points to 38.0%. This decrease was due primarily to declines of our low price brands, as well as our local 70mm brands. However, our profitability increased significantly due to higher pricing.

In Spain, our cigarette shipments increased 1.8%. The total cigarette market in Spain declined 0.6%, while our market share of 32.7% rose 0.4 share points, driven by Chesterfield and L&M.

Net revenues, which include excise taxes billed to customers, increased $374 million or 5.8%. Excluding excise taxes, net revenues increased $144 million or 6.7% to $2.3 billion. This increase was due primarily to favorable currency ($144 million) and price increases ($116 million). These increases were partially offset by lower volume/mix ($116 million).

Operating companies income increased $196 million or 20.5%. This increase was due primarily to price increases ($116 million), favorable currency ($100 million), lower pre-tax charges for asset impairment and exit costs ($46 million) and lower marketing, administration and research costs ($22 million). These increases were partially offset by lower volume/mix ($91 million).

Eastern Europe, Middle East and Africa. Our volume increased 0.3%. This increase was driven by gains in Algeria, Bulgaria, Egypt, Lebanon and Ukraine. These increases were mostly offset by the unfavorable timing of shipments in Kuwait and lower volume in Russia, Serbia and worldwide duty-free.

In Egypt, our shipment volume increased 21.1%. The total market rose 6.4% in Egypt, while our market share grew 2.6 share points to 14.2%, due to the continued strength of L&M.

In Russia, our shipment volume was down 1.0%, due to unfavorable distributor inventory movements following consolidation to a single distributor. Our market share rose 0.2 share points to 26.6%, as share gains for Marlboro, Parliament and Virginia Slims were mostly offset by a share decline for L&M.

In Serbia, our shipments were down 10.6%, due to the continued decline of local brands, and our market share was down 2.0 share points to 52.1%. However, our market share increased for our international brands, driven by Marlboro and Bond Street. Our market share for Marlboro rose slightly and its share of the premium segment increased.

In Ukraine, our shipment volume grew 3.5% and our share increased 0.6 share points to 34.0%, driven by consumer uptrading to Marlboro, Parliament and Chesterfield.

In Algeria, our shipments increased, driven by an improved distribution network and the timing of shipments.

In Bulgaria, our shipments increased, driven by our market entry in July 2006 as well as higher sales of Marlboro following price repositioning, and portfolio expansion following the lifting of import duties in January 2007.

Net revenues, which include excise taxes billed to customers, increased $705 million or 27.0%. Excluding excise taxes, net revenues increased $213 million or 14.3% to $1.7 billion. This increase was due primarily to favorable currency ($99 million), price increases ($81 million), and higher volume/mix ($33 million).

Operating companies income increased $128 million or 22.0%. This increase was due primarily to price increases ($81 million), favorable currency ($44 million) and higher volume/mix ($32 million). These increases were partially offset by higher marketing, administration and research costs ($19 million).

Asia. Our volume increased 9.6%. This increase was due to acquisition volume in Pakistan and gains in Korea. These increases were partially offset by volume declines in Indonesia, Malaysia and Thailand. Excluding acquired volume, our shipment volume declined 1.3%.

In Indonesia, the total cigarette market was essentially flat. Our market share was down 0.6 share points to 28.0%, reflecting the decline of A Mild and Dji Sam Soe due to a temporary stick-price disadvantage versus low price competition. These decreases were partially offset by the growth of Marlboro, which gained 0.5 share points to 4.3%. Our shipment volume declined 1.9%, although Marlboro shipments rose 20.7%, driven by improved marketing and distribution and the July 2007 Marlboro kretek launch.

In Japan, the total cigarette market was up 16.4%, due to a favorable comparison with the third quarter of 2006, which was depressed by trade inventory depletions following the July 2006 excise tax-driven price increase. Consequently, our in-market sales were up 13.4%, but our market share declined 0.6 share points to 24.3%, due mainly to Lark. Marlboro share of 10.1% was essentially flat. Our cigarette shipment volume was flat, as higher in-market sales were offset by unfavorable inventory movements.

In Korea, the total market was down 3.2%, while our shipments rose 10.0% and our market share increased 1.3 share points to 9.9%. Parliament and Marlboro continued to gain share, driven by recent new line extensions, including Marlboro Filter Plus.

Net revenues, which include excise taxes billed to customers, increased $228 million or 8.8%. Excluding excise taxes, net revenues increased $75 million or 5.5% to $1.4 billion. This increase was due primarily to favorable pricing ($56 million) and the Lakson Tobacco acquisition ($32 million). These increases were partially offset by lower volume/mix ($10 million).

Operating companies income increased $65 million or 14.5%. This increase was due primarily to favorable pricing and lower costs ($73 million) and lower marketing, administration and research costs ($18 million). These increases were partially offset by lower volume/mix ($23 million) and unfavorable currency ($9 million).

Latin America. Our volume declined 1.5%. This decrease was due mainly to declines in Brazil and Colombia, partially offset by growth in Argentina.

In Argentina, the total cigarette market grew 1.7%. Our shipment volume grew 5.0% and our market share increased 2.2 share points to 69.7%, due mainly to Marlboro and the Philip Morris brand.

In Brazil, the total market declined 0.9% and our market share declined 0.2 share points to 12.0%. However, Marlboro share grew 0.2 share points to 5.9%. Our shipments were down 2.8%.

In Colombia, our shipment volume declined 17.6%, due primarily to distributor inventory distortions. However, we expect volume to recover in the fourth quarter of 2007.

In Mexico, the total cigarette market declined 1.9%, due to lower consumption following the January 2007 tax-driven price increase. Our market share was up 1.6 share points to 65.5%, due primarily to Marlboro and Benson & Hedges.

Net revenues, which include excise taxes billed to customers, increased $222 million or 21.1%. Excluding excise taxes, net revenues increased $72 million or 17.2% to $490 million. This increase was due primarily to price increases ($27 million), favorable currency ($18 million), the acquisition of the Dominican Republic cigarette business ($16 million) and favorable volume/mix ($11 million).

Operating companies income increased $10 million or 7.5%. This increase was due primarily to price increases, net of higher costs ($12 million) and lower marketing, administration and research costs ($8 million). These increases were partially offset by the divestiture of the Dominican Republic beer business ($14 million).

Financial Review

Net Cash Provided by Operating Activities

Net cash provided by operating activities of $5.3 billion during the first nine months of 2007, increased $50 million over the comparable 2006 period. The increase in cash provided by operating activities was due primarily to higher net earnings ($119 million) and decreased amounts due from Altria and affiliates ($51 million). These increases were partially offset by higher cash used by working capital during the first nine months of 2007 as compared with the first nine months of 2006 ($113 million). The change in working capital was due primarily to timing of excise and other tax payments.

Net Cash Used in Investing Activities

One element of our growth strategy is to strengthen our brand portfolio and/or expand our geographic reach through active programs of selective acquisitions.

Net cash used in investing activities of $1.2 billion during the first nine months of 2007, increased $705 million from the comparable 2006 period. This increase was due primarily to the use of cash for the purchase of a cigarette manufacturer in Pakistan and higher capital expenditures.

Net Cash Used in Financing Activities

During the first nine months of 2007 we used $2.8 billion in our financing activities primarily for dividends paid to Altria. During the first nine months of 2006 we used $4.4 billion in our financing activities primarily for the repayment of debt, and dividends paid to Altria.

Debt and Liquidity

Credit Lines – The purchase price of the Sampoerna acquisition was primarily financed through our euro 4.5 billion bank credit facility arranged in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. These facilities, which are not guaranteed by Altria, require us to maintain a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to interest of not less than 3.5 to 1.0. At September 30, 2007, our ratio calculated in accordance with the agreements was 40.9 to 1.0. The multi-year facilities enable us to reclassify short-term debt on a long-term basis.

We expect to continue to meet our covenants. These facilities do not include any credit rating triggers or any provisions that could require us to post collateral.

At September 30, 2007, our credit lines and the related activity, were as follows (in billions of dollars):

	September 30, 2007
Type	Credit Lines	Amount Drawn	Lines Available
3-year term loan	$2.1	$2.1	$—
5-year revolving credit	2.7	0.4	2.3

	$4.8	$2.5	$2.3

In addition to the above, certain of our subsidiaries maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.2 billion, are for the sole use of these businesses. Borrowings on these lines amounted to $419 million at December 31, 2006 and $512 million at September 30, 2007.

Debt – Our total debt was $2.8 billion at December 31, 2006 and $3.4 billion at September 30, 2007. The ratio of total debt to equity was 0.20 at December 31, 2006 and September 30, 2007.

Guarantees – As discussed in Note 9 to our condensed consolidated financial statements, at September 30, 2007, our third-party guarantees, which are primarily related to excise taxes, were $47 million, of which $42 million have no specified expiration dates. The remainder expire through 2011, with no guarantees expiring through September 30, 2008. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our condensed consolidated balance sheet at September 30, 2007, as the fair value of these guarantees is insignificant due to the fact that the probability of future payment under these guarantees is remote. At September 30, 2007, we are also contingently liable for $2.8 billion of guarantees related to our own performance, consisting of the following:

•

$2.6 billion of guarantees of excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective governments. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our condensed consolidated balance sheet.

•

$0.2 billion of other guarantees, consisting principally of guarantees of lines of credit for certain of our subsidiaries, a guarantee of our own performance under a tax assessment pending final resolution with the local government and a guarantee of our own performance relative to making capital investments in a recently-acquired business.

Although these guarantees of our own performance are frequently short-term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

E.C. Agreement – During 2004, we entered into an agreement with the European Commission (“E.C.”) and 10 member states of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, this agreement has been signed by 26 of the 27 member states. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. Because future additional payments are subject to these variables, we record charges for them as an expense in cost of sales when product is shipped. Total charges related to the agreement were recorded in cost of sales. These costs were $75 million for the nine months ended September 30, 2006 and $68 million for the nine months ended September 30, 2007, and $21 million for the three months ended September 30, 2006 and $23 million for the three months ended September 30, 2007.

Market Risk

We operate globally, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use financial instruments to manage our foreign currency exposures. We use derivative financial instruments principally to reduce our exposure to foreign exchange risk by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

A substantial portion of our derivative financial instruments are effective as hedges. Hedging activity affected our accumulated other comprehensive earnings (losses), net of income taxes, as follows:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions)
Gain (loss) at beginning of period	$8	$—	$12	$(5)
Derivative (gains) losses transferred to earnings	(16)	3	(13)	2
Change in fair value	16		9	6

Gain as of September 30	$8	$3	$8	$3

The fair value of all derivative financial instruments has been calculated based on market quotes.

Foreign exchange rates. We are exposed to foreign currency exchange movements, primarily in the Japanese yen, Swiss franc and the euro. Consequently, we enter into contracts that change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. We use forward exchange contracts, foreign currency swaps and foreign currency options to hedge certain transaction exposures and anticipated foreign currency cash flows. The aggregate notional value of these contracts was $3.1 billion at December 31, 2006 and $4.7 billion at September 30, 2007.

Within currency translation adjustments at September 30, 2007, PMI recorded gains of $15 million, net of income taxes, which represented effective hedges of net investments.

New Accounting Standard

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We anticipate that the adoption of this statement will not have a material impact on our financial statements.

Contingencies

See Note 9 to the condensed consolidated financial statements for a discussion of contingencies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

You should read the following discussion together with our consolidated financial statements and their accompanying notes included in this Information Statement.

Distribution of Our Stock

We are currently a wholly-owned subsidiary of Altria Group, Inc. On                   ,    , the Altria Board of Directors voted to spin off all of Altria’s shares of our common stock to Altria stockholders in a tax-free distribution. The Distribution of our shares will be made on                  ,     , the Distribution Date, to Altria stockholders of record on                   ,    , the Record Date. The Distribution Ratio will be one share of our stock for each share of Altria stock outstanding on the Record Date. Following the Distribution, Altria will not own any shares of our stock. Altria intends to adjust its current dividend so that its stockholders who retain their Altria and PMI shares will receive, in the aggregate, the same dividend as before the Distribution. All decisions regarding future dividend increases will be made independently by our Board of Directors and the Altria Board of Directors for the respective companies.

Holders of Altria stock awards will be treated similarly to public stockholders and will have their stock awards split into two instruments. Holders of Altria stock options will receive the following stock options, which, immediately after the Spin-off, will have an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•	a new PMI option (issued by us) to acquire that number of shares of our common stock equal to the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

The exercise price of each option will be pro rated to reflect the relative market values of our shares and Altria shares immediately following the Distribution. As a result, the new PMI option and the adjusted Altria option will have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria options.

Holders of Altria restricted stock or stock rights will retain their existing award and will receive restricted stock or stock rights of our common stock using the same formula set forth above for new PMI options.

To the extent that employees of the remaining Altria receive our stock options, Altria will reimburse us in cash for the Black-Scholes fair value of the stock options to be received. To the extent that our employees hold Altria stock options, we will reimburse Altria in cash for the Black-Scholes fair value of the stock options. To the extent that holders of Altria stock rights receive stock rights for our common stock, we will pay to Altria the fair value of the stock rights less the value of projected forfeitures. The net amount of these reimbursements will be a payment of approximately $[            ] million from Altria to us.

We are currently included in Altria’s consolidated federal income tax return, and federal tax contingencies are recorded as liabilities on Altria’s balance sheet. Prior to the Distribution, Altria will reimburse us in cash for these liabilities, which are approximately $[            ] million.

A subsidiary of Altria currently provides us with certain services at cost plus a 5% management fee. After the Distribution Date, we will undertake these activities and any remaining limited services will cease in 2008. All intercompany accounts will be settled in cash within 30 days of the Distribution Date.

Currently our diluted and basic earnings per share as reported in our financial statements are based upon 150 shares of our stock issued to Altria. However, the shares issued at the Distribution Date will equal the number of shares of Altria stock outstanding on the Record Date. In order to present our historical diluted earnings per share on a basis consistent with our anticipated capital structure following the Distribution, we have shown Adjusted EPS, which represents our net earnings divided by the number of shares used by Altria in its calculation of diluted earnings per share for the period presented. The number of shares used by Altria in its calculation of diluted earnings per share were 2,063 million in 2004; 2,090 million in 2005; and 2,105 million in 2006.

Overview of Our Business

We manage our business in four segments, which are described further under the caption “Business”:

•	European Union;

•	Eastern Europe, Middle East and Africa;

•	Asia; and

•	Latin America.

Our products are sold in approximately 160 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium price, mid-price and low price brands. Our portfolio comprises international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium price brands to mid-price or low price brands in any given market. Mix can also refer to the proportion of volume in the more profitable developed markets versus volume in less-profitable emerging markets. We are often required to collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include excise taxes as a component of net revenues and as part of our cost of sales. Aside from excise taxes, our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products, and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are selling and marketing expenses, which relate to the cost of our sales force as well as advertising and promotion of our products.

Our business is subject to competitive challenges, including changing consumer preferences and low price competitors. Because we are a tobacco company and our products cause disease and are addictive and, therefore, raise serious health concerns, we are also challenged by regulation, litigation and the increasing social unacceptability of smoking as discussed under the caption “Business Environment.”

Certain of our subsidiaries report their results up to ten days before the end of December, rather than on December 31.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

Consolidated Operating Results – The changes in our 2006 net earnings and Adjusted Diluted EPS from the comparable 2005 amounts, were as follows:

	Net Earnings	Adjusted Diluted EPS
	(in millions, except per share data)
For the year ended December 31, 2005	$5,620	$2.69
2005 Asset impairment and exit costs	64	0.03
2005 Tax items	(394)	(0.19)

Subtotal 2005 items	(330)	(0.16)
2006 Italian antitrust charge	(61)	(0.03)
2006 Asset impairment and exit costs	(86)	(0.04)
2006 Favorable resolution of the Altria 1996-1999 IRS Tax Audit	485	0.23
2006 Tax items	105	0.05
2006 Gain on sale of business	317	0.15

Subtotal 2006 items	760	0.36
Currency	(130)	(0.06)
Change in effective tax rate	25	0.01
Higher shares outstanding		(0.02)
Operations	201	0.10

For the year ended December 31, 2006	$6,146	$2.92

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

Asset Impairment and Exit Costs – During 2005, we recorded pre-tax asset impairment and exit costs of $90 million ($64 million after-tax), primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. During 2006, we recorded pre-tax asset impairment and exit costs of $126 million ($86 million after-tax), primarily related to the streamlining of various operations. For further details on the asset impairment and exit costs, see Note 5 to the consolidated financial statements.

Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action.

Gain on Sale of Business – The 2006 gain on sale of a business was due to a $488 million pre-tax gain on the exchange of our interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of a Dominican Republic cigarette business.

Currency – The unfavorable currency impact is due primarily to the strength of the U.S. dollar versus the Japanese yen and the Turkish lira.

Income Taxes – Our 2006 effective tax rate decreased by 1.8 percentage points to 22.2%. Our 2005 effective tax rate included a $344 million benefit related to dividend repatriation under the American Jobs Creation Act. The 2006 effective tax rate reflects a cash reimbursement from Altria of $450 million of federal tax reserves that were no longer required following the favorable resolution of Altria’s 1996-1999 IRS tax audit. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. In addition, our 2006 tax provision also includes the reversal of $105 million of foreign tax accruals that were no longer required. We estimate our on-going effective tax rate will be approximately 29%.

Operations – The increase in earnings from our operations was due primarily to the following:

•	Eastern Europe, Middle East and Africa. Higher income due to price increases and higher volume/mix; these increases were partially offset by higher marketing, administration and research costs;

•

Asia. Higher income due primarily to the acquisition of Sampoerna in Indonesia, as well as price increases in other markets; these increases were partially offset by lower volume/mix and higher marketing, administration and research costs; and

•	Latin America. Higher income due primarily to higher volume/mix and price increases, partially offset by higher marketing, administrative and research costs.

The increases in these segments were partially offset by lower income in the EU, reflecting lower volume/mix and price decreases in Spain, partially offset by cost savings and lower marketing, administration and research costs.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America, or U.S. GAAP.

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection of our critical accounting policies has been made in conjunction with Altria and the selection and disclosure of critical accounting policies and estimates has been discussed with Altria’s Audit Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

•

Consolidation – Our consolidated financial statements include all of our wholly-owned and majority-owned subsidiaries. Investments in which we exercise significant influence (20%-50% ownership interest), are accounted for with the equity method of accounting. Investments in which we have an ownership interest of less than 20%, or do not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated. Transactions between any of our businesses and Altria or its affiliates are included in the consolidated financial statements.

•

Revenue Recognition – As required by U.S. GAAP, we recognize revenues net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record excise taxes and shipping and handling costs paid to third parties as part of cost of sales.

•

Depreciation, Amortization and Goodwill Valuation – We depreciate our property, plant and equipment and amortize our definite life intangible assets on a straight-line basis over their estimated useful lives.

We are required to conduct an annual review of goodwill and indefinite lived intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates, general economic conditions and projected growth rates. In 2004, 2005 and 2006, we did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of our annual review.

•

Marketing and Advertising Costs – As required by U.S. GAAP, we record marketing costs as an expense in the year to which such costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record consumer incentives and trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives.

•

Employee Benefit Plans – As discussed in Note 11 to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in recording our obligations under these plans are reasonable based upon advice from our actuaries.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. We adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006. Our adoption of SFAS No. 158 resulted in a decrease to total assets of $162 million, an increase in total liabilities of $351 million and a decrease to our stockholder’s equity of $513 million.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. Our pension plans are measured at September 30 of each year. We expect to adopt the measurement date provision in 2008. We are presently evaluating the impact of the measurement date change, and do not expect the change to be significant.

At December 31, 2006, our discount rate increased to 3.88% for our pension plans. We presently anticipate that this and other less significant assumption changes, coupled with the amortization of deferred gains and losses will result in substantially the same 2007 pre-tax pension expense as in 2006. A fifty basis point decrease in our discount rate would increase our pension expense by approximately $31 million, whereas a fifty basis point increase in our discount rate would decrease our pension expense by approximately $24 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) our pension expense by approximately $14 million.

•

Income Taxes – We account for income taxes in accordance with U.S. GAAP Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” While we are a wholly-owned subsidiary of Altria, we participate in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts are included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes are computed on a separate company basis. To the extent that we generate foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but are utilized in Altria’s consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. There were no such tax benefits for the years ended December 31, 2004, 2005 and 2006. We make payments to, or are reimbursed by, Altria for the tax effects resulting from our inclusion in Altria’s consolidated U.S. federal income tax return. Following the Distribution, our accounts will no longer be included with Altria’s for purposes of its U.S. tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in our consolidated balance sheets.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. We establish additional provisions for income taxes when, despite the belief that our tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. We evaluate and potentially adjust these accruals in light of changing facts and circumstances. Our consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

In October 2004, the American Jobs Creation Act was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, we (in coordination with Altria) repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

The United States Internal Revenue Service concluded its examination of Altria’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report on March 15, 2006. Consequently, Altria reimbursed us in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006.

Our 2004 and 2006 tax provisions also include the reversal of foreign tax accruals no longer required of $320 million and $105 million, respectively.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,” which became effective for us on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Our adoption of FIN 48 resulted in an increase to stockholder’s equity as of January 1, 2007 of $471 million.

•

Hedging – As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. We meet the requirements of U.S. GAAP in order to account for a substantial portion of our derivative financial instruments as hedges. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If we had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred as of December 31, 2004, 2005 and 2006, would have been recorded in our net earnings.

•

Impairment of Long-Lived Assets – We review long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We perform undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by interest rates, general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

•

Contingencies – As discussed in Note 14 to the consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Related Party Transactions

Corporate Services

Altria’s subsidiary, Altria Corporate Services, Inc., provides us with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to Altria Corporate Services, Inc. to provide such services and a management fee, were $155 million for 2004, $163 million for 2005 and $158 million for 2006. These costs were paid monthly to Altria Corporate Services, Inc. The cost and nature of the services are reviewed annually by our management. Although the cost of these services cannot be quantified on a stand alone basis, our management has concluded that the billings are reasonable based on the level of support provided by Altria Corporate Services, Inc., and that they reflect all the services provided. Any or all of the services may be cancelled by us or Altria Corporate Services, Inc. with twelve months notice. The effects of these transactions are included in operating cash flows in our consolidated statements of cash flows. Following the Distribution, we will undertake these activities at similar cost to us. Any remaining limited services provided by Altria Corporate Services, Inc. will cease in 2008.

Net amounts due from Altria and affiliates (which are included in the consolidated balance sheets) were comprised of the following at December 31, 2005 and 2006:

	2005	2006
	(in millions)
Net receivables from Altria Group, Inc.
and affiliates	$474	$399
Prepaid expense for services from PM USA (see Operations below)	219	189

Due from Altria Group, Inc. and affiliates	$693	$588

Included above at December 31, 2005 is a short-term note receivable for 264 million euro ($312 million) that came due in January 2006 (earning interest at a rate of 2.73%). Included above at December 31, 2006 was a short-term note receivable for 77 million euro ($101 million) due in October 2007 (earning interest at a rate of 4.17%).

Operations

We had contracts with PM USA, the U.S. tobacco subsidiary of Altria, for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services were generally based upon PM USA’s cost to provide such services, plus a service fee. The cost of leaf purchases was the market price of the leaf plus a service fee. Generally fees were paid one month in advance of the receipt of services and are included in operating cash flows on our consolidated statements of cash flows. The cost and nature of these services were reviewed annually by our management. Although the cost of these services cannot be quantified on a stand alone basis, our management has concluded that the billings were reasonable based on the level of support provided by PM USA and that they reflected all services provided.

During 2004, 2005 and 2006, the goods and services purchased from PM USA were as follows:

	For the Years Ended December 31,
	2004	2005	2006
	(dollars and cigarettes in millions)
Contract manufacturing, cigarette volume	75,861	79,129	78,659

Contract manufacturing expense	$1,136	$1,134	$1,171
Research and development, net of billings to PM USA	32	46	54

Total pre-tax expense	$1,168	$1,180	$1,225

Leaf purchases	$369	$429	$223

Included in the above were total service fees of $61 million in 2004, and $60 million in 2005 and 2006. During 2008, PM USA’s contract manufacturing will cease, and we will assume production of these cigarettes in Europe. Our joint research and development efforts with PM USA will cease as of December 31, 2007. Our rights to intellectual property developed under these joint efforts will be governed by our intellectual property agreement, which is described below under the caption “Relationship with Altria—Agreements Between Altria and Us.”

Leasing Activities

One of our German subsidiaries has several leveraged lease agreements related principally to transportation assets in Europe. These leveraged lease agreements are managed by Philip Morris Capital Corporation, or PMCC. A summary of the net investment in finance assets is as follows:

	At December 31,
	2005	2006
	(in millions)
Gross rentals receivable	$802	$847
Less: nonrecourse debt	(566)	(585)

Net rentals receivable	236	262
Less: unearned income	(23)	(25)

Net finance receivable	213	237
Deferred income taxes	(205)	(229)

Net investment in finance leases	$8	$8

The net finance receivable is included in other assets on our consolidated balance sheets. Our rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all of our other assets. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rentals receivable. Financing income earned on the leases was $5 million in 2004, and $1 million in 2005 and 2006.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to the leveraged leases at December 31, 2006 are anticipated to be as follows (in millions):

2007	$1
2008	2
2009	2
2010	82
2011	6
2012 and thereafter	169

$262

Consistent with PMCC’s announcement in 2003 that it will not invest in new leases, we will not enter into any new lease investments in the future.

Stock-Based Compensation

Certain of our employees participate in Altria’s stock compensation plans. At December 31, 2006, certain of our employees held shares of Altria’s restricted stock and rights to receive shares of common stock, or options to purchase shares of Altria common stock. In addition, in 2001 Kraft, a former subsidiary of Altria, completed an initial public offering of its common stock. At that time, some of our employees received a one-time grant of options to purchase shares of Kraft’s Class A common stock from Altria at the initial public offering price of $31 per share. The following table summarizes the number of Altria and Kraft stock options held by our employees at December 31, 2006:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Altria common stock:
Balance at January 1, 2006	8,251,614	$41.73
Granted	40,544	73.66
Exercised	(2,294,014)	41.24
Employee transfers	43,730	43.26

Balance at December 31, 2006	6,041,874	42.15	3 years	$265 million

Exercisable at December 31, 2006	6,033,723	42.10	3 years	264 million

Kraft common stock:
Balance at December 31, 2006	598,150	$31.00	4 years	$3 million
Exercisable at December 31, 2006	598,150	31.00	4 years	3 million

The weighted-average grant date fair value of options granted to our employees was $12.33 during 2004, $14.43 during 2005 and $12.42 during 2006. The total intrinsic value of options exercised by our employees was $85 million during 2004, $120 million during 2005 and $85 million during 2006.

Effective January 1, 2006, Altria adopted the provisions of SFAS No. 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and rights to receive shares of stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. Our pre-tax compensation cost related to Altria stock options totaled $1 million during 2006.

Altria previously applied the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, we did not recognize any compensation expense in 2004 and 2005 other than for restricted stock awards. Had compensation expense for stock option awards been determined by using the fair value at the grant date, our net earnings would have decreased by $1 million to $4,569 million in 2004 and by $2 million to $5,618 million in 2005. Altria has not granted stock options to our employees since 2002. The amounts shown above as stock-based compensation expense relate to Executive Ownership Stock Options, or EOSOs. Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received EOSOs equal to the number of shares tendered. This feature ceased in March 2007. Altria granted EOSOs of 154,360 during 2004, 167,168 during 2005 and 40,544 during 2006 to our employees. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant.

The impact of compensation cost was determined using a modified Black-Scholes methodology and the following weighted average assumptions for Altria common stock:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2004	3.31%	5 years	36.59%	5.05%
2005	3.90	4	33.37	4.43
2006	4.74	4	25.49	4.35

In addition, Altria has granted shares of its restricted stock and rights to receive shares of stock to our eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber the shares and rights. The shares and rights are subject to forfeiture if certain employment conditions are not met. Altria granted to our employees shares of restricted stock and rights of 1,025,610 during 2004, 930,300 during 2005 and 898,380 during 2006. Restrictions on the stock and rights granted in 2004, 2005 and 2006 lapse in 2007, 2008 and 2009, respectively. The fair value of the restricted stock and rights at the date of grant is amortized to expense ratably over the restriction period as charges from Altria. We recorded compensation expense for restricted shares and rights of $31 million in 2004, $45 million in 2005 and $55 million in 2006.

Restricted stock and rights activity for the year ended December 31, 2006 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2006	3,062,870	$49.92
Granted	898,380	74.02
Vested	(1,266,450)	36.75
Forfeited, net of employee transfers	(125,130)	56.04

Balance at December 31, 2006	2,569,670	63.89

The weighted–average grant date fair value of the restricted stock and rights granted to our employees was $57 million during 2004, $58 million during 2005 and $66 million during 2006. The grant date price per restricted share or right was $55.42 in 2004, $62.02 in 2005 and $74.02 in 2006. The total fair value of the restricted stock and rights that vested was $0.2 million in 2004, $0.1 million in 2005 and $91 million in 2006.

On January 31, 2007, the Altria Board of Directors announced that Altria would spin off all of its remaining interest (89.0%) in Kraft on a pro rata basis to Altria stockholders in a tax-free distribution. The distribution of all the Kraft shares owned by Altria was made on March 30, 2007, the Kraft distribution date, to Altria stockholders of record as of the close of business on March 16, 2007, the Kraft record date. The distribution ratio was 0.692024 of a share of Kraft for every share of Altria common stock outstanding.

Holders of Altria stock options were treated similarly to public stockholders and had their stock awards split into two instruments. Holders of Altria stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•

a new Kraft option (issued by Kraft) to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria options held on the distribution date and (b) the distribution ratio of 0.692024 mentioned above; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

Holders of Altria restricted stock or stock rights awarded prior to January 31, 2007, retained their existing award and received restricted stock or stock rights of Kraft common stock. Altria calculated the amount of Kraft restricted stock or stock rights awarded using the same formula set forth above with respect to new Kraft options. All of the restricted stock and stock rights will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria stock rights awarded on January 31, 2007, did not receive restricted stock or stock rights of Kraft. Rather, they received additional stock rights of Altria to preserve the intrinsic value of the original award.

As of the Kraft distribution date, our employees received 3.5 million Kraft stock options, 0.1 million shares of Kraft restricted stock and 1.1 million Kraft stock rights calculated in accordance with the formula above. Our employees also held 5.0 million Altria stock options, with an average adjusted exercise price of $31.85 per share.

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding Tobacco and Smoking

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below, and in “Risk Factors,” include:

•	actual and proposed tobacco legislation and regulation;

•	actual and proposed excise tax increases as well as changes in excise tax structures;

•	price gaps and changes in price gaps between premium and lower price brands;

•	the diminishing prevalence of smoking and increased efforts by tobacco control advocates to further restrict smoking;

•	pending and threatened litigation as discussed below under the caption “Litigation”;

•	actual and proposed requirements regarding the use and disclosure of cigarette ingredients and other proprietary information;

•	actual and proposed restrictions on imports in certain jurisdictions;

•	actual and proposed restrictions affecting tobacco manufacturing, marketing, advertising and sales;

•	governmental and private bans and restrictions on smoking;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	diversion into one market of products intended for sale in another;

•	the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and

•	governmental investigations.

In the ordinary course of business, we are subject to many influences that can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

Excise Taxes:  Cigarettes are subject to substantial excise taxes and to substantial taxation worldwide. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium priced products and manufactured cigarettes and to inconsistent rulings and interpretations on complex methodologies to determine excise and other tax burdens.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to the non-premium or discount segments or to other low priced or low-taxed tobacco products or to counterfeit and contraband products.

Minimum Retail Selling Price Laws:  Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced infringement proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. In March 2007, the European Commission announced that it was bringing an action against France in the European Court of Justice on the ground that France’s minimum retail selling price system infringes EU law. On July 2, 2007, the European Commission announced that it has formally called upon Austria, Ireland and Italy to amend their legislation setting minimum retail selling prices for cigarettes. The announcement further stated that if these Member States do not respond satisfactorily to this request within two months of the announcement, the Commission may refer the matters to the European Court of Justice. If the European Commission’s actions are successful, they could adversely affect excise tax levels and/or price gaps in those markets.

Framework Convention on Tobacco Control:  The World Health Organization’s Framework Convention for Tobacco Control, or FCTC, entered into force on February 27, 2005. As of August 2007, 148 countries, as well as the European Community, have become parties to the FCTC. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) signatory nations to enact legislation that would:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose package warning requirements;

•	adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that descriptive terms do not create the false impression that one brand of cigarettes is safer than another;

•	phase out duty free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

We view the FCTC as an important catalyst to drive comprehensive regulation, and the speed at which tobacco regulation is being adopted in our markets has increased as a result of the treaty. In many respects, the areas of regulation we support mirror provisions of the FCTC. However, we disagree with the provisions requiring a total ban on marketing, a total ban on public smoking, a ban on the sale of duty free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse unintended consequences. In addition, some of the proposals currently under consideration by the Conference of the Parties, the governing body of the FCTC, could have the potential to substantially restrict our ability to manufacture and market our products. For example, in July 2007, the Conference of the Parties adopted guidelines on public place smoking restrictions and established an intergovernmental negotiating body to commence negotiation on a protocol on illicit trade. In addition, some public health groups are advocating regulations that would reduce the palatability and appeal of tobacco products, prohibit display of product at retail, and require generic packaging. It is not possible to predict the outcome of regulations under consideration. Further, each country that ratifies the treaty must implement legislation reflecting the treaty’s provisions and principles.

Tar and Nicotine Test Methods and Brand Descriptors:  A number of governments and public health organizations throughout the world have determined that the existing standardized machine-based methods for measuring tar and nicotine yields do not provide useful information about tar and nicotine deliveries and that such results are misleading to smokers. The World Health Organization, or WHO, has concluded that these standardized measurements are “seriously flawed” and that measurements based upon the current standardized methodology “are misleading and should not be displayed.” The International Organization for Standardization, or ISO, established a working group, chaired by WHO, to propose a new measurement method that would more accurately reflect human smoking behavior. We have expressed the view that ISO numbers do not accurately reflect human smoking and we have supported WHO’s initial recommendation to supplement the ISO test method with a more intensive method, which we believe would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending upon how an individual smokes a cigarette. The working group has issued a final report proposing two alternative smoking methods. Currently, ISO is in the process of deciding whether to begin further development of the two methods or to wait for additional guidance from the Conference of the Parties.

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly challenged the use of descriptors—such as “light,” “mild,” and “low tar”—that are based on measurements produced by those methods. For example, the scientific advisory committee of the WHO concluded that descriptors such as “light, ultra-light, mild and low tar” are “misleading terms” and should be banned. The FCTC requires signatory nations to adopt and implement measures to ensure that descriptive terms do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” Such terms “may include ‘low tar,’ ‘light,’ ‘ultra-light,’ or ‘mild’.” Many countries prohibit or are in the process of prohibiting descriptors such as “lights.” In most countries where descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. We advocate that where descriptors are banned, governments should also prohibit the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes.

Testing and Reporting of Other Smoke Constituents:  In addition to tar, nicotine and carbon monoxide, public health authorities have classified between 45 and 70 other smoke constituents as potential causes of tobacco-related diseases. Several countries require manufacturers to provide by-brand yields of these constituents. The FCTC requires signatory nations to adopt and implement guidelines for “testing and measuring the contents and emissions of tobacco products.” We measure most of these constituents for our product research and development purposes, and support such regulation. However, the capacity to conduct by-brand testing on a global basis does not exist today, and the cost of by-brand annual testing would be significant.

Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents:  A number of countries and the EU have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. As discussed above, public health authorities have questioned whether reducing machine-measured tar, nicotine and carbon monoxide yields results in meaningful reductions in risk. Further, some public health groups have questioned the appropriateness of imposing nicotine ceilings per cigarette.

To date, no country has adopted ceilings for other smoke constituents. However, in June 2007, the panel advising the Conference of the Parties issued a report that recommends limiting specific smoke constituents. The advisory panel stated that ceilings do not have to be based on proof of benefit, but only on a showing that “the substance be known to be harmful and that processes exist for its diminution or removal.” The advisory panel proposed ceilings on tobacco specific nitrosamines, or TSNA, smoke constituents unique to tobacco, based on data showing that there is a wide variation in TSNA yields across brands. The advisory panel stated that the levels of the TSNAs are “higher in air-cured/processed Burley tobacco than in flue-cured bright tobacco” and that levels of TSNAs are much lower in markets where the predominant brands are Virginia cigarettes, such as Australia and Canada, as opposed to American blended cigarettes, such as the EU. The recommended ceilings are “the lower of the median values for a sample of international brands or the median for the brands for the country implementing the regulation.” It is not possible to predict whether or when this recommendation will be endorsed by the Conference of the Parties and implemented by governments.

Ingredient Disclosure Laws:  Many countries have enacted or proposed legislation or regulations that would require cigarette manufacturers to disclose publicly the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. Under an EU tobacco product directive, tobacco companies are now required to disclose ingredients and toxicological information to each Member State. In implementing the EU tobacco product directive, the Netherlands has issued a decree that would require tobacco companies to disclose the ingredients used in each brand of cigarettes, including quantities used. PMI and other tobacco companies filed an action to contest this decree on the grounds of lack of protection of proprietary information. In December 2005, the District Court of the Hague agreed with the tobacco companies that certain information required to be disclosed under the decree constitutes proprietary trade secrets. However, the court also held that the companies’ interests in protecting their trade secrets must be balanced against the public’s right to information about the ingredients in tobacco products. The court therefore upheld the decree and instructed the government to weigh the public’s interests against the companies’ interests, in implementing the ingredient disclosure requirements in the decree. In March 2006, PMI, the government and others appealed these decisions. Concurrently, while pursuing this appeal, PMI is discussing with the relevant authorities the appropriate implementation of the EU tobacco products directive in the Netherlands and throughout the EU.

Restrictions and Bans on the Use of Ingredients:  Some governments have prohibited the use of certain ingredients and propose further prohibitions. For example, the Conference of the Parties is considering guidelines providing detailed product regulation requirements that are likely to include standards for the use of tobacco product ingredients, including flavorings. We support regulations requiring all manufacturers to determine that the use of ingredients does not increase the inherent toxicity in cigarette smoke.

Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships:  For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the internet, and sponsorships of international events within 5 years. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship that is not prohibited. Some public health groups have called for bans of product displays and for generic packaging. We oppose complete bans on advertising, but support limitations on marketing, provided that manufacturers retain the ability to communicate directly to adult smokers.

Health Warning Requirements:  Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings cover 30% of the front and 40% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack. However, the treaty recommends warnings covering 50% of the front and back of the pack. We support health warning requirements and defer to the governments on the content of the warnings, including graphics. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings in many African countries in official local languages and occupying 30% of the front and back of the pack. We do not support warning sizes that deprive us of our ability to use our distinctive trademarks and pack designs which differentiate our products from those of our competitors.

We support government initiatives to educate the public on the serious health effects of smoking. We have established a website that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke. The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The website advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The website’s address is www.pmintl.com. The information on our website is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

Restrictions on Public Smoking:  Reports with respect to the health effects of exposure to ETS have been publicized for many years, and many markets have restricted smoking in public places. The pace and scope of public smoking bans has increased significantly in most of our markets, particularly in the EU, where Italy, Ireland, the UK, France, Finland and Sweden have banned virtually all indoor public smoking. Other countries around the world have adopted or are likely to adopt substantial public smoking restrictions. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, and some tobacco control groups have advocated banning smoking in cars with minors in them. The FCTC requires parties to the treaty to adopt restrictions on public smoking, and the Conference of Parties has proposed guidelines on regulations which are based on the premise that any exposure to ETS is harmful and call for total bans in all indoor public places, defines “indoor” broadly, and rejects any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as cars and homes, the guidelines call for increased education on the risk of exposure to ETS.

It is our policy to support a single, consistent public health message on the health effects of exposure to ETS. We do not oppose regulations that would require 100 percent smoke free places in many areas. Our website states that “the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places” and that “outright bans are appropriate in many places.” For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices.

Reduced Cigarette Ignition Propensity Legislation:  Legislation requiring cigarettes to meet reduced ignition propensity standards has been adopted in Canada and is being considered in several other countries, notably Australia and several Member States of the EU. The European Commission expects to propose ignition propensity standards in the fall of 2007. We believe that reduced ignition propensity standards should be uniform, technically feasible, and applied to all manufacturers.

Illicit Trade:  Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are “essential components of tobacco control.” The Conference of the Parties has announced that it is working on a protocol on illicit trade to be negotiated in 2008 and proposed in 2009. According to a draft template, topics that the protocol will address include:

•

licensing schemes for participants in the tobacco business, measures to eliminate money laundering and the development of an international system that enables the tracking and tracing of tobacco products;

•	the implementation of laws governing record keeping and internet sales of tobacco products;

•	the criminalization of participation in illicit trade in various forms;

•	obligations for tobacco manufacturers to control their supply chain with penalties for those that fail to do so;

•	programs to increase the capacity of law enforcement bodies; and

•	programs to increase cooperation and technical assistance with respect to investigation and prosecutions and the sharing of information.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products, including tracking, tracing, labeling and record-keeping requirements, which could be best implemented through strict licensing systems. We agree that manufacturers should implement state of the art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. While the best approach is for all these structures to be adopted through legislation, we are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes, including, as described below, our agreement with the EU.

Cooperation Agreements to Combat Illicit Trade of Cigarettes:  In July 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 26 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the European Community and the Member States that signed the agreement, on the one hand, and us and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, we will make 13 payments over 12 years. In the second quarter of 2004, we recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006), and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We will record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our payments related to product seizures have been immaterial.

We are also working with governments around the world on agreements to address the illicit trade in cigarettes. We have entered into agreements with several countries, including China, Senegal, Switzerland, Thailand, and Turkey, and are in the process of reaching agreements with other countries.

Other Legislation or Governmental Initiatives:  It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations and cash flows.

Governmental Investigations:  From time to time, we are subject to governmental investigations on a range of matters. We believe that Canadian authorities are contemplating a legal proceeding based on an investigation relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s. We cannot predict the outcome of this investigation or whether additional investigations may be commenced.

Manufacturing Optimization Program

In June 2007, we decided to re-source that portion of our production previously sourced from PM USA under a contract manufacturing arrangement. We expect to shift sourcing of approximately 57 billion cigarettes from U.S. manufacturing to our facilities in Europe by the third quarter of 2008. The program will entail our incurring capital expenditures of approximately $50 million. The program is expected to generate cost savings beginning in 2008 and to save us total estimated pre-tax annual costs of approximately $179 million by 2011.

Asset Impairment and Exit Costs

During 2005, 2006 and 2007, we announced plans for streamlining various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through September 30, 2007. As a result of these announcements, we recorded pre-tax charges of $153 million and $15 million during the nine months and three months ended September 30, 2007, respectively, and $88 million and $65 million during the nine months and three months ended September 30, 2006, respectively. During 2004, 2005 and 2006 we recorded pre-tax asset impairment and exit costs of $44 million, $90 million and $126 million, respectively. These pre-tax charges primarily related to severance costs, the write-off of obsolete equipment and impairment charges associated with the closure of a factory. Additional pre-tax charges of approximately $47 million are expected during the remainder of 2007. The 2006 third quarter charges included $51 million of costs related to the Munich, Germany factory closure.

Cash payments related to exit costs were $25 million in 2004, $40 million in 2005 and $44 million in 2006. Cash payments related to exit costs were $89 million and $16 million for the nine months and three months ended September 30, 2007, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million. The streamlining of these various functions and operations is expected to result in the elimination of approximately 2,400 positions. As of September 30, 2007, approximately 1,800 of these positions had been eliminated. These actions generated pre-tax cost savings beginning in 2005, with cumulative estimated annual cost savings of approximately $210 million expected by the end of 2007, of which $130 million are incremental savings in 2007.

Acquisitions

During 2004, we purchased a tobacco business in Finland for a cost of approximately $42 million. In addition, during 2004, we increased our ownership interest in a tobacco business in Serbia from 74.2% to 85.2% for a cost of $46 million, and increased our ownership interest in our affiliate in Pakistan from 20% to 40% for a cost of $60 million.

As discussed in Note 6 to our consolidated financial statements, in 2005 we acquired 98% of the outstanding shares of Sampoerna, an Indonesian tobacco company, for a cost of $4.8 billion and a 98% stake in Coltabaco, the largest tobacco company in Colombia, for a cost of $300 million.

In the third quarter of 2006, we entered into an agreement with British American Tobacco to purchase the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million. The transaction closed in the fourth quarter of 2006.

In November 2006, we exchanged our 47.5% interest in E. León Jimenes, C. por. A., or ELJ, which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary,

Industria de Tabaco León Jimenes, S.A., or ITLJ, and $427 million of cash. As a result of the transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business. The exchange of our interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million. The operating results of ELJ’s cigarette subsidiary from the date of exchange to December 31, 2006, the amounts of which were not material, were included in our operating results.

During the first quarter of 2007, we acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited, and completed a mandatory tender offer for the remaining shares, which increased our total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million. The effect of this acquisition was not material to our consolidated financial position, results of operations or operating cash flows in any of the periods presented.

On July 18, 2007, we announced that we had reached an agreement in principle to acquire an additional 30% stake in our Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”). Prior to this acquisition, we held a 50% stake in the Mexican tobacco business and this transaction brings our stake to 80%. Grupo Carso retains a 20% stake in the business. The transaction has a value of approximately $1.1 billion and was completed November 1, 2007. We also entered into an agreement with Grupo Carso which provides the basis to potentially acquire Grupo Carso’s remaining 20% in the future.

Other

In December 2005, we reached an agreement with the China National Tobacco Corporation, or CNTC, on the licensed production of Marlboro in the PRC and the establishment of an international joint venture. We each hold 50% of the shares of the joint venture company, which is based in Lausanne, Switzerland. The joint venture company will support the commercialization and distribution of a portfolio of Chinese heritage brands in international markets, expand the export of tobacco products and tobacco materials from China, and explore other business development opportunities. While we view these agreements as important strategic milestones, we do not expect them to have a significant impact on our financial results for some time.

Consolidated Operating Results

See pages 11 to 16 for a discussion of Risk Factors.

Our volume, net revenues and operating companies income by segment were as follows:

	Cigarette Volume
	2004	2005	2006
	(in billions)
European Union	274.0	266.5	259.0
Eastern Europe, Middle East and Africa	268.3	284.2	288.6
Asia	142.8	173.3	194.6
Latin America	76.3	80.5	89.2

Total cigarette volume	761.4	804.5	831.4

	Net Revenues
	2004	2005	2006
	(in millions)
European Union	$22,181	$23,874	$23,752
Eastern Europe, Middle East and Africa	7,479	8,869	9,972
Asia	6,601	8,609	10,142
Latin America	3,275	3,936	4,394

Net revenues	$39,536	$45,288	$48,260

	Operating Income
	2004	2005	2006
	(in millions, except per share amounts)
Operating companies income:
European Union	$3,323	$3,934	$3,516
Eastern Europe, Middle East and Africa	1,543	1,635	2,065
Asia	1,310	1,793	1,869
Latin America	390	463	1,008
Amortization of intangibles	(6)	(18)	(23)
General corporate expenses	(78)	(72)	(67)

Operating income	$6,482	$7,735	$8,368

Net earnings	$4,570	$5,620	$6,146

Weighted average shares for Adjusted Diluted EPS	2,063	2,090	2,105

Adjusted Diluted EPS	$2.22	$2.69	$2.92

As discussed in Note 10 to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

The following events that occurred during 2004, 2005 and 2006 affected the comparability of our statement of earnings amounts:

•	Asset Impairment and Exit Costs – For the years ended December 31, 2004, 2005 and 2006, pre-tax asset impairment and exit costs by segment were as follows:

	2004	2005	2006
	(in millions)
European Union	$44	$49	$104
Eastern Europe, Middle East and Africa		19	2
Asia		16	19
Latin America		6	1

Total asset impairment and exit costs	$44	$90	$126

For further details on asset impairment and exit costs see Note 5 to our consolidated financial statements.

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Italian Antitrust Charge – During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the EU segment.

•

Gain on Sale of Business – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of our interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of the Dominican Republic cigarette business.

•

E.C. Agreement – As described above under the caption “—Cooperation Agreements to Combat Illicit Trade of Cigarettes,” in July 2004, we entered into an agreement with the European Commission and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, our payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $75 million, $136 million and $95 million were recorded in cost of sales in 2004, 2005 and 2006, respectively. Of these amounts,

$75 million, $125 million and $88 million were recorded in the European Union segment, respectively, with the remainder recorded in the Eastern Europe, Middle East and Africa segment.

•

Inventory Sale in Italy – During the first quarter of 2005, we made a one-time inventory sale of 4.0 billion units to our new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the EU segment. During the second quarter of 2005, the new distributor reduced its inventories by approximately 1.0 billion units, resulting in lower shipments for us. The net impact of these actions was a benefit to the EU’s pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•

Income Tax Benefit – Our tax provision included the reversal of $320 million in 2004 and $105 million in 2006, of tax accruals that were no longer required due to foreign tax events that were resolved within the corresponding fiscal year. In 2005, we recorded a $344 million tax benefit related to dividend repatriation under the American Jobs Creation Act. Our 2006 tax provision also reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million and net state tax reversals of $35 million.

2006 compared with 2005

The following discussion compares our consolidated operating results for the year ended December 31, 2006, with the year ended December 31, 2005.

Cigarette volume of 831.4 billion units increased 26.9 billion units or 3.4%. This increase was due primarily to higher volume in Asia, Latin America and Eastern Europe, Middle East and Africa. These increases were partially offset by lower volume in the EU. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to our new distributor in Italy in 2005, cigarette shipment volume was up 0.4%. Total tobacco volume, which included 8.3 billion cigarette equivalent units of other tobacco products, grew 3.5%. Excluding acquisitions in Indonesia and Colombia, and the impact of the inventory sale to our new distributor in Italy in 2005, total tobacco volume grew 0.6%.

We achieved market share gains in a number of important markets, including Argentina, Austria, Belgium, Egypt, Finland, France, Germany, Hungary, Indonesia, Italy, Korea, Lebanon, Mexico, Poland, Singapore, Sweden, Turkey and Ukraine.

Marlboro shipment volume decreased 1.9%, due primarily to declines in Argentina, Germany, Japan and Spain. However, in-market volume was up and Marlboro market share increased in many important markets, including France, Greece, Hong Kong, Italy, Japan, Korea, Kuwait, Mexico, Poland, Romania, Russia, Saudi Arabia, Singapore, Spain, Thailand and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $3.0 billion or 6.6%. Excluding excise taxes, net revenues increased $781 million or 3.9% to $20.8 billion. This increase was due primarily to the impact of acquisitions ($637 million), price increases ($392 million) and higher volume/mix ($92 million). These increases were partially offset by unfavorable currency ($340 million).

Operating income increased $633 million or 8.2%. This increase was due primarily to a pre-tax gain related to the exchange of our interest in a beer business in the Dominican Republic ($488 million), price increases and cost savings ($410 million) and the impact of acquisitions ($232 million). These increases were partially offset by unfavorable currency ($183 million), unfavorable volume/mix ($157 million, including the 2005 benefit from the inventory sale in Italy), higher marketing, administration and research costs ($72 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($36 million).

Currency movements decreased net revenues by $651 million ($340 million after excluding the impact of currency movements on excise taxes) and operating income by $183 million. These decreases were due primarily to the strength versus prior year of the U.S. dollar against the Japanese yen and the Turkish lira.

Interest expense, net, of $142 million increased $48 million or 51.1%, due primarily to higher borrowings following our acquisition of Sampoerna in Indonesia during 2005.

Our effective tax rate decreased by 1.8 percentage points to 22.2%. The 2005 effective tax rate included a $344 million tax benefit related to dividend repatriation under the American Jobs Creation Act. The 2006 effective tax rate reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. Also, included in the 2006 tax provision is the reversal of $105 million of tax accruals that were no longer required due to foreign tax events that were resolved within the 2006 fiscal year. Absent these reversals, our on-going effective tax rate is approximately 29%.

Minority interest in earnings, net of income taxes, increased $65 million or 34.9%. This increase was due primarily to higher earnings in Turkey and Mexico.

Net earnings of $6.1 billion increased $526 million or 9.4%. This increase was due primarily to higher operating income and a lower effective tax rate. These increases were partially offset by higher interest expense and minority interest in earnings.

2005 compared with 2004

The following discussion compares our consolidated operating results for the year ended December 31, 2005, with the year ended December 31, 2004.

Cigarette volume of 804.5 billion units increased 43.1 billion units or 5.7%. This increase was due primarily to higher volume in Asia; Eastern Europe, Middle East and Africa; and Latin America, partially offset by lower volume in the European Union. Excluding the volume related to acquisitions in Indonesia and Colombia, and the one-time inventory sale to our new distributor in Italy, shipments increased 0.3%. Total tobacco volume, which includes 7.1 billion cigarette equivalent units of other tobacco products, grew 6.1% overall, and 0.8% excluding acquisitions and the one-time inventory sale to our new distributor in Italy.

We achieved market share gains in a number of important markets, including Egypt, France, Italy, Japan, Korea, Mexico, the Netherlands, the Philippines, Russia, Saudi Arabia, Thailand, Turkey, Ukraine and the UK. In addition, in Indonesia, Sampoerna’s share in 2005 was significantly higher than the prior year.

Volume for Marlboro cigarettes grew 2.0%. This increase was due primarily to gains in Eastern Europe, the Middle East and Africa, higher distributor inventories in Japan following the return of the Marlboro license in May 2005, and the one-time inventory sale in Italy. These increases were partially offset by lower volumes in Germany. Excluding the one-time gains in Italy and Japan, Marlboro cigarette volume was essentially flat. Marlboro market share increased in many important markets, including Egypt, France, Japan, Mexico, Portugal, Russia, Turkey, Ukraine and the UK.

Net revenues, which include excise taxes billed to customers, increased $5.8 billion or 14.5%. Excluding excise taxes, net revenues increased $2.4 billion or 13.8% to $20.0 billion. This increase was due primarily to price increases ($1.0 billion), the impact of acquisitions ($796 million) and favorable currency ($576 million).

Operating income increased $1.3 billion or 19.3%. This increase was due primarily to price increases ($1.0 billion, including the benefit from the return of the Marlboro license in Japan), favorable currency ($331 million), the 2004 charge related to the E.C. agreement ($250 million) and the impact of acquisitions ($341 million). These increases were partially offset by higher marketing, administration and research costs ($246 million, due primarily to higher marketing and research and development expenses), unfavorable volume/mix ($198 million, reflecting favorable volume but unfavorable mix), expenses related to the E.C. agreement ($61 million), higher fixed manufacturing costs ($63 million) and higher pre-tax charges for asset impairment and exit costs ($46 million).

Currency movements increased net revenues by $1.5 billion ($576 million, after excluding the impact of currency movements on excise taxes) and operating income by $331 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the euro, Japanese yen and Central and Eastern European currencies.

Interest expense, net, of $94 million increased $90 million. This increase was due primarily to higher debt levels related to the acquisition of Sampoerna.

Our effective tax rate decreased by 3.2 percentage points to 24.0%. In 2004 the effective tax rate included the reversal of $320 million of tax accruals that were no longer required due to foreign tax events that were resolved within the 2004 fiscal year and higher dividend repatriation cost. In 2005, the effective tax rate included a $344 million tax benefit related to dividend repatriation under the American Jobs Creation Act. Absent these reversals, our on-going effective tax rate is approximately 29%.

Minority interest in earnings, net of income taxes, increased $40 million or 27.4%. This increase was due primarily to higher earnings in Mexico and Serbia, as well as earnings in Indonesia.

Net earnings of $5.6 billion increased $1.1 billion or 23.0%. This increase was due primarily to higher operating income and a lower effective tax rate. These increases were partially offset by higher interest expense and minority interest in earnings.

Operating Results by Business Segment

2006 compared with 2005

The following discussion compares operating results within each of our reportable segments for 2006 with 2005.

European Union:  Cigarette volume decreased 2.8% in the EU segment. Excluding the inventory sale in Italy in 2005, volume decreased 1.7%. This decrease was due largely to declines in Spain, Portugal, Germany and the Czech Republic. These declines were partially offset by gains in France, Hungary and Poland.

In Spain, the total cigarette market was down 2.9%. This decrease was due primarily to the impact of excise tax increases and a new tobacco law implemented on January 1, 2006. Our shipment volume decreased 12.8%, reflecting increased consumer down-trading to the low price segment. As a result of growing price gaps, our market share in Spain declined 2.3 share points to 32.3%. On January 21, 2006, the Spanish government raised excise taxes on cigarettes, which would have resulted in even larger price gaps if the tax increase had been passed on to consumers. Accordingly, we reduced our cigarette prices on January 26, 2006 to restore the competitiveness of our brands. In late February, the Spanish government again raised the level of excise taxes, but also established a minimum excise tax, following which we raised our prices back to prior levels. On November 10, 2006, the Spanish government announced an increase in the minimum excise tax to 70 euros per thousand cigarettes. Effective December 30, 2006, we raised prices on all our brands. As a result, we believe that our overall profitability should improve in Spain in 2007.

In Portugal, the total cigarette market declined 8.2%. This decline was caused by a tax-driven price increase that resulted in lower overall consumption and higher consumer cross-border purchases in Spain. Our shipment volume decreased 13.0% and market share was down 5.0 share points to 82.0%, due to severe price competition, partially arising from competitors continuing to sell lower-priced product from inventory that was accumulated prior to the tax increase.

In Germany, our total tobacco volume (which includes other tobacco products) increased 0.9%; however, our cigarette volume declined 2.8%. Total tobacco consumption in Germany was down 5.9% in 2006, reflecting the decline and ultimate exit of tobacco portions from the market. The total cigarette market decreased 4.0%, affected by the September 2005 tax-driven price increase as well as the sale of illicit cigarettes as reported by the German cigarette manufacturers’ association. Our cigarette market share increased 0.2 share points to 36.9%, driven by the price repositioning of L&M in January 2006. During the fourth quarter of 2005, the European Court of Justice ruled that the German government’s favorable tax treatment of tobacco portions was against EU law. Accordingly, tobacco portions manufactured as of April 1, 2006 incur the same excise tax as that levied on cigarettes, and as of October 2006, our shipment of tobacco portions ceased.

In the Czech Republic, shipment volume was down 9.7% and market share was lower, reflecting intense price competition.

In Italy, the total cigarette market rose 1.1% versus a low base in 2005, when it was adversely impacted by the compounding effects of the January 2005 legislation restricting smoking in public places and the December 2004 tax-driven price increase. Our shipment volume in Italy decreased 3.9%, reflecting the one-time inventory sale in 2005. Adjusting for the one-time inventory sale, cigarette shipment volume in Italy increased 1.9%. Market share in Italy increased 1.3 share points to 53.8%, driven by Marlboro, Diana and Chesterfield.

In Poland, shipment volume was up 6.3% and market share increased 2.8 share points to 40.0%, driven by L&M and Next.

In France, shipment volume increased 7.0%, driven by price stability, moderate price gaps and the favorable timing of shipments. Market share increased 1.0 share point to 42.7%, reflecting the strong performance of Marlboro and the Philip Morris brand.

Net revenues, which include excise taxes billed to customers, decreased $122 million or 0.5%. Excluding excise taxes, net revenues decreased $609 million or 7.2% to $7.9 billion. This decrease was due primarily to lower volume/mix ($254 million), net price decreases ($203 million) and unfavorable currency ($152 million).

Operating companies income decreased $418 million or 10.6%. This decrease was due primarily to lower volume/mix ($243 million), price decreases net of cost savings ($179 million), the Italian antitrust charge ($61 million) and higher pre-tax charges for asset impairment and exit costs ($55 million). These decreases were partially offset by lower marketing, administration and research costs ($90 million) and lower fixed manufacturing costs ($29 million).

Eastern Europe, Middle East and Africa:  Volume increased 1.6%. This increase was driven by gains in Russia, Ukraine and Egypt. These increases were partially offset by declines in Romania and Turkey. In Russia, shipments were up 3.4%, driven by Marlboro, Muratti, Parliament, and Chesterfield, while market share was down 0.4 share points to 26.6%, due primarily to declines of low price brands and L&M. Higher shipments in Ukraine mainly reflect higher market share, as a result of up-trading to higher margin brands. In Romania, shipments declined 15.1% and market share was down 1.8 share points to 32.3%, due to the rise of low price brands following excise tax increases during the year. In Turkey, shipments declined 3.5%, reflecting the continued decline of low price Bond Street. However, our market share in Turkey rose 1.1 share points to 42.4%, as consumers traded up to our higher margin brands, Parliament and Muratti.

Net revenues, which include excise taxes billed to customers, increased $1.1 billion or 12.4%. Excluding excise taxes, net revenues increased $563 million or 11.2% to $5.6 billion. This increase was due primarily to price increases ($391 million) and higher volume/mix ($195 million), partially offset by unfavorable currency ($23 million).

Operating companies income increased $430 million or 26.3%. This increase was due primarily to price increases, net of higher costs ($381 million) and higher volume/mix ($130 million), partially offset by higher marketing, administration and research costs ($85 million).

Asia:  Volume increased 12.3%, reflecting the acquisition of Sampoerna in Indonesia. Excluding this acquisition, volume in Asia was down 1.0%, due primarily to lower volume in Japan and Thailand. In Japan, the total market declined 4.4%, driven by the July 1, 2006 price increase. Market share in Japan decreased 0.1 point to 24.7%. Market share in Indonesia grew 1.9 share points to 28.3%, led by A Hijau and A Mild. In Thailand, a lower total market reflected a December 2005 excise tax increase.

Net revenues, which include excise taxes billed to customers, increased $1.5 billion or 17.8%. Excluding excise taxes, net revenues increased $612 million or 12.4% to $5.5 billion. This increase was due primarily to the impact of acquisitions ($587 million) and price increases ($197 million), partially offset by unfavorable currency ($179 million).

Operating companies income increased $76 million or 4.2%. This increase was due primarily to the impact of acquisitions ($219 million) and price increases ($185 million). These increases were partially offset by unfavorable currency ($188 million), lower volume/mix ($81 million) and higher marketing, administration and research costs ($53 million).

Latin America:  Volume increased 10.8%, driven by strong gains in Argentina and Mexico, as well as higher volume in Colombia due to the 2005 acquisition of Coltabaco. Excluding this acquisition, volume was up 6.3%. In Argentina, the total market advanced approximately 7.0%, while our shipments grew 15.9% and share was up 4.9 share points, due mainly to the Philip Morris brand. In Mexico, the total market was up approximately 2.0% and our shipments grew 6.0%. Market share rose 1.4 share points to 63.5%, reflecting the continued strong performance of Marlboro and Benson & Hedges.

Net revenues, which include excise taxes billed to customers, increased $458 million or 11.6%. Excluding excise taxes, net revenues increased $215 million or 14.0% to $1.8 billion. This increase was due primarily to higher volume/mix ($144 million), the impact of acquisitions ($50 million) and favorable currency ($14 million).

Operating companies income increased $545 million or 117.7%. This increase was due primarily to a pre-tax gain of $488 million related to the exchange of our interest in a beer business for full ownership of a tobacco business in the Dominican Republic, higher volume/mix ($37 million), price increases ($23 million) and the impact of acquisitions ($13 million). These increases were partially offset by higher marketing, administration and research costs ($24 million).

2005 compared with 2004

The following discussion compares operating results within each of our reportable segments for 2005 with 2004.

European Union:  Cigarette volume decreased 2.7% in the EU segment. This decrease was due primarily to declines in Germany, Portugal, Switzerland and Spain. These declines were partially offset by the 2005 inventory sale in Italy and higher shipments in France. Excluding the inventory sale in Italy, our volume decreased 3.8%.

In Germany, our cigarette volume declined 15.9% and market share was down 0.2 share points to 36.6%, reflecting tax-driven price increases in March and December 2004, which accelerated down-trading to low priced tobacco portions that were subject to favorable excise tax treatment compared with cigarettes. We captured a 16.9% share of the German tobacco portions segment, driven by Marlboro, Next, and f6 tobacco portions.

In Spain, our shipment volume decreased 2.2%, reflecting increased consumer down-trading to the deep-discount segment. As a result of growing price gaps, our market share in Spain declined 1.0 share points to 34.6%, with a pronounced product mix deterioration.

In Italy, the total cigarette market declined 6.1% in 2005, largely reflecting tax-driven pricing and the impact of indoor smoking restrictions in public places. Our shipment volume in Italy increased 2.7%, mainly reflecting the one-time inventory sale to our new distributor. Excluding the one-time inventory sale, cigarette shipment volume in Italy declined 3.2%. However, market share in Italy increased 1.1 share points to 52.6%, driven by Diana.

In France, shipment volume increased 2.5% and market share increased 1.9 share points to 41.7%, reflecting the strong performance of Marlboro and the Philip Morris brand.

Net revenues, which include excise taxes billed to customers, increased $1.7 billion or 7.6%. Excluding excise taxes, net revenues increased $499 million or 6.2% to $8.5 billion. This increase was due primarily to price increases ($421 million) and favorable currency ($355 million), partially offset by lower volume/mix ($286 million).

Operating companies income increased $611 million or 18.4%. This increase was due primarily to price increases ($421 million), the 2004 charge related to the E.C. agreement ($250 million), favorable currency ($194 million) and lower marketing, administration and research costs ($28 million). These increases were partially offset by lower volume/mix ($233 million) and expenses related to the E.C. agreement ($50 million).

Eastern Europe, Middle East and Africa:  Volume increased 5.9%, due to gains in Egypt, Russia, North Africa, Turkey and Ukraine. Higher shipments in Ukraine and Egypt reflect improved economic conditions. In Turkey, shipment volume increased 8.6% and market share increased 4.4 share points to 41.3%, fueled by the growth of Marlboro, Parliament, Lark and Bond Street. Shipments in Russia were up 2.7% and market share increased 0.6 share points to 27.0%, due to Marlboro, Muratti, Parliament, Next and Chesterfield. Volume increased in North Africa reflecting our entry into the Algerian market.

Net revenues, which include excise taxes billed to customers, increased $1.4 billion or 18.6%. Excluding excise taxes, net revenues increased $504 million or 11.1% to $5.0 billion. This increase was due primarily to higher volume/mix ($322 million), price increases ($101 million) and favorable currency ($81 million).

Operating companies income increased $92 million or 6.0%. This increase was due primarily to higher volume/mix ($166 million) and favorable currency ($32 million). These increases were partially offset by higher marketing, administration and research costs ($70 million), pre-tax charges for asset impairment and exit costs ($19 million), higher fixed manufacturing costs ($10 million) and expenses related to the E.C. agreement ($11 million).

Asia:  Volume increased 21.3%, due primarily to the acquisition in Indonesia, the strong performance of Marlboro in the Philippines and L&M growth in Thailand. These increases were partially offset by lower volumes in Korea and Japan. In Korea, the total market was down over 20% in 2005, due to the December 2004 tax-driven price increase, and our shipments declined 11.8%. However, our market share in Korea grew 0.9 share points to 8.3%, driven by Marlboro and Parliament. In Japan, the total market declined 2.8% in 2005 while our shipments were down slightly. Market share rose 0.3 share points to 24.8%, driven by Marlboro and Virginia Slims. Excluding the acquisition in Indonesia, volume was essentially flat.

Net revenues, which include excise taxes billed to customers, increased $2.0 billion or 30.4%. Excluding excise taxes, net revenues increased $1.2 billion or 31.6% to $4.9 billion. This increase was due primarily to the impact of acquisitions ($714 million), price increases ($362 million) and favorable currency ($95 million).

Operating companies income increased $483 million or 36.9%. This increase was due primarily to price increases and lower costs ($407 million, including the benefit from the return of the Marlboro license in Japan), the impact of acquisitions ($332 million) and favorable currency ($55 million). These increases were partially offset by higher marketing, administration and research costs ($120 million), unfavorable volume/mix ($118 million), higher fixed manufacturing costs ($57 million) and pre-tax charges for asset impairment and exit costs ($16 million).

Latin America:  Volume increased 5.5%, due primarily to the acquisition in Colombia, and higher shipments in Mexico. These increases were partially offset by declines in Argentina and Brazil. Excluding the acquisition in Colombia, volume declined 3.8%. In Mexico, our market share increased on the performance of Marlboro. In Argentina, the overall market declined as a consequence of successive tax-driven price increases in 2004, and our share declined reflecting the rise of the low price segment. We also lost market share in Brazil due to consumer down-trading to low priced competitive brands.

Net revenues, which include excise taxes billed to customers, increased $661 million or 20.2%. Excluding excise taxes, net revenues increased $245 million or 18.9% to $1.5 billion. This increase was due primarily to price increases ($142 million), the impact of acquisitions ($73 million) and favorable currency ($45 million), partially offset by lower volume/mix ($15 million).

Operating companies income increased $73 million or 18.7%. This increase was due primarily to price increases ($119 million) and favorable currency ($50 million), partially offset by higher marketing, administration and research costs ($84 million) and lower volume/mix ($13 million).

Financial Review

Net Cash Provided by Operating Activities

Net cash provided by operating activities of $6.2 billion for the year ended December 31, 2006, increased $1.0 billion over 2005, primarily reflecting higher net earnings ($1.5 billion, excluding deferred income taxes) and lower pension plan contributions ($190 million), partially offset by a higher use of cash to fund working capital ($360 million). The increase in net cash used for working capital was due largely to our inventory increase in anticipation of 2007 tax-driven price increases in many markets.

Net cash provided by operating activities of $5.2 billion, for the year ended December 31, 2005, increased $332 million over 2004, primarily reflecting higher net earnings ($412 million, excluding deferred income tax benefit) and a lower use of cash to fund working capital ($93 million), partially offset by increased amounts due from Altria and affiliates ($251 million), and increased pension plan contributions ($138 million).

Net Cash Used in Investing Activities

One element of our growth strategy is to strengthen our brand portfolio and/or expand our geographic reach through active programs of selective acquisitions.

Net cash used in investing activities of $439 million for the year ended December 31, 2006, decreased $5.2 billion from 2005, due primarily to a lower use of cash for acquisitions in 2006. The increased proceeds from sales of businesses in 2006 also contributed to the decreased use of cash. These increases were partially offset by higher capital expenditures. Net cash used in investing activities of $5.6 billion for the year ended December 31, 2005, increased $4.8 billion over 2004, reflecting an increase in the use of cash for acquisitions, primarily Sampoerna.

In November 2006, we exchanged our 47.5% interest in ELJ, which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary, ITLJ, and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business.

Our capital expenditures were $711 million in 2004, $736 million in 2005 and $886 million in 2006. The expenditures were primarily for our modernization and consolidation of manufacturing facilities, and expansion of research and development facilities, and certain production capacity. We expect capital expenditures in 2007 to be slightly above 2006 expenditures, and to be funded by operating cash flows.

Net Cash Used in Financing Activities

During 2006, we used $5.4 billion in our financing activities primarily for the repayment of debt and for dividends paid to Altria. During 2005, we used $3.0 billion in our financing activities primarily to pay dividends to Altria, partially offset by increased borrowings for the acquisition of Sampoerna. The increased level of dividends in 2005 related to the American Jobs Creation Act. During 2004, we used $2.4 billion in our financing activities, primarily to pay dividends to Altria.

Debt and Liquidity

Credit Lines – As discussed in Note 6 to our consolidated financial statements, the purchase price of the Sampoerna acquisition was primarily financed through our euro 4.5 billion bank credit facility arranged in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. These facilities, which are not guaranteed by Altria, require us to maintain a ratio of earnings before interest, taxes, depreciation and amortization to interest of not less than 3.5 to 1.0. At December 31, 2006, our ratio calculated in accordance with the agreements was 29.0 to 1.0. The multi-year facilities enable us to reclassify short-term debt on a long-term basis.

We expect to continue to meet our covenants. These facilities do not include any credit rating triggers or any provisions that could require us to post collateral.

At December 31, 2006, our credit lines and the related activity, were as follows (in billions of dollars):

	December 31, 2006
Type	Credit Lines	Amount Drawn	Lines Available
	(in billions)
3-year term loan	$2.0	$2.0	$—
5-year revolving credit	2.6		2.6

	$4.6	$2.0	$2.6

In addition to the above, certain of our subsidiaries maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.2 billion, are for the sole use of these businesses. Borrowings on these lines amounted to $623 million and $419 million at December 31, 2005 and 2006, respectively.

Debt – Our total debt was $4.9 billion at December 31, 2005 and $2.8 billion at December 31, 2006. The ratio of total debt to equity was 0.48 at December 31, 2005 and 0.20 at December 31, 2006. Variable-rate debt constituted approximately 86% of our total debt at December 31, 2006. The weighted average interest rate on our total debt was 5.1% at December 31, 2006.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees – As discussed in Note 14 to our consolidated financial statements, at December 31, 2006, our third-party guarantees, which are primarily related to excise taxes, approximated $82 million, of which $77 million have no specified expiration dates. The remainder expire through 2010, with no guarantees expiring during 2007. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our consolidated balance sheet at December 31, 2006, relating to these guarantees. At December 31, 2006, we are also contingently liable for $2.3 billion of guarantees related to our own performance, consisting of the following:

•

$2.0 billion of guarantees of excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective governments. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our consolidated balance sheet.

•

$0.3 billion of other guarantees, consisting principally of guarantees of lines of credit for certain of our subsidiaries, a guarantee of our own performance under a tax assessment pending final resolution with the local government and a guarantee of our own performance relative to making capital investments in a recently-acquired business.

Although these guarantees of our own performance are frequently short-term in nature, the short-term guarantees are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

Aggregate Contractual Obligations – The following table summarizes our contractual obligations at December 31, 2006:

	Payments Due
	Total	2007	2008-2009	2010-2011	2012 and Thereafter
	(in millions)
Long-term debt (1)	$2,367	$145	$2,195	$27	$–
Interest on borrowings (2)	162	106	55	1
Operating leases (3)	395	103	115	37	140
Purchase obligations (4):
Inventory and production costs	1,568	820	552	196
Other	2,278	887	700	571	120

	3,846	1,707	1,252	767	120
Other long-term liabilities (5)	118	6	54	34	24

	$6,726	$1,961	$3,616	$865	$284

(1)	Amounts represent the expected cash payments of our long-term debt. Amounts include capital lease obligations, primarily associated with vending machine distribution in Japan.

(2)	Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2006. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.

(3)	Amounts represent the minimum rental commitments under non-cancelable operating leases.

(4)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.

(5)	Other long-term liabilities consist primarily of non-competition agreements. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension costs, income taxes, minority interest, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making non-U.S. pension contributions of approximately $104 million in 2007, based on current tax law (as discussed in Note 11 to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement – In July 2004, we entered into an agreement with the European Commission, or E.C., and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 26 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, we will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against the earnings of the EU segment in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. Because future additional payments are subject to these variables, we will record charges for them as an expense in cost of sales when product is shipped. We are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $75 million, $136 million and $95 million were recorded in cost of sales in 2004, 2005 and 2006, respectively.

Market Risk

We operate globally, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use financial instruments to manage our foreign currency exposures. We use derivative financial instruments principally to reduce our exposure to foreign exchange risk by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

A substantial portion of our derivative financial instruments are effective as hedges. Hedging activity affected our accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2004, 2005 and 2006, as follows:

	2004	2005	2006
	(in millions)
(Loss) gain as of January 1	$(65)	$(50)	$8
Derivative losses (gains) transferred to earnings	61	(12)	(24)
Change in fair value	(46)	70	16

(Loss) gain as of December 31	$(50)	$8	$–

The fair value of all derivative financial instruments has been calculated based on market quotes.

Foreign Exchange Rates – We are exposed to foreign currency exchange movements, primarily in the Japanese yen, Swiss franc and the euro. Consequently, we enter into contracts that change in value as foreign exchange rates change, to preserve the value of commitments and anticipated transactions. We use forward exchange contracts, foreign currency swaps and foreign currency options to hedge certain transaction exposures and anticipated foreign currency cash flows. The aggregate notional value of these contracts was $2.3 billion at December 31, 2005 and $3.1 billion at December 31, 2006.

Value at Risk – We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2005 and 2006, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows (in millions):

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/05	Average	High	Low	At 12/31/05	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$5	$6	$8	$5
Interest rates					$8	$4	$8	$–

	Pre-Tax Earnings Impact				Fair Value Impact
	At 12/31/06	Average	High	Low	At 12/31/06	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$4	$5	$7	$3
Interest rates					$2	$2	$3	$–

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

New Accounting Standards

See Note 2, Note 11 and Note 13 to our consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 14 to our consolidated financial statements for a discussion of contingencies.

BUSINESS

We are a Virginia holding company first incorporated in 1987, and have been a wholly owned subsidiary of Altria since our creation. Our subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States. Our operating segments are organized and managed by geographic region, as described below.

Following the Distribution, we will be the largest (in terms of volume) and most profitable publicly traded tobacco company in the world. With a shipment volume of 831 billion cigarettes in 2006, we estimate that our share of the total international cigarette market reached a level of 15.4%, and 24.6% excluding the PRC.

In addition to our leadership position in tobacco, with 2006 net revenues of $48.3 billion generating net earnings of $6.1 billion, we will be one of the most profitable consumer packaged goods companies in the world as summarized below:

Top Ten Global Consumer Packaged

Goods Companies Ranked by

                2006 Net Earnings

($ millions)
Procter & Gamble	8,684
Nestle	7,336
Philip Morris International (a)	6,146
Unilever	5,953
Pepsico	5,642
Coca Cola	5,080
Diageo (b)	3,625
BAT	3,488
Altria (a)	3,183
Kraft (a)	3,060

(a)	Assuming Distribution on January 1, 2006 and Altria excluding Kraft.

(b)	£ 1,908 for the twelve months ending June, 2006 at $1.90=£1.00.

Sources:	Fortune Global 500; Altria, PMI and Kraft internal data; and Diageo company report.

We divide our markets into four geographic regions, which constitute our segments for financial reporting purposes:

•

The European Union, or EU, Region is headquartered in Lausanne, Switzerland and covers all the EU countries except for Slovenia, Bulgaria and Romania, and also comprises Switzerland, Norway and Iceland, which are linked to the EU through trade agreements.

•

The Eastern Europe, Middle East and Africa, or EEMA, Region is also headquartered in Lausanne and covers the Balkans (including Slovenia, Bulgaria and Romania), the former Soviet Union (excluding Estonia, Latvia and Lithuania), Mongolia, Turkey, the Middle East and Africa and our international duty free business.

•	The Asia Region is headquartered in Hong Kong and covers all other Asian countries as well as Australia, New Zealand, and the Pacific Islands.

•	The Latin America Region is headquartered in New York and covers the South American continent, Central America, Mexico, the Caribbean and Canada.

We estimate that the total international cigarette market, excluding the United States, reached 5.4 trillion cigarettes in 2006, and we based our 15.4% share on this estimate. The PRC is the world’s largest cigarette market with an estimated total cigarette volume exceeding 2.0 trillion cigarettes. In view of the sheer scale of this market and the fact that the PRC is dominated by the state-owned China National Tobacco Corporation, or CNTC, we measure our international market share both including and excluding the PRC market.

Estimated 2006 International Cigarette Market

	Including the PRC	Excluding the PRC
	(billions of cigarettes)
European Union	657.3	657.3
EEMA (a)	1,200.8	1,200.8
Asia	3,183.1	1,162.1
Latin America	315.6	315.6
Total (b)	5,419.6	3,398.6

(a)	Excluding international duty free.

(b)	Including total industry international duty free volume of 62.8 billion units.

The total international cigarette market is estimated to have grown at a compound annual growth rate of 1.6% over the 2002 to 2006 period, while the market excluding the PRC is estimated to have grown at a rate of 0.3%. Our 2006 total international market share by region is summarized below:

Estimated PMI 2006 Market Share by Region

	Including the PRC	Excluding the PRC
European Union	39.4%	39.4%
EEMA(a)	22.0	22.0
Asia	6.0	16.5
Latin America	29.9	29.9
Total (b)	15.4%	24.6%

(a)	Excluding international duty free.

(b)	Including PMI’s 40.8% share of the total industry international duty free market.

In recent years we have witnessed considerable consolidation within the international cigarette and tobacco industry. Our principal competitors internationally are BAT, Japan Tobacco and Imperial. We also compete with numerous other publicly traded, state owned or private companies, including CNTC.

The top five international competitors ranked by estimated international market share are summarized below:

Estimated 2006 International Market Share

CNTC	37.3%
Philip Morris International	15.4
BAT	12.7
Japan Tobacco (a)	10.8
Imperial (a)	5.4

(a)	Assumes Japan Tobacco’s acquisition of Gallaher and Imperial’s acquisition of Altadis were in effect as of January 1, 2006.

We evaluate segment performance and allocate segment resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. For the past three years our segments have contributed to our total net revenues and total operating companies income as follows:

PMI Segment Performance

	Net Revenues			Operating Companies Income
	2004	2005	2006	2004	2005	2006
	($ in billions)
EU	22.2	23.9	23.8	3.3	3.9	3.5
EEMA	7.5	8.9	10.0	1.5	1.6	2.1
Asia	6.6	8.6	10.1	1.3	1.8	1.9
Latin America (a)	3.3	3.9	4.4	0.4	0.5	1.0

Total (b)	39.5	45.3	48.3	6.6	7.8	8.5

	Net Revenues			Operating Companies Income
	2004	2005	2006	2004	2005	2006
	(%)
EU	56.1%	52.7%	49.2%	50.6%	50.3%	41.6%
EEMA	18.9	19.6	20.7	23.5	20.9	24.4
Asia	16.7	19.0	21.0	20.0	22.9	22.1
Latin America	8.3	8.7	9.1	5.9	5.9	11.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Operating companies income for Latin America in 2006 includes a pre-tax gain of $488 million on the restructuring of our business in the Dominican Republic.

(b)	May not total due to rounding.

Other data pertaining to our segments are included in Note 10 to our consolidated financial statements.

While net revenues and operating companies income in the EU Region grew over the 2004 to 2006 period by $1.6 billion and $0.2 billion, respectively, the Region’s contribution to our total results has declined. This predominantly reflects the significant increases in both net revenues and operating companies income generated in the rest of the world over the same period, with net revenues increasing by $7.2 billion or 41.6% and operating companies income increasing by $1.7 billion or 51.5%.

Financial Strength and Performance

From 2002 through 2006, we have achieved significant growth in all aspects of our operating performance, with annual average increases of 3.6% in shipment volume, 9.1% in net revenues excluding excise taxes, 10.7% in operating income and 14.8% in net earnings:

	2002	2003	2004	2005	2006	CAGR (a)
	($ in billions)
Volume (billions of units)	723.1	735.8	761.4	804.5	831.4	3.6%
Net Revenues Excluding Excise Taxes	$14.7	$16.0	$17.6	$20.0	$20.8	9.1%
Operating Income (b)	$5.6	$6.2	$6.5	$7.7	$8.4	10.7%
Net Earnings (b)	$3.5	$4.0	$4.6	$5.6	$6.1	14.8%

(a)	Compound Annual Growth Rate.

(b)	In 2006, includes pre-tax gains from restructuring of PMI business in the Dominican Republic of $488 million, Italian anti-trust charge of $61 million and asset impairment and exit costs of $126 million; in 2005 includes charges of $90 million for asset impairment and exit costs; in 2004 includes $250 million initial charge for E.C. agreement and $44 million for asset impairment and exit costs.

From 2002 through 2006, as a percentage of net revenues excluding excise taxes, operating income increased from 38.0% to 40.2% and net earnings increased from 24.0% to 29.6%. Per thousand cigarettes, net revenues grew from $20.32 to $25.01, operating income from $7.71 to $10.07 and net earnings from $4.89 to $7.39 (percentages and per thousand cigarette calculations are rounded based on original data in millions of dollars). From 2002 to 2006, our operating income grew $2.8 billion due to the following factors:

Operating income in 2002	$5.6
Price increases	2.2
Volume/mix	(0.6)
Currency	1.2
Acquisitions/divestitures	0.6
Higher marketing, administration and research costs	(0.8)
Other, primarily Dominican Republic gain partially offset by the 2004 charge for E.C. agreement	0.2

Operating income in 2006	$8.4

Our business is able to generate strong cash flows. Our operating cash flow grew from $3.2 billion in 2002 to $6.2 billion in 2006, a compound annual growth rate of 18.6%. In the period from 2002 to 2006, our cumulative operating cash flow was $24.0 billion. Our ability to generate cash has enabled us to make acquisitions totaling $5.9 billion over that time frame without burdening our balance sheet with significant amounts of debt, as illustrated by our low debt to equity ratio of 0.2 at December 31, 2006. This strong cash flow has been the basis of the successful investments we have made in our business and the dividends that we have been returning to Altria. As an independent company, our cash flow will also be used to optimize capital allocation and to fund dividend and share repurchase programs. Recognizing our strong balance sheet, earnings potential and cash generating abilities, rating agencies have assigned us the following ratings as an independent company:

	Short-term	Long-Term	Outlook
Moody’s
Standard & Poor’s
Fitch

Our 2006 financial results compare favorably with those of the other large publicly traded international tobacco companies:

Net Earnings 2006
($ billions)
Philip Morris International	6.1
BAT	3.5
Japan Tobacco (a)	2.6
Imperial (b)	2.2

(a)	Assumes Japan Tobacco’s acquisition of Gallaher effective January 1, 2006.

(b)	Assumes Imperial’s acquisition of Altadis effective January 1, 2006.

Sources:	BAT, Japan Tobacco and Altadis net earnings from Fortune Global 500; Gallaher and Imperial net earnings from their respective company reports.

Global Scale and Leadership

Our leadership position extends across all four Regions. Excluding the PRC, we are either the leading or number two competitor in each of our regions as summarized below:

Estimated 2006 PMI Market Shares by Region
	EU	EEMA	Asia (a)	Latin America
PMI	39%	22%	16%	30%
BAT	16	20	14	54
Japan Tobacco (b)	14	23	18	3
Imperial (b)	21	10	2	—

(a)	Excluding the PRC.

(b)	Assumes Japan Tobacco’s acquisition of Gallaher and Imperial’s acquisition of Altadis were effective as of January 1, 2006.

We have grown share in both developed and emerging markets and in both the premium price and non-premium price segments:

PMI Share of Market and Price Segments 2002-2006 (a)
	2002	2006	% pts increase
Total
OECD Markets (b)	32.0%	33.7%	1.7
Non-OECD	13.6	18.8	5.2
Price Segments
Premium (c)	49.7%	52.7%	3.0
Non-Premium	12.6	15.6	3.0

(a)	Excluding the PRC and international duty free.

(b)	The 29 member countries of the Organisation for Economic Co-operation and Development (excluding the United States) are: Australia, Austria, Belgium, Canada, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, the Slovak Republic, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

(c)	Including above premium.

We are the market leader today in 11 of the top 30 international markets ranked by in-market sales volumes and are number two in an additional eight. We are the market leader in Indonesia, Ukraine, Turkey, Italy, Germany, Poland, France, Mexico, Argentina, Greece and Kazakhstan, and the leading international company in the Philippines, Egypt and Thailand.

The cigarette industry is characterized by significant brand loyalty relative to many other consumer packaged goods industries. Accordingly, the demographic profile of a company’s brand portfolio is an excellent measure of that portfolio’s aggregate strength, brand equity and market share growth potential. Our brand portfolio is strong as evidenced by our share of the legal age (minimum 18) to 24 year old age bracket exceeding that of our overall smoker share in most key markets as summarized below:

PMI 2006 Smoker Share
Markets (a)	Legal Age (min. 18) to 24 Years Old	Total	Difference
Russia	35.5%	26.4%	9.1	% pts.
Japan	42.0	24.4	17.6
Indonesia	27.4	23.6	3.8
Ukraine	55.3	38.2	17.1
Brazil	28.9	17.4	11.5
Turkey	52.6	43.3	9.3
Italy	64.7	59.0	5.7
Germany	40.2	36.2	4.0
Spain	42.4	33.5	8.9
Philippines	48.7	33.5	15.2

(a)	Top ten largest international cigarette markets, excluding the PRC and India.

Source: PMI General Consumer Tracking Surveys

Our Brands

Our significant portfolio of international and local brands is led by Marlboro, the world’s best selling international cigarette, which accounts for approximately 38% of our total volume. By virtue of its scale and geographic reach, Marlboro holds a unique position among international cigarette brands. 2006 shipment volume reached a level of 316 billion cigarettes corresponding to an estimated international market share of 9.2%, excluding the PRC.

Marlboro’s volume and share by geographic region are summarized below:

Marlboro 2006 Shipment Volume and Market Shares
	Volume
	Billions of Units	%	Market Share
EU	129.7	41.0	19.7%
EEMA	79.1	25.0	5.3	(a)
Asia	66.2	21.0	5.5	(b)
Latin America	41.0	13.0	13.0

Total	316.0	100.0%	9.2	% (b)

(a)	Excluding international duty free.

(b)	Excluding the PRC.

The unique position of Marlboro is confirmed by the fact that its shipment volume in 2006 of 316 billion units was more than the combined volume of 146 billion units of the four BAT Global Drive Brands (Kent, Dunhill, Lucky Strike and Pall Mall) and more than the combined volume of 238 billion units of the four Japan Tobacco Global Focus Brands (Mild Seven, Camel, Salem and Winston) as reported by those companies. BAT’s report does not include BAT’s associated companies volume. This volume superiority was achieved despite the fact that Marlboro is consistently sold in all its markets in the premium price segment.

Marlboro’s volume over the 2002 to 2006 period suffered a decrease of 10.2 billion units or a compound annual decrease of 0.8%. Its share of the international cigarette market, excluding the PRC, declined 0.5 percentage points, from 9.7% in 2002 to 9.2% in 2006, largely attributable to share erosion in the EU Region as a result of intense price competition. Elsewhere internationally, Marlboro’s volume grew by 22.7 billion units or a compound annual growth rate of 3.3% over the 2002 to 2006 period. Its share of the international cigarette market, excluding the PRC and the EU Region, increased by 0.4% percentage points, from 6.3% in 2002 to 6.7% in 2006.

We also own the third largest international cigarette brand, L&M, with a 2006 shipment volume of 105.0 billion units. Over the 2002 to 2006 period, L&M’s volume has grown at a compound annual growth rate of 3.7%, capturing a 3.1% share of the total international cigarette market, excluding the PRC, in 2006.

In addition to Marlboro and L&M, we have a vibrant portfolio of nine international brands with diverse profiles that sell between 10 and 40 billion units annually.

Since 2002 the combined volume of Chesterfield, Parliament, Virginia Slims and Muratti has grown by 20.4 billion units, or at a compound annual growth rate of 7.5%, to reach a level of 81 billion units in 2006.

We have reinforced our position in profitable low price segments with Bond Street, primarily in Eastern Europe, Red & White in Central Europe, and Next worldwide. The combined volume of these three brands has more than doubled from 26.3 billion units in 2002 to over 60 billion units in 2006. Philip Morris and Lark round out our international brands with annual volumes exceeding 10 billion units.

We also own a number of important local brands, such as A Mild, Dji Sam Soe and A Hijau in Indonesia, Diana in Italy, Optima and Apollo-Soyuz in Russia, Morven Gold in Pakistan, Boston in Colombia, Best and Classic in Serbia, f6 in Germany, Delicados in Mexico, Assos in Greece and Petra in the Czech Republic and Slovakia. While there are a number of markets where local brands remain important, international brands are expanding their share in numerous markets. With international brands contributing 78% of our volume, we are well positioned to benefit from this trend.

Consumer Understanding, Innovation and Marketing

Understanding consumers and the evolution of their preferences is at the core of any successful consumer goods company. We are constantly seeking to improve our consumer insights to ensure that our wide range of products optimally responds to the evolving preferences of adult consumers.

Innovation is a key element to responding to consumer expectations and trends. We are focused on increasing our pace of innovation, which is to be found, for example, in our three current Marlboro product initiatives: the shorter, smoother tasting Wides; the Filter Plus line; and new menthol varieties. The new L&M is another example of our innovation capabilities, as we have changed the cigarette construction, filter, blend and the packaging design to respond to changing consumer preferences.

Brand building and brand support are also essential to our success. As the tobacco industry has become increasingly regulated, we have successfully adapted our brand building and marketing to this new environment.

Our Recent Growth and Our Growth Opportunities

We have grown our business through organic growth and new market entries, and by acquiring and integrating companies. Our recent acquisitions include the purchase of Sampoerna in Indonesia in 2005. Sampoerna contributed $608 million to our operating income in 2006 and is performing above our expectations. Other recent acquisitions in Colombia and Serbia and our increased investments in Mexico and Pakistan have also reinforced our position in emerging markets. For more information regarding our acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions.”

To further enhance our profitable business growth, we will continue to pursue acquisitions, new market entries and the restructuring of existing relationships whenever such opportunities offer strategic fit, strong growth potential, attractive economic returns, market or specific segment entries, and strong brands.

Important to our growth prospects is the fact that we currently lack significant presence in four of the world’s top markets. These markets, the PRC, India, Bangladesh and Vietnam, represent total cigarette in-market volume of more than 2.3 trillion cigarettes or more than 40% of the total international market. Less than 5% of our income today is derived from markets that together account for a total cigarette volume of 3.1 trillion cigarettes (57% of the total international market). Penetrating these markets either organically or through acquisitions is a key priority.

In 2005, we reached an agreement with CNTC on the licensed production of Marlboro in the PRC and the establishment of an international joint-venture. We each hold 50% of the shares of the joint-venture company, which is based in Lausanne, Switzerland. The joint-venture company will support the commercialization and distribution of a portfolio of Chinese heritage brands in international markets, expand the export of tobacco products and tobacco materials and explore other business development opportunities. While we view these agreements as important strategic milestones, we do not expect them to have a significant impact on our financial results for some time.

Distribution and Sales

The distribution system for our products is tailored to the characteristics of each market, retailer needs, the wholesale infrastructure, our competitive position, costs and the regulatory framework. Our goal is speed, efficiency and widespread availability to consumers. The four main types of distribution that we use across the globe are:

•	Direct Sales and Distribution, or DSD, where we have set up our own distribution directly to retailers.

•	Single independent distributors who are responsible for distribution within a single market.

•	Exclusive Zonified Distribution, or EZD, where distributors have an exclusive territory within a country to enable them to obtain a suitable return on their investment.

•	Distribution through wholesalers, where we supply either national or regional wholesalers who then service the retail trade.

In addition, in many countries we service key accounts, including gas stations, retail chains and supermarkets, directly.

Our distribution system is supported by market sales forces that number approximately 16,700 worldwide. Our sales forces are well trained, recognized by trade surveys for their professionalism, and have developed a long lasting relationship with the wholesale and retail trade, thus providing us with a superior presence at the point of sale, as evidenced by our leading market share position. In addition, the sales forces are skilled at adult consumer interaction during promotional events and at selected points of sale.

Efficient Manufacturing Footprint

As of July 1, 2007, we operated and fully owned 51 manufacturing facilities (excluding the McKenney facility discussed in Note (a) below), operated one leased manufacturing facility in Korea and maintained 20 contractual manufacturing relationships with third parties. Our efficient manufacturing footprint reflects our goals of factory rationalization within economic free trade zones and the need to produce in certain countries to avoid tariff barriers.

PMI Owned Manufacturing Facilities
	EU	EEMA	Asia	Latin America	TOTAL
Fully integrated	10	7	8	9	34
Make-pack	–	1	2	4	7
Other	4	–	1	5	10	(a)

Total	14	8	11	18	51	(a)

(a)	Excludes PMI’s McKenney leaf processing facility in the United States, which is scheduled to be closed by December 2007.

In 2006, 13 PMI facilities each manufactured over 10 billion cigarettes and an additional 8 facilities each produced over 30 billion units. Our largest factories are in Bergen-op-Zoom (Holland), Berlin (Germany), Izhora-St Petersburg (Russia), Surabaya (Indonesia), Izmir (Turkey), Krakow (Poland), Kharkiv (Ukraine), Tanauan (Philippines), Krasnodar (Russia) and Albarraque (Portugal). Our smallest factories are mostly in Latin America, where due to tariff constraints we have established small manufacturing units in individual markets, several of which are make-pack operations. We are currently in the process of integrating the four Lakson Tobacco factories in Pakistan and constructing new factories in Greece and Indonesia. We will continue to optimize our manufacturing base, taking into consideration the evolution of trade blocks. All of our factories are in excellent working order.

We have generated significant productivity gains in the past through our sourcing strategy and restructuring that has included investments to expand and improve key factories, particularly in Asia, Central and Eastern Europe and Turkey, the consolidation of production in the Czech Republic at Kutna Hora, the closure of our factory in Eger, Hungary, and the end of the licensing and manufacturing agreement with Japan Tobacco for the Japanese market. We are nevertheless constantly seeking new opportunities to reduce costs. We have announced our intention to close an export processing facility in McKenney, Virginia, and our Munich, Germany, manufacturing plant.

In addition, we have announced plans to re-source production from PM USA’s Cabarrus, North Carolina, facility to PMI plants in Europe in 2008. This re-sourcing program is expected to generate pre-tax cost savings beginning in 2008, and result in total estimated annual cost savings of approximately $179 million by 2011.

In manufacturing, we place our emphasis on the quality of production to meet both regulatory requirements and consumer preferences. We regularly gauge the quality of our products versus those offered by our competitors and seek to attain quality superiority in all markets. We maximize machine uptime through careful production planning and preventative maintenance programs and optimize our capacity utilization, taking into account seasonal peaks in demand and planned factory closures for maintenance or other purposes. With these measures, we aim to better utilize our assets.

We have also increased efficiencies and reduced costs by establishing an operations clustering model whereby we group certain specified activities requiring state-of-the-art expertise in selected factories. Manufacturing support services are now grouped into 10 geographic clusters, 2 in the EU Region, 2 in the EEMA Region, 3 in Asia and 3 in Latin America. Cluster functions include operations planning, procurement and supply chain, product development, tobacco leaf, engineering, safety and environmental services, and quality assurance. This model enables us to provide better brand support and increase speed to market, to foster synergies and best practices, to eliminate duplication and to reduce manufacturing costs.

These clusters support not only our manufacturing facilities but also the 20 contract manufacturing and license relationships that we currently maintain to meet the demand for our products. In 2006, third parties manufactured 24 billion units of cigarettes and “roll your own” products for us, with our arrangement with Eastern Tobacco in Egypt accounting for approximately 30% of this volume.

Our on-going efforts to reduce complexity provide another important source of productivity improvements and cost savings. We regularly analyze the profitability of individual product offerings with a view to eliminating marginal variants. We review our blend and material specifications in order to streamline and simplify manufacturing and, at the same time, obtain greater economies of scale in the procurement of materials.

Aside from cigarette and “roll your own” manufacturing, we operate a number of facilities dedicated to green leaf processing, stemmeries, basic blend processing, snus manufacturing, cast leaf, filter manufacturing and printing.

At the end of June 2007, we had approximately 47,500 employees engaged in manufacturing and operations support. Of these, 19% were in the EU, 12% in EEMA, 55% in Asia and 14% in Latin America. The skew towards Asia reflects the hand rolling of certain kretek cigarettes in Indonesia.

Procurement and Raw Materials

Our strategy is to procure tobacco and non-tobacco materials through third parties, rather than being vertically integrated. We believe that this provides us with greater flexibility and is the most cost effective approach.

We purchase tobacco leaf of various grades and styles throughout the world, primarily through independent tobacco dealers. We also contract directly with farmers in several countries including the United States, Argentina, Mexico, Indonesia, Ecuador, Dominican Republic, Poland, Kazakhstan, Colombia and Portugal.

Our largest sources of supply are:

•

The United States for Virginia (flue-cured) and Burley tobaccos, particularly higher quality varieties for use in leading international brands. The re-sourcing of production from PM USA facilities in the United States to PMI plants in Europe will not impact our U.S. tobacco leaf purchasing strategy.

•	Brazil, particularly for Virginia tobaccos but also for Burley.

•	Indonesia, mostly for domestic use in kretek products.

•	Turkey and Greece, mostly for Oriental.

•	Argentina and Malawi, mostly for Burley.

In addition to tobacco leaf, we purchase a wide variety of other raw materials from a total of approximately 170 suppliers. Our top 10 suppliers of non-tobacco materials combined represent over 55% of our total purchasing costs. The three most significant non-tobacco materials that we purchase are printed paper board used in packaging, acetate tow used in filter making and fine paper used in cigarette manufacturing. In addition, the supply of cloves is of particular importance to our Indonesian business.

We seek to maintain a minimum of two approved suppliers for each raw material category and target that our purchases do not represent more than 30% of any supplier’s total revenues and, whenever possible, we aggregate purchases of our subsidiaries to obtain the most favorable prices and terms.

The establishment of a central procurement office in Madrid, Spain, and on-going efforts to rationalize blends and product specifications and streamline our assortments, will enable us to generate further cost savings in the future in the area of procurement and raw material costs.

We believe that there is an adequate supply of tobacco in the world markets to satisfy our current and anticipated production requirements.

Regulatory and Fiscal Environment

We support regulation of the international tobacco industry and advocate comprehensive, consistent and cohesive regulation in all our markets. Our objective is to obtain rigorous regulatory frameworks based on the principle of harm reduction governing the manufacture, sale, marketing and use of all tobacco products, while at the same time allowing us to commercialize products that meet our consumers’ preferences. Provided that science-based regulations are uniformly applied to all tobacco products, including alternatives to manufactured cigarettes such as “roll your own,” we believe regulation can provide a basis for our future growth, including a platform for our investment in research and development.

We have successfully competed for years in highly regulated markets in Europe and other parts of the world where regulations have eliminated most forms of marketing, imposed large and graphic health warnings, banned public place smoking, required product testing and reporting, and prohibited the use of descriptors such as “lights.” Planning for and anticipating regulatory trends is an important part of our long-term strategy, and our expertise and state of the art R&D capabilities should allow us to continue to grow within a more rigorous regulatory environment. Comprehensive regulation is in the public interest, but it will also benefit us, as we believe we can compete successfully within a clear regulatory framework and on a level playing field.

As of August 2007, 148 countries, as well as the European Community, have become parties to the World Health Organization’s Framework Convention on Tobacco Control, or FCTC, which entered into force in February 2005 and is the principal driver of regulation in our markets today. We view the FCTC as an important catalyst for regulation. In many respects, the areas of regulation we support follow the core provisions of the FCTC. However, there are a few specific recommendations in the FCTC with which we disagree, including proposals to ban all advertising, marketing and sponsorship; to ban public smoking completely; to ban the sale of duty free cigarettes; to increase excise or other product related taxes excessively; and to encourage litigation against the tobacco industry.

Although we do not support excessive tax increases, we strongly support the FCTC and the public health community’s view that fiscal policy should be an integrated component of comprehensive tobacco regulation. Public health focus on tax and price policy has, in general, been consistent with our own fiscal objectives, supporting our view that equitable fiscal measures are integrated with public health and government revenue policies and do not result in excessive tax increases that have the potential to drive consumers to lower taxed products, contraband or counterfeit. We believe within this framework that exclusively or predominantly specific excise tax structures, minimum excise taxes, minimum reference prices and the equalization of excise tax incidences and yields across different tobacco categories (for example factory made cigarettes and “roll your own”) are suitable measures that governments should be encouraged to introduce as we believe that they are aligned with government tax revenues and public health objectives. Elements of such fiscal measures are now established in 20 of our top 25 income markets.

In regulatory and fiscal matters, we will continue to engage with all key stakeholders to stress the need for fair and rigorous enforcement.

State of the Art Research and Development Capabilities

Our research efforts are directed toward understanding the biochemical and physiological mechanisms of smoking-related diseases at the functional molecular level. We also seek to understand the structure, threshold and interaction of smoke constituents, which provide sensorial experience for consumers. This research serves as the cornerstone for our applied research efforts to develop products that have the potential to reduce the risk of tobacco related diseases. Our efforts currently focus on the removal of certain harmful smoke constituents using agronomic practices, smoke generation at lower temperatures, heat generation and transfer, biotechnology and material science. Our principal goals are to:

•

Build the ability to predict disease risk. The ability to develop and assess reduced risk products requires state of the art analytical capabilities in order to understand the biological impact of tobacco smoke components and the complex interaction between them and biological systems. The research that we are currently undertaking is intended to enable us to better understand the complex nature of tobacco smoke and to predict with a known degree of certainty the risk profiles of next generation products. We believe that a critical element to successfully commercialize next generation products will be our ability to make scientifically substantiated statements about the potential quantified reduction in health risk delivered by them.

•	Develop innovative reduced risk products. We are relentlessly working on a range of initiatives that may result in commercially viable product proposals.

•

Support and reinforce our conventional product business. With the increase in product regulations, notably on ingredients and smoke constituent testing and reporting requirements, supporting the conventional cigarette business has expanded and is expected to become more complex, requiring additional capacity for analysis and testing. In addition, we seek to be at the forefront of cigarette and packaging innovation. Significant investments have been made in new product development efforts for conventional products, resulting in a wide range of product enhancements and the launch of innovative new products.

Under agreements with PM USA, in the past we have jointly funded our combined R&D programs and we own all the non-U.S. rights to the patents and other intellectual property that have resulted from these joint efforts.

Going forward, we will rely on our own R&D capabilities, while having an opportunity to benefit from PM USA’s advances, as discussed in “Relationship with Altria—Agreements between Altria and Us—Intellectual Property Agreement.” Our R&D expenses for the past three years are set forth in Note 12 to our consolidated financial statements.

Organizational Effectiveness and Talent Development

We constantly seek to increase our flexibility, creativity and speed to market, enhance our consumer-driven pipeline of new innovative products, expand our collaborative project management approach and eliminate bureaucracy. We seek to provide a challenging and motivating working environment to continue to develop leadership, career progression and talent across the organization. Our 15 person executive management team hails from seven different countries.

We use our advancement planning process to develop our talent and to implement appropriate individual career development programs. On-the-job training and rotation are supplemented by management development training. While our focus remains on developing our people in-house, we are constantly re-assessing our changing human resource needs and supplementing internal talent with external hires where necessary and beneficial.

Competition

We sell our tobacco products to distributors, wholesalers, retailers, state-owned enterprises and other customers. The market for cigarettes is highly competitive, characterized by brand recognition and loyalty, with product quality, packaging and image, price and marketing constituting the significant methods of competition. We compete predominantly with American type blended cigarettes, which are increasingly popular across most of our markets. We seek to compete in all profitable price segments.

Our competitors include three large international publicly traded tobacco companies, several regional and local publicly traded or privately owned tobacco companies and, in some instances, government-owned tobacco monopolies, principally in the PRC, Egypt, Thailand, Taiwan and Algeria.

Employees

As of June 30, 2007, we employed 76,738 people worldwide. Approximately 56% of our employees are represented by labor unions or workers councils. Our businesses are subject to a number of laws and regulations relating to our relationship with our employees. Generally, these laws and regulations are specific to the location of each business. In addition, in accordance with European Union requirements, we have established a European Works Council composed of management and elected members of our workforce. We believe that our relations with our employees and their representative organizations are excellent.

Intellectual Property

Our trademarks are valuable assets and their protection and their reputation are essential to us. We own the trademark rights to all of our principal brands, including Marlboro, in all countries where we use them. PM USA owns the trademark rights to its brands, including Marlboro, within the United States, its territories and possessions. We do not believe that our brand portfolio will be adversely affected by the Spin-off as PMI has managed and owned its brand portfolio separately for many years. Marlboro, for example, has evolved and continues to evolve its offerings differently in different markets to meet and anticipate diverse consumer preferences, while retaining its vibrant brand equity with strong and fresh executions of its iconic campaign and image building promotions.

In addition, we own more than 1,500 patents worldwide, and our patent portfolio, as a whole, is material to our business; however, no one patent or group of related patents is material to us. We also have proprietary secrets, technology, know-how, processes and other intellectual property rights that are not registered. For a discussion of our intellectual property agreement with PM USA, see “Relationship with Altria—Agreements Between Altria and Us” below.

Seasonality

Our business segments are not significantly affected by seasonality, although in certain markets cigarette consumption trends rise during the summer months due to longer daylight time and tourism.

Litigation

Legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. Exhibit 99.2 to our registration statement on Form 10 lists certain tobacco-related actions pending as of November 1, 2007.

Pending claims related to tobacco products generally fall within the following categories:

Smoking and Health Litigation:  These cases primarily allege personal injury and are brought on behalf of individual plaintiffs or on behalf of a class of individual plaintiffs. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statutes of limitations.

As of November 1, 2007, there were a number of smoking and health cases pending against our subsidiaries or indemnitees of our subsidiaries, as follows:

•

134 cases brought against our subsidiaries on behalf of individuals in Argentina (58), Australia (2), Brazil (54), Chile (9), Costa Rica (1), Greece (1), Italy (4), the Philippines (1), Poland (3), and Scotland (1), compared with 133 such cases on December 31, 2006, and 132 cases on December 31, 2005;

•	4 cases brought against indemnitees of our subsidiaries on behalf of individuals in Finland (3) and Israel (1), compared with 5 such cases on November 1, 2006, and 5 cases on November 1, 2005; and

•

3 cases brought on behalf of a class of individual plaintiffs against our subsidiary in Brazil (2) and against our subsidiary and an indemnitee of our subsidiary in Israel, compared with 2 such cases on November 1, 2006, and 2 cases on November 1, 2005.

The individual cases in Finland, alleging personal injuries as a result of smoking, are set for trial in January 2008. The individual case in Israel, also alleging a personal injury as a result of smoking, was dismissed in 2006 and the dismissal is currently on appeal. Plaintiff appealed to the Supreme Court but withdrew his appeal on November 14, 2007. The case is therefore terminated.

In one of the class actions pending in Brazil, in which our subsidiary and another member of the industry are defendants, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $500) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class is currently unknown. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

A second class action was filed in Brazil, in which our subsidiary is a defendant, by the Public Prosecutor of the State of Sao Paulo. The plaintiff is seeking:

•	unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives;

•	unspecified damages on behalf of people exposed to ETS nationwide, and their relatives; and

•	reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 27 States, approximately 5,000 Municipalities, and the Federal District.

While our subsidiary has not yet been served, the judge has authorized the claim to be served. On September 20, 2007, notice was published in the Official Gazette inviting interested parties to join the case as co-plaintiffs within 30 days.

In the purported class action pending in Israel, in which our subsidiary and an indemnitee of our subsidiary are defendants, plaintiff seeks compensation for a class of approximately 500,000 smokers for the cost of past and future smoking cessation treatment. The claim was dismissed in May 2007 on statute of limitations grounds. Plaintiff has appealed to the Supreme Court.

Health Care Cost Recovery Litigation:  These cases, brought by governmental and non-governmental plaintiffs, including health care funds, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statutes of limitations.

As of November 1, 2007, there were a total of 7 health care cost recovery cases pending against us, our subsidiaries and indemnitees of our subsidiaries, compared with 3 such cases on November 1, 2006, and 4 cases on November 1, 2005, as follows:

•	2 cases brought against us in Canada (1) and against us, our subsidiary and an indemnitee of our subsidiary in Israel (1); and

•	6 cases brought in Nigeria (5) and Spain (1) against our subsidiaries.

In the case in Canada, in which we and other members of the industry are defendants, the government of the province of British Columbia brought a claim based upon legislation that the province had enacted authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, or will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge and the case is in the early stages of litigation. At a case management conference on September 18, 2007, trial was set for September 6, 2010.

In the case in Israel, in which we, our subsidiary, and an indemnitee of our subsidiary, together with other members of the industry are defendants, a private health care provider brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990-1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

In Nigeria, the governments of four states filed separate claims against our subsidiary and other members of the tobacco industry, seeking reimbursement of the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, plus punitive damages. The cases are all in the early stages of litigation and the defendants have filed various preliminary motions which the courts are yet to rule upon.

In Spain, the government of the region of Andalucia filed a claim in February 2002 against our subsidiary and other members of the industry, seeking reimbursement for the cost of treating certain of its citizens for various smoking related illnesses. In May 2004, the first instance court dismissed the case. Plaintiffs appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiff filed notice that it intended to pursue its claim in the Administrative Court. As provided by court rules, the defendants filed notices with the Administrative Court that they are interested parties in the case. On September 20, 2007 the plaintiff filed its complaint in Administrative Court. The Ministry of Economy has filed its preliminary objections to the claim. In October 2007, our subsidiary and other defendants filed their comments in response to the Ministry of Economy’s objections.

In addition, on October 29, 2007, the Federal High Court of Nigeria granted the Attorney General of the Federation of Nigeria leave to serve a health care cost reimbursement claim against our subsidiary and other members of the tobacco industry. The Attorney General is seeking reimbursement for the cost of treating alleged smoking related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking related diseases for the next 20 years, various injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim.

Lights Cases:  These cases, brought on behalf of individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term “lights” constitutes fraudulent and misleading conduct. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs in these cases seek various forms of relief including restitution, and compensatory and other damages. Defenses raised in these cases include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of November 1, 2007, there were a number of lights cases pending against our subsidiaries and indemnitees of a subsidiary, as follows:

•

1 case brought on behalf of a class of individual plaintiffs against our subsidiary and indemnitees of our subsidiary in Israel, compared with 1 such case on November 1, 2006, and 1 case on November 1, 2005;

•

1 case brought against an indemnitee of our subsidiary and other members of the industry on behalf of a class of individual plaintiffs in Israel, compared with 1 such case on November 1, 2006, and 1 such case on November 1, 2005; and

•

2,023 cases brought against our subsidiaries on behalf of individuals in the equivalent of small claims courts in Italy where damages are limited to €2,000 per case, compared with 23 such cases on November 1, 2006, and 26 cases on November 1, 2005.

In the first case listed above, in which our subsidiary and indemnitees of our subsidiary are defendants, plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that Lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of Lights cigarettes and compensation for distress for each class member. Hearings will take place in November 2008 for the court to decide whether the case meets the legal requirements necessary to allow it to proceed as a class action.

The claims in the second case listed above are similar to those in the first case discussed above; the second case is currently stayed pending a ruling in the first case.

Other Tobacco Related Litigation:  Other tobacco-related litigation includes a public smoking ban cost recovery action and various “public civil actions.”

•

Public Smoking Ban Cost Recovery Action: 1 case brought against an indemnitee of our subsidiary in Israel by the Municipality of Haifa seeking to recover the costs it incurred in enforcing a public ban on smoking. This case was dismissed by the District Court of Haifa and is currently on appeal.

•

Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions. There are nine public civil actions pending against our subsidiaries in Argentina (1), Brazil (3), Colombia (4), and Turkey (1).

Other Litigation:  Other litigation includes an antitrust suit and various tax cases:

•	Antitrust: 1 case brought on behalf of a class of individual plaintiffs against us and other members of the industry alleging price-fixing in the state of Kansas in the United States; and

•

Tax: In Brazil, there are 105 tax cases involving Philip Morris Brazil relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Fifty-six of these cases are under administrative review by the relevant fiscal authorities and 49 are under judicial review by the courts.

*     *     *

It is possible that there could be adverse developments in pending cases against PMI and its subsidiaries. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation.

PMI and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, PMI and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that they have a number of valid defenses to the litigation pending against them, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, PMI and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of PMI to do so.

MANAGEMENT

[to come]

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the Spin-off, we will have a continuing relationship with Altria as a result of the agreements between us in connection with the Spin-off. For more information, see captions entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions,” “Relationship with Altria,” and Note 3 to our consolidated financial statements.

Related Person Transactions and Code of Conduct

Policies and Procedures

We expect that our Board will adopt a policy, which will be made available on our website, that will require our executive officers, directors and nominees for director to promptly notify our Corporate Secretary in writing of any transaction in which:

•	the amount exceeds $120,000;

•	PMI is, was or is proposed to be a participant; and

•	such person or such person’s immediate family members or Related Persons, has, had or may have a direct or indirect material interest or a Related Person Transaction.

Subject to certain exceptions to be delineated in the policy, Related Person Transactions will be required to be brought to the attention of our Nominating and Corporate Governance Committee or any other committee designated by our Board of Directors that consists solely of independent directors for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve or ratify the Related Person Transaction, the Committee would be required to consider all relevant facts and circumstances, including the materiality of the Related Person’s direct or indirect interest in the Related Person Transaction, the materiality of the Related Person Transaction to us, the impact of the Related Person Transaction on the Related Person, the impact of the Related Person Transaction on the Related Person’s independence and the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction. If the designated committee determines that the Related Person has a direct or indirect material interest in any such transaction, the committee will be required to review and approve, ratify or disapprove the Related Person Transaction.

In addition to this policy, our Code of Business Conduct and Ethics for Directors, or Director Code, and Code of Conduct for Compliance and Integrity, or Code of Conduct – both of which will be available on our website – will have specific provisions addressing actual and potential conflicts of interest. The Director Code will specify that our directors have an obligation to act in the best interest of our company. The Director Code will also provide that all directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of our company. The Director Code will define conflict of interest to include any instance in which:

•	a person’s private interest interferes in any way, or even appears to interfere, with the interest of our company, including its subsidiaries and affiliates;

•	a director or a director’s family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively; and

•	a director (or his or her family member) receives improper personal benefits as a result of the director’s position at our company.

Similarly, the Code of Conduct will require all officers and employees of PMI to avoid situations where the officer’s or employee’s personal, financial or political activities have the potential of interfering with his or her loyalty and objectivity to the company. The Code of Conduct will list specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

RELATIONSHIP WITH ALTRIA

Historical Relationship with Altria

We have been a wholly owned subsidiary of Altria since our creation in 1987. As a result, in the ordinary course of our business, we have received various services provided by a management services subsidiary of Altria including accounting, treasury, tax, legal, public affairs, human resources, procurement and other services. Our historical financial statements include allocations by Altria of a portion of its overhead costs related to these services. These cost allocations have been determined on a basis that we and Altria consider to be reasonable reflections of the use of these services.

Altria’s Distribution of Our Stock

Altria will be our sole stockholder until completion of the Distribution. In connection with the Distribution, Altria is distributing its entire equity interest in us to its stockholders in a transaction that is intended to be tax-free to Altria and its U.S. stockholders. The distribution will be subject to a number of conditions, some of which are more fully described above under the caption “The Distribution – Distribution Conditions and Termination.”

Agreements Between Altria and Us

This section describes the material provisions of agreements to be entered into between Altria and us. The description of the agreements is not complete and is qualified by reference to the terms of the agreements, the forms of which have been filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part. We encourage you to read the full text of these agreements. We have entered or will enter into these agreements with Altria prior to the completion of the Distribution in the context of our relationship as a wholly owned subsidiary of Altria. We believe the prices and other terms of these agreements are as favorable to us as those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Distribution Agreement.  The distribution agreement contains the key provisions relating to the Distribution. We entered into this agreement with Altria on                          ,         . The distribution agreement contains provisions regarding the release of intercompany claims and liabilities, except liabilities specifically provided for in the ancillary agreements described below, intercompany account liabilities, and liabilities that, if released, would release third parties. Altria is required to indemnify us for any liabilities relating to Altria and its subsidiaries and their business and operations. We are required to indemnify Altria for any liabilities relating to us or our subsidiaries and our businesses and operations. Liabilities concerning tobacco products sold by us or PM USA prior to the Distribution Date will be allocated based on the location of consumption, whereby we will indemnify Altria and PM USA for liabilities related to the consumption of tobacco products outside the United States and PM USA will indemnify us for liabilities related to the consumption of tobacco products inside the United States.

In the event of a dispute between Altria and us under the distribution agreement, we have agreed to submit the dispute first, to negotiation between our senior executives, second, to mediation, and third, to binding arbitration. If we or one of our affiliates and Altria or one of its affiliates are both defendants in an action, we have agreed to enter into a joint defense agreement at that time.

Tax Sharing Agreement.  In order to allocate our responsibilities for taxes and certain other tax matters, we and Altria will enter into a tax sharing agreement prior to the Distribution. The tax sharing agreement will allocate, for pre-distribution periods, responsibility for taxes (including non-Federal income taxes) and any adjustments thereto, including the allocation of responsibility for potential taxes on the Distribution itself. In general, Altria will be responsible for the taxes attributable to Altria operations, and PMI will be responsible for the taxes attributable to PMI operations. With respect to any potential taxes resulting from the Distribution, responsibility for such tax will be allocated to the party that acted (or failed to act) in a manner which resulted in such tax.

Intellectual Property Agreement.  In the past, we and PM USA and our affiliates have entered into a series of cost sharing agreements to engage in jointly funded research and development work and as a result have created a significant body of jointly funded intellectual property. The current agreement expired in accordance with its terms on December 31, 2007. We will enter into an intellectual property agreement with PM USA, which will govern the ownership of intellectual property between us and PM USA following the Spin-off.

Ownership of the jointly funded intellectual property has been allocated as follows:

•	we own all rights to the jointly funded intellectual property outside the United States, its territories and possessions.

•	PM USA owns all rights to the jointly funded intellectual property in the United States, its territories and possessions.

Ownership of intellectual property related to patent applications and resulting patents based solely on the jointly funded intellectual property, regardless when filed or issued, will be exclusive to PM USA in the United States, its territories and possessions and exclusive to us everywhere else in the world.

The intellectual property agreement contains provisions concerning intellectual property that is independently developed by us or PM USA following the Distribution. For the first two years following the Distribution, if we or PM USA independently develop new intellectual property that satisfies certain conditions and is incorporated into a new product or included in a patent application, the new intellectual property will be subject to the geographic allocation described above. For ten years following the Distribution, independently developed intellectual property may be subject to rights under certain circumstances that would allow either us or PM USA a priority position to obtain the rights to the new intellectual property from the other party, with the price and other terms to be negotiated.

In the event of a dispute between us and PM USA under the intellectual property agreement, we have agreed to submit the dispute first, to negotiation between our senior executives, and then, to binding arbitration.

Employee Matters Agreement.  The employee matters agreement will provide that each of Altria and PMI will retain responsibility for its own employees and compensation plans. The agreement contains provisions concerning benefit protection for Altria employees who become our employees within six months of the Distribution Date, treatment of holders of Altria stock options, restricted stock and deferred stock units with respect to our stock, and cooperation between us and Altria in the sharing of employee information and maintenance of confidentiality. Liabilities arising under the employee matters agreement will be subject to the dispute resolution provisions of the distribution agreement.

Transition Services Agreements.  Altria Corporate Services, Inc. and PM USA currently provide us with various services. Prior to the Distribution Date, we will enter into new agreements with Altria Corporate Services, Inc. and PM USA that will set forth the services to be provided to us for certain transition periods not to exceed twelve months following the Distribution. The transition services expected to be provided include consulting services related to risk management, benefit administration and information technology as well as the transfer of transaction processing (accounts payable and expense reports) for certain Latin American markets.

Treatment of Intercompany Accounts.  Under the terms of the distribution agreement, Altria will settle the net intercompany receivable account in cash within 30 days of the Distribution Date.

Conditions to the Spin-off.  We expect that the Distribution will be effective on                  ,        , provided that the conditions set forth under the caption “The Distribution—Distribution Conditions and Termination” have been satisfied by Altria in its sole and absolute discretion.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms that are included in our amended and restated articles of incorporation and our amended and restated bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our amended and restated articles of incorporation and our amended and restated bylaws, copies of forms of which we have filed as exhibits to the registration statement of which this Information Statement is a part, and by the provisions of applicable law. We encourage you to read our amended and restated articles of incorporation and our amended and restated bylaws.

Common Stock

Authorized Common Stock.  Immediately following the Spin-off, our authorized capital stock will consist of             shares of common stock, no par value, and             shares of preferred stock, no par value. We expect that approximately 2.105 billion shares of our common stock will be outstanding immediately following the Spin-off.

Authorized But Unissued Capital Stock.  Virginia law does not require stockholder approval for any issuance of authorized shares other than in connection with certain mergers to which we may be a party. However, the NYSE rules require stockholder approval of certain issuances of common stock or securities convertible into or exchangeable for common stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Voting.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Approval of an amendment of our articles of incorporation, a merger, a share exchange, a sale of all our property or a dissolution must be approved by a majority of all votes entitled to be cast.

Dividends.  The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our Board, subject to the preferential rights of any outstanding preferred stock.

Other Rights.  Upon our liquidation, dissolution or winding-up, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of our common stock will be entitled to receive a pro rata distribution of all of our assets and funds legally available for distribution.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any of our other securities.

Upon the Distribution, all of the outstanding shares of our common stock will be validly issued, fully paid and nonassessable.

Listing of Common Stock

Our common stock has been authorized to be listed on the NYSE under the trading symbol “    .”

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Computershare Trust Company.

Following the Distribution, all inquiries regarding our common stock should be directed to the following:

Regular mail	Computershare Trust Company, N.A. P.O. Box 43070 Providence, RI 02940-3070

Telephone	U.S. and Canada: 1-866-655- Outside the U.S. and Canada: 1-866-655-

Preferred Stock

Our Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our stockholders.

We have no present plans to issue any shares of preferred stock.

CERTAIN PROVISIONS OF VIRGINIA LAW,

OUR ARTICLES OF INCORPORATION AND OUR BYLAWS

Articles of Incorporation and Bylaw Provisions

Board of Directors; Removal; Vacancies. Virginia law provides that the Board of Directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

Our bylaws provide that the number of members of our Board of Directors shall be [        ].

Under Virginia law, our Board of Directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors last elected by our stockholders; provided, that any decrease in the number of directors may not shorten any incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director.

Under Virginia law, a member of our Board of Directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of stockholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove the director.

Our bylaws provide that any vacancy occurring on our Board of Directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum.

Special Stockholder Meetings. Under our bylaws, only our Board of Directors or our chairman may call special meetings of stockholders.

No Cumulative Voting. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Stockholder Nominations and Proposals. Our bylaws provide that, subject to the rights of holders of any outstanding shares of preferred stock, a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given, either by personal delivery or certified mail, to and received by, our Corporate Secretary not less than 120 nor more than 150 days before the first anniversary of the date of our proxy statement in connection with the last annual meeting of stockholders. The requirements for submitting stockholder nominations for our first annual stockholder meeting after the Spin-off are set forth below. Each notice must contain:

•	the name, age, business address and, if known, residential address of each nominee;

•	the principal occupation or employment of each nominee;

•	the number and class of capital shares of our stock beneficially owned by each nominee;

•	any other information relating to each nominee required by the SEC’s proxy rules; and

•	the written consent of each nominee to be named in our proxy statement and to serve as director if elected.

Our Corporate Secretary will deliver all notices to the Nominating and Corporate Governance Committee of our Board of Directors for review. After the review, our Nominating and Corporate Governance Committee will make its recommendation regarding nominees to our Board of Directors. Defective nominations will be disregarded.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our Corporate Secretary. To be timely, a stockholder’s notice must be given, either by personal delivery or by certified mail, to and received by, the Corporate Secretary not less than 120 days nor more than 150 days before the first anniversary of the date of our proxy statement in connection with the last annual meeting. The first annual meeting of our stockholders after the Spin-off is expected to be held in May of 2009. In order to be considered for inclusion in our proxy materials for the 2009 annual stockholders meeting, any proposals by stockholders must be received at Philip Morris International Inc., 120 Park Avenue, New York, New York 10017, Attention: Corporate Secretary, prior to December 15, 2008. The notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	the name and address of the stockholder proposing the business as they appear on our stock transfer books;

•	a representation that the stockholder is a stockholder of record and intends to appear in person or by proxy at the annual meeting to bring the business proposed in the notice before the meeting;

•	the class, series and number of our shares beneficially owned by the stockholder; and

•	any material interest of the stockholder in the business.

Business brought before an annual meeting that does not comply with these provisions will not be transacted.

Majority Voting for Directors

In order to be elected or re-elected as a director of our company in an uncontested election, each director-nominee must receive a majority of the votes cast with respect to his or her election at a meeting of stockholders for the election of directors at which a quorum is present. We also expect to adopt Corporate Governance Guidelines that will provide further that any nominee who is not elected in accordance with the foregoing provision must offer promptly in writing to submit his or her resignation to our Board of Directors. Our Nominating and Corporate Governance Committee will consider the offer and make a recommendation to the full Board as to whether to accept or reject the offer. The full Board will then consider all factors it deems relevant to the best interests of our company, make a determination and publicly disclose its decision and rationale within 90 days after certification of the election results. Any director who offers to resign pursuant to this provision will not participate in the Nominating and Corporate Governance Committee’s recommendation or Board of Directors’ action regarding whether to accept the resignation offer; provided, however, that if each member of the Nominating and Corporate Governance Committee fails to receive a sufficient vote for re-election, then the independent directors who did receive a sufficient vote will appoint a committee to consider the resignation offers and recommend to the Board of Directors whether to accept them. If the only directors who receive a sufficient vote for re-election constitute three or fewer directors, then all directors may participate in the action regarding whether to accept the resignation offers. An incumbent director who has offered to resign will promptly submit such resignation upon the Board of Directors’ acceptance of such offer. If a resignation offer is accepted or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to our bylaws or decrease the size of the Board of Directors.

In a contested election in which one or more nominees are properly proposed by stockholders, a director-nominee will be elected by a plurality of the votes cast in such election.

Limitation of Liability and Indemnification Matters. As permitted by Virginia law, our articles of incorporation provide that no director or officer shall be liable to us or our stockholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities laws.

Our articles of incorporation require us to indemnify any director, officer, or employee who was or is a party to a proceeding due to his or her status as our director, officer, or employee, or a director, officer or employee who was or is serving at our request as a director, officer, employee, manager, partner, trustee, or agent of another entity or employee benefit plan unless he or she was engaged in willful misconduct or a knowing violation of the criminal law. We have been informed that in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Anti-Takeover Statutes

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested stockholder, which is any holder of more than 10% of any class of its outstanding voting shares, for a period of three years following the date that such person became an interested stockholder, unless:

•	a majority of disinterested directors; and

•	the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested stockholder, approve the affiliated transaction.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested stockholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested stockholder by more than 5%. Because Altria currently owns 100% of our stock, the Virginia law provisions regulating affiliated transactions does not apply to Altria prior to the Distribution.

Control Share Acquisitions Statute. We have opted out of the Virginia anti-takeover law regulating control share acquisitions.

A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth;

•	one-third; or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless such rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares.

If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any stockholder who objects to a control share acquisition that is approved by a vote of disinterested stockholders and that gives the acquiring person control of a majority of the corporation’s voting shares. This regulation was designed to deter certain takeovers of Virginia public corporations.

Indemnification of Directors and Officers. Virginia law permits us to indemnify our officers and directors in connection with certain actions, suits and proceedings brought against them if they acted in good faith and believed their conduct to be in our best interests and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Virginia law requires such indemnification when a director entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of our company, and further provides that we may make any further indemnity and additional provision for advances and reimbursement of expenses, if authorized by our articles of incorporation or stockholder-adopted bylaws, except an indemnity against willful misconduct or a knowing violation of the criminal law.

Virginia law establishes a statutory limit on liability of officers and directors for damages assessed against them in a suit brought by or in the right of our company or brought by or on behalf of stockholders of our company and authorizes us, with stockholder approval, to specify a lower monetary limit on liability in our articles of incorporation or bylaws; however, the liability of an officer or director will not be limited if such officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law. Our articles of incorporation provide that an officer or director or former officer or director shall be indemnified to the full extent permitted by Virginia law as currently in effect or as hereafter amended in connection with any action, suit or proceeding brought by or in the right of our company or brought by or on behalf of our stockholders. Our articles of incorporation further provide for the elimination of the liability of our officer or director or former officer or director for monetary damages to us or our stockholders in any action, suit or proceeding, to the full extent permitted by Virginia law as currently in effect or as hereafter amended. In addition, we carry insurance on behalf of directors and officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to the common stock being distributed by this Information Statement. This Information Statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC’s website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC’s Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the SEC’s website at http://www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

We plan to make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. In addition, our board will adopt Audit Committee, Compensation Committee, and Nominating and Governance Committee Charters, Corporate Governance Guidelines, a Code of Conduct for Compliance and Integrity (which will apply to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions), as well as a Code of Business Conduct and Ethics that will apply to the members of our board. Our board will also adopt a policy with regard to reviewing certain transactions in which we participate and an officer, director or nominee for director has, had or may have a direct or indirect material interest. All of these documents will be made available free of charge on our website, www.pmintl.com/governance, and will be provided free of charge to any stockholders requesting a copy by writing to: Philip Morris International Inc., 120 Park Avenue, New York, New York 10017, Attention: Corporate Secretary.

We also maintain a website at www.pmintl.com. The information on our website is not, and shall not be deemed to be, a part of this Information Statement or incorporated into any other filings we make with the SEC.

No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained in this Information Statement or in the documents incorporated by reference in this Information Statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Altria. Neither the delivery of this Information Statement nor consummation of the Spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in our affairs or those of Altria since the date of this Information Statement, or that the information in this Information Statement is correct as of any time after its date.

PHILIP MORRIS INTERNATIONAL INC.

AND SUBSIDIARIES

Consolidated Financial Statements as of

December 31, 2005 and 2006 and for Each of the

Three Years in the Period Ended December 31, 2006

PHILIP MORRIS INTERNATIONAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

    Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (the “Company”) at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11 to the consolidated financial statements, Philip Morris International Inc. changed the manner in which it accounts for pension and postemployment plans in fiscal 2006.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 10, 2007, except for Notes 10 and 16, as to which the date is September 27, 2007

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

	At December 31,
	2005	2006
ASSETS
Cash and cash equivalents	$1,209	$1,676
Receivables (less allowances of $18 and $15)	1,898	2,160
Inventories:
Leaf tobacco	2,630	3,168
Other raw materials	697	946
Finished product	2,093	2,961

	5,420	7,075
Deferred income taxes	286	263
Due from Altria Group, Inc. and affiliates	693	588
Other current assets	519	163

Total current assets	10,025	11,925

Property, plant and equipment, at cost:
Land and land improvements	439	500
Buildings and building equipment	2,381	2,749
Machinery and equipment	4,742	5,540
Construction in progress	556	673

	8,118	9,462
Less accumulated depreciation	3,515	4,224

	4,603	5,238
Goodwill	5,571	6,197
Intangible assets, net	1,399	1,627
Other assets	1,537	1,133

TOTAL ASSETS	$23,135	$26,120

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$623	$419
Current portion of long-term debt	145	145
Accounts payable	669	672
Accrued liabilities:
Marketing	387	406
Taxes, except income taxes	2,682	3,541
Employment costs	444	535
Other	592	539
Income taxes	526	578
Deferred income taxes	196	154
Other	70

Total current liabilities	6,334	6,989

Long-term debt	4,141	2,222
Deferred income taxes	1,024	1,166
Employment costs	607	678
Other liabilities	722	798

Total liabilities	12,828	11,853

Contingencies (Note 14)

Common stock, no par value (150 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	1,265	1,265
Earnings reinvested in the business	9,160	12,526
Accumulated other comprehensive (losses)/earnings	(118)	476

Total stockholder’s equity	10,307	14,267

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$23,135	$26,120

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of dollars, including earnings per share)

	For the Years Ended December 31,
	2004	2005	2006
Net revenues	$39,536	$45,288	$48,260
Cost of sales	6,721	7,645	8,153
Excise taxes on products	21,953	25,275	27,466

Gross profit	10,862	12,368	12,641
Marketing, administration and research costs	4,086	4,543	4,574
Italian antitrust charge			61
E.C. agreement	250
Asset impairment and exit costs	44	90	126
Gain on sale of business			(488)

Operating income	6,482	7,735	8,368
Interest expense, net	4	94	142

Earnings before income taxes and minority interest	6,478	7,641	8,226
Provision for income taxes	1,762	1,835	1,829

Earnings before minority interest	4,716	5,806	6,397
Minority interest in earnings, net of income taxes	146	186	251

Net earnings	$4,570	$5,620	$6,146

Earnings per share (note 16)	$30.47	$37.47	$40.97

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Years Ended December 31, 2004, 2005 and 2006

(in millions of dollars, including per share amounts)

				Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Total Stockholder’s Equity
Balances, January 1, 2004	$—	$1,265	$9,460	$(25)	$(209)	$(234)	$10,491

Comprehensive earnings:
Net earnings			4,570				4,570
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				778		778	778
Additional minimum pension liability, net of income taxes					(17)	(17)	(17)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $2					15	15	15

Total other comprehensive earnings							776

Total comprehensive earnings							5,346

Dividends declared ($18.72 per share)			(2,808)				(2,808)

Balances, December 31, 2004	—	1,265	11,222	753	(211)	542	13,029
Comprehensive earnings:
Net earnings			5,620				5,620
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(698)		(698)	(698)
Additional minimum pension liability, net of income taxes of $20					(31)	(31)	(31)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $14					58	58	58
Change in fair value of debt and equity securities, net of income taxes of $1					11	11	11

Total other comprehensive losses							(660)

Total comprehensive earnings							4,960

Dividends declared ($51.21 per share)			(7,682)				(7,682)

Balances, December 31, 2005	—	1,265	9,160	55	(173)	(118)	10,307

Comprehensive earnings:
Net earnings			6,146				6,146
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				934		934	934
Additional minimum pension liability, net of income taxes of $61					192	192	192
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3					(8)	(8)	(8)
Change in fair value of debt and equity securities, net of income taxes of $1					(11)	(11)	(11)

Total other comprehensive earnings							1,107

Total comprehensive earnings							7,253

Initial adoption of FASB Statement No. 158, net of income taxes (Note 11)					(513)	(513)	(513)
Dividends declared ($18.53 per share)			(2,780)				(2,780)

Balances, December 31, 2006	$—	$1,265	$12,526	$989	$(513)	$476	$14,267

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of dollars)

	For the Years Ended December 31,
	2004	2005	2006
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings	$4,570	$5,620	$6,146
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	459	527	658
Deferred income tax (benefit) provision	(108)	(746)	226
Minority interest in earnings, net	146	186	251
Italian antitrust charge			61
Gain on sale of business			(488)
Asset impairment and exit costs, net of cash paid	19	50	82
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(232)	199	(88)
Inventories	(219)	(441)	(1,077)
Accounts payable	(50)	136	(58)
Income taxes	(477)	(27)	(1)
Accrued liabilities and other current assets	515	(237)	494
Pension plan contributions	(187)	(325)	(135)
Changes in amounts due from Altria Group, Inc. and affiliates	229	(22)	30
Other	161	238	135

Net cash provided by operating activities	4,826	5,158	6,236

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(711)	(736)	(886)
Proceeds from sales of businesses			520
Purchase of businesses, net of acquired cash	(42)	(4,932)	(4)
Other	(99)	46	(69)

Net cash used in investing activities	(852)	(5,622)	(439)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Net issuance (repayment) of short-term borrowings	521	333	(292)
Long-term debt proceeds		3,788
Long-term debt repaid	(1)	(2)	(2,194)
Changes in amounts due from Altria Group, Inc. and affiliates	10	763	104
Dividends paid to Altria Group, Inc.	(2,808)	(7,682)	(2,780)
Other	(147)	(164)	(255)

Net cash used in financing activities	(2,425)	(2,964)	(5,417)

Effect of exchange rate changes on cash and cash equivalents	286	(359)	87

Cash and cash equivalents:
Increase (decrease)	1,835	(3,787)	467
Balance at beginning of year	3,161	4,996	1,209

Balance at end of year	$4,996	$1,209	$1,676

Cash paid: Interest	$69	$229	$371

Income taxes	$1,514	$1,667	$1,537

See notes to consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation:

Background:

Philip Morris International Inc. is a wholly-owned subsidiary of Altria Group, Inc. Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A., whose subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Throughout these financial statements, the term “PMI” refers to Philip Morris International Inc. and its subsidiaries.

Basis of presentation:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, lives and valuation assumptions of goodwill and other intangible assets, marketing programs and income taxes. Actual results could differ from those estimates.

Certain subsidiaries of PMI report their results up to ten days before the end of December, rather than on December 31.

Principles of consolidation:

The consolidated financial statements include Philip Morris International Inc., as well as its wholly-owned and majority-owned subsidiaries. Investments in which Philip Morris International Inc. exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which Philip Morris International Inc. has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances between and among Philip Morris International Inc. and its subsidiaries have been eliminated. Transactions between any of PMI’s businesses and Altria Group, Inc. and its affiliates are included in these consolidated financial statements.

Note 2. Summary of Significant Accounting Policies:

Cash and cash equivalents:

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Depreciation, amortization and goodwill valuation:

Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2004, 2005 and 2006 was $453 million, $509 million and $635 million, respectively.

Definite life intangible assets are amortized over their estimated useful lives. PMI is required to conduct an annual review of goodwill and indefinite lived intangible assets for potential impairment. If the carrying value

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exceeds the fair value, the goodwill or indefinite lived intangible asset may be impaired. The amount of impairment loss, if any, is measured as the difference between the carrying value and implied fair value, which is determined using discounted cash flows. In 2004, 2005 and 2006, PMI did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of its annual review.

Goodwill and intangible assets, net, by segment were as follows:

	Goodwill		Intangible Assets, net
	December 31, 2005	December 31, 2006	December 31, 2005	December 31, 2006
	(in millions)
European Union	$1,158	$1,307	$58	$65
Eastern Europe, Middle East and Africa	550	657	46	164
Asia	3,457	3,778	1,235	1,339
Latin America	406	455	60	59

	$5,571	$6,197	$1,399	$1,627

The movements in goodwill and the gross carrying amount of intangible assets are as follows (in millions):

	Goodwill	Intangible Assets
Balance at January 1, 2005	$2,222	$147
Changes due to:
Acquisitions	3,707	1,346
Currency	(358)	(74)

Balance at December 31, 2005	5,571	1,419
Changes due to:
Acquisitions	54	115
Currency	531	129
Other	41	10

Balance at December 31, 2006	$6,197	$1,673

The increase in goodwill and intangible assets from acquisitions during 2005 was related to PMI’s acquisitions in Indonesia and Colombia. The increase in goodwill from acquisitions during 2006 was primarily related to the exchange of PMI’s interest in a beer business for 100% ownership of a cigarette company in the Dominican Republic. The increase in intangible assets from acquisitions during 2006 was related to PMI’s purchase of various trademarks from British American Tobacco.

Additional details of intangible assets were as follows:

	December 31, 2005		December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in millions)
Non-amortizable intangible assets	$1,104		$1,285
Amortizable intangible assets	315	$20	388	$46

Total intangible assets	$1,419	$20	$1,673	$46

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-amortizable intangible assets substantially consist of brand names from PMI’s 2005 acquisition in Indonesia. Amortizable intangible assets consist primarily of certain trademarks and non-compete agreements associated with acquisitions. Pre-tax amortization expense for intangible assets during the years ended December 31, 2004, 2005 and 2006 was $6 million, $18 million and $23 million, respectively. Amortization expense for each of the next five years is estimated to be $25 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

Finance leases:

PMI entered into several leveraged lease agreements related principally to transportation assets in Europe. Income attributable to leveraged leases is initially recorded as unearned income and subsequently recognized as finance lease income over the terms of the respective leases at a constant after-tax rate of return on the positive net investment balances. Investments in leveraged leases are stated net of related nonrecourse debt obligations. Philip Morris Capital Corporation (“PMCC”), Altria Group, Inc.’s financial services subsidiary, manages these leases for PMI. See discussion of leasing activities in Note 3. Related Party Transactions.

Finance leases include unguaranteed residual values that represent estimates at lease inception as to the fair values of assets under lease at the end of the non-cancelable lease terms. The estimated residual values are reviewed annually by management based on a number of factors and activity in the relevant industry. If necessary, revisions are recorded to reduce the residual values. Such reviews have not resulted in revisions during any of the periods presented.

Foreign currency translation:

PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholder’s equity. Certain PMI subsidiaries and branches, which operate in highly inflationary economies, translate non-monetary assets at historical rates and net monetary assets at current rates, with the resulting translation adjustments included in marketing, administration and research costs on the consolidated statements of earnings. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI recorded transaction gains of $27 million and $62 million for the years ended December 31, 2004 and 2006, respectively, and transaction losses of $34 million for the year ended December 31, 2005, which were recorded in marketing, administration and research costs on the consolidated statements of earnings.

Guarantees:

PMI accounts for guarantees in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 14. Contingencies for a further discussion of guarantees.

Hedging instruments:

Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

Impairment of long-lived assets:

PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Income taxes:

PMI accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” The accounts of PMI are included in Altria Group, Inc.’s consolidated United States federal income tax return, and federal income taxes are computed on a separate company basis. To the extent that PMI generates foreign tax credits, capital losses and other credits which could not be utilized on a separate company basis, but are utilized in Altria Group, Inc.’s consolidated United States federal income tax return, the resulting benefit is recognized in the calculation of PMI’s provision for income taxes. There were no such tax benefits for the years ended December 31, 2004, 2005 and 2006. PMI makes payments to, or is reimbursed by, Altria Group, Inc. for the tax effects resulting from its inclusion in Altria Group, Inc.’s consolidated United States federal income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in PMI’s consolidated balance sheets.

Significant judgment is required in determining income tax provisions and in evaluating tax positions. PMI establishes additional provisions for income taxes when, despite the belief that their tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. PMI evaluates and potentially adjusts these accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which will become effective for PMI on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 by PMI will result in an increase to stockholder’s equity as of January 1, 2007 of approximately $470 million.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories:

Inventories are stated at the lower of cost or market. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

PMI adopted the provisions of SFAS No. 151, “Inventory Costs” prospectively as of January 1, 2006. SFAS No. 151 requires that abnormal idle facility expense, spoilage, freight and handling costs be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead costs to inventories be based on the normal capacity of the production facility. The effect of adoption did not have a material impact on PMI’s consolidated results of operations, financial position or cash flows.

Marketing costs:

PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization.

Revenue recognition:

PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, upon shipment or delivery of goods when title and risk of loss pass to customers. PMI includes excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales and were $403 million, $447 million and $507 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Software costs:

PMI capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on PMI’s consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

Stock-based compensation:

Certain employees of PMI participate in Altria Group, Inc.’s employee stock compensation plans. Effective January 1, 2006, PMI adopted the provisions of SFAS No. 123 (Revised 2004) “Share-Based Payment” (“SFAS No. 123(R)”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and rights to receive shares of stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. The impact of adoption was not material.

PMI previously accounted for its employee stock compensation plans in accordance with the intrinsic value-based method permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” which did not result in compensation cost for stock options in 2005 and 2004.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006, certain PMI employees held Altria Group, Inc. restricted stock, rights to receive shares of Altria Group, Inc. common stock, or options to purchase shares of Altria Group, Inc. common stock and options to purchase shares of common stock of Kraft Foods Inc. (“Kraft”), a subsidiary of Altria Group, Inc. For Altria Group, Inc. restricted stock and rights, PMI records its allocated share of compensation costs in the consolidated statements of earnings. For employee stock options, beginning in 2006, PMI records its allocated share of compensation costs in the consolidated statement of earnings. Prior to 2006, no compensation expense was reflected in net earnings for employee stock options. See Note 3. Related Party Transactions for further discussion.

The following table illustrates the effect on net earnings if the fair value recognition provisions of SFAS No. 123 had been used to measure stock-based compensation expense for outstanding stock option awards for the years ended December 31, 2004 and 2005:

	For the Years Ended December 31,
	2004	2005
	(in millions)
Net earnings, as reported	$4,570	$5,620
Deduct:
Total stock-based employee compensation expense determined under fair value method for all stock option awards, net of related tax effects	(1)	(2)

Pro forma net earnings	$4,569	$5,618

Altria Group, Inc. has not granted stock options to employees of PMI since 2002. The amounts shown above as stock-based compensation expense relate to Executive Ownership Stock Options (“EOSOs”). Under certain circumstances, senior executives who exercise outstanding stock options, using shares to pay the option exercise price and taxes, receive EOSOs equal to the number of shares tendered. This feature ceased in March 2007. During the years ended December 31, 2004, 2005 and 2006, Altria Group, Inc. granted 154,360, 167,168 and 40,544 EOSOs, respectively, to PMI employees.

Note 3. Related Party Transactions:

Corporate services:

Altria Group, Inc.’s subsidiary, Altria Corporate Services, Inc., provides PMI with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to Altria Corporate Services, Inc. to provide such services and a management fee, were $155 million, $163 million and $158 million for the years ended December 31, 2004, 2005 and 2006, respectively. These costs were paid monthly to Altria Corporate Services, Inc. The cost and nature of the services are reviewed annually by PMI’s management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Altria Corporate Services, Inc., and that they reflect all services provided. Any or all of the services may be cancelled by PMI or Altria Corporate Services, Inc. with twelve months notice. The effects of these transactions are included in operating cash flows in PMI’s consolidated statements of cash flows.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net amounts due from Altria Group, Inc. and affiliates (which are included in the consolidated balance sheets) were comprised of the following at December 31, 2005 and 2006:

	2005	2006
	(in millions)
Net receivables from Altria Group, Inc. and affiliates	$474	$399
Prepaid expense for services from Philip Morris USA Inc.	219	189

Due from Altria Group, Inc. and affiliates	$693	$588

Included above at December 31, 2005 and 2006 is a short-term note receivable for 264 million euro ($312 million) due in January 2006 (earning interest at a rate of 2.73%) and 77 million euro ($101 million) due in October 2007 (earning interest at a rate of 4.17%), respectively. The fair values of receivables from Altria Group, Inc. and affiliates at December 31, 2005 and 2006 approximate the amounts shown above.

Operations:

PMI has contracts with Philip Morris USA Inc., the U.S. tobacco subsidiary of Altria Group, Inc., for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services are generally based upon Philip Morris USA Inc.’s cost to provide such services, plus a service fee. The cost of leaf purchases is the market price of the leaf plus a service fee. Generally fees are paid one month in advance of the receipt of services and are included in operating cash flows on PMI’s consolidated statements of cash flows. The cost and nature of these services are reviewed annually by PMI management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Philip Morris USA Inc. and that they reflect all services provided.

During 2004, 2005 and 2006, the goods and services purchased from Philip Morris USA Inc. were as follows:

	For the Years Ended December 31,
	2004	2005	2006
	(dollars and cigarettes in millions)
Contract manufacturing, cigarette volume	75,861	79,129	78,659

Contract manufacturing expense	$1,136	$1,134	$1,171
Research and development, net of billings to Philip Morris USA Inc.	32	46	54

Total pre-tax expense	$1,168	$1,180	$1,225

Leaf purchases	$ 369	$ 429	$ 223

Included in the above were total service fees of $61 million, $60 million and $60 million for the years ended December 31, 2004, 2005 and 2006, respectively. At December 31, 2005 and 2006, the prepaid expense for services from Philip Morris USA Inc., which represents amounts paid in advance for product and services, was $219 million and $189 million, respectively, and is included in due from Altria Group, Inc. and affiliates on PMI’s consolidated balance sheets.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leasing activities:

A German subsidiary of PMI has several leveraged lease agreements related principally to transportation assets in Europe. These leveraged lease agreements are managed by PMCC. A summary of the net investment in finance assets is as follows:

	At December 31,
	2005	2006
	(in millions)
Gross rentals receivable	$802	$847
Less: nonrecourse debt	(566)	(585)

Net rentals receivable	236	262
Less: unearned income	(23)	(25)

Net finance receivable	213	237
Deferred income taxes	(205)	(229)

Net investment in finance leases	$8	$8

The net finance receivable is included in other assets on PMI’s consolidated balance sheets. PMI’s rights to rentals receivable are subordinate to the third-party nonrecourse debtholders, and the leased equipment is pledged as collateral to the debtholders. The payment of nonrecourse debt is collateralized only by lease payments receivable and the leased property, and is nonrecourse to all other assets of PMI. As required by U.S. GAAP, the third-party nonrecourse debt has been offset against the related rentals receivable. Financing income earned on the leases was $5 million, $1 million and $1 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Rentals receivable in excess of debt service requirements on third-party nonrecourse debt related to the leveraged leases at December 31, 2006 are anticipated to be as follows (in millions):

2007	$1
2008	2
2009	2
2010	82
2011	6
2012 and thereafter	169

$262

As a result of a strategic review of its leasing business in 2003, PMCC, and consequently PMI, shifted its strategic focus and is no longer making new investments but is instead focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. Accordingly, PMI does not plan any future lease investments.

Stock-based compensation:

Certain PMI employees participate in Altria Group, Inc.’s stock compensation plans. At December 31, 2006, certain PMI employees held shares of Altria Group, Inc. restricted stock and rights to receive shares of common stock, or options to purchase shares of Altria Group, Inc. common stock. In addition, in 2001 Kraft completed an initial public offering of its common stock. At that time, employees of Altria Group Inc.’s subsidiaries, other than

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kraft, received a one-time grant of options to purchase shares of Kraft’s Class A common stock from Altria Group, Inc. at the initial public offering price of $31 per share. The following table summarizes the number of Altria Group, Inc. and Kraft stock options held by PMI employees at December 31, 2006:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Altria Group, Inc. common stock:
Balance at January 1, 2006	8,251,614	$41.73
Granted	40,544	73.66
Exercised	(2,294,014)	41.24
Employee transfers	43,730	43.26

Balance at December 31, 2006	6,041,874	42.15	3 years	$265 million

Exercisable at December 31, 2006	6,033,723	42.10	3 years	264 million

Kraft Foods Inc. common stock:
Balance at December 31, 2006	598,150	$31.00	4 years	$3 million
Exercisable at December 31, 2006	598,150	31.00	4 years	3 million

The weighted-average grant date fair value of options granted during the years ended December 31, 2004, 2005 and 2006 was $12.33, $14.43 and $12.42, respectively. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 was approximately $85 million, $120 million and $85 million, respectively.

Effective January 1, 2006, Altria Group, Inc. adopted the provisions of SFAS No. 123(R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and rights to receive shares of stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology. Pre-tax compensation cost related to Altria Group, Inc. stock options totaled $1 million for the year ended December 31, 2006.

Altria Group, Inc. previously applied the intrinsic value-based methodology in accounting for the various stock plans. Accordingly, no compensation expense had been recognized in 2004 and 2005 other than for restricted stock awards. Had compensation expense for stock option awards been determined by using the fair value at the grant date, PMI’s net earnings would have been $4,569 million and $5,618 million, respectively, for the years ended December 31, 2004 and 2005.

The impact of compensation cost was determined using a modified Black-Scholes methodology and the following weighted average assumptions for Altria Group, Inc. common stock:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2004	3.31%	5 years	36.59%	5.05%
2005	3.90	4	33.37	4.43
2006	4.74	4	25.49	4.35

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Altria Group, Inc. has not granted stock options to employees of PMI since 2002. The amounts shown above as stock-based compensation expense relate to EOSOs. Under certain circumstances, senior executives who exercise outstanding stock options, using shares to pay the option exercise price and taxes, receive EOSOs equal to the number of shares tendered. This feature ceased during 2007. During the years ended December 31, 2004, 2005 and 2006, Altria Group, Inc. granted 154,360, 167,168 and 40,544 EOSOs, respectively, to PMI employees. EOSOs are granted at an exercise price of not less than fair market value on the date of the grant.

In addition, Altria Group, Inc. has granted shares of its restricted stock and rights to receive shares of stock to eligible PMI employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares and rights. Such shares and rights are subject to forfeiture if certain employment conditions are not met. During 2004, 2005 and 2006, Altria Group, Inc. granted 1,025,610, 930,300 and 898,380 shares, respectively, of restricted stock and rights to PMI employees. Restrictions on the stock and rights granted in 2004, 2005 and 2006 lapse in 2007, 2008 and 2009, respectively. The fair value of the restricted stock and rights at the date of grant is amortized to expense ratably over the restriction period as charges from Altria Group, Inc. PMI recorded compensation expense for restricted shares and rights of $31 million, $45 million and $55 million, for the years ended December 31, 2004, 2005 and 2006, respectively.

Restricted stock and rights activity for the year ended December 31, 2006 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2006	3,062,870	$49.92
Granted	898,380	74.02
Vested	(1,266,450)	36.75
Forfeited, net of employee transfers	(125,130)	56.04

Balance at December 31, 2006	2,569,670	63.89

The weighted–average grant date fair value of the restricted stock and rights granted during the years ended December 31, 2004, 2005 and 2006 was $57 million, $58 million and $66 million, respectively, or $55.42, $62.02 and $74.02 per restricted share or right, respectively. The total fair value of the restricted stock and rights vested during the years ended December 31, 2004, 2005 and 2006 was $0.2 million, $0.1 million and $91 million, respectively.

On March 30, 2007 (the “Distribution Date”), Altria Group, Inc. spun-off all of its remaining interest (88.9%) in Kraft on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Record Date”) in a tax-free distribution. Based on the number of shares of Altria Group, Inc. outstanding at the Record Date, the distribution ratio was 0.692024 of a share of Kraft for every share of Altria Group, Inc. common stock outstanding.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Distribution Date and (b) the distribution ratio of 0.692024 mentioned above; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

The new Kraft option has an exercise price equal to the Kraft market price at the time of the distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria Group, Inc. option divided by the Altria Group, Inc. market price immediately before the distribution ($87.81). The reduced exercise price of the adjusted Altria Group, Inc. option is determined by multiplying the Altria Group, Inc. market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

Holders of Altria Group, Inc. restricted stock or stock rights awarded prior to January 31, 2007, retained their existing award and received restricted stock or stock rights of Kraft Class A common stock. The amount of Kraft restricted stock or stock rights awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and stock rights will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. stock rights awarded on January 31, 2007, did not receive restricted stock or stock rights of Kraft. Rather, they will receive additional stock rights of Altria Group, Inc. to preserve the intrinsic value of the original award.

Note 4. E.C. Agreement:

In July 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 24 of the 27 member states have signed the agreement. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $75 million, $136 million and $95 million were recorded in cost of sales in 2004, 2005 and 2006, respectively.

Note 5. Asset Impairment and Exit Costs:

During 2004, 2005 and 2006 pre-tax asset impairment and exit costs consisted of the following (in millions):

	2004	2005	2006
Severance	$31	$42	$117
Asset impairment	13	35	5
Other		13	4

	$44	$90	$126

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash payments related to the exit costs above were $25 million, $40 million and $44 million in 2004, 2005 and 2006, respectively. Remaining future cash payments are expected to be $98 million. In 2004, PMI’s pre-tax charges related to the closure of its Eger, Hungary facility and a factory in Belgium, and the streamlining of its Benelux operations. In 2005, PMI’s pre-tax charges primarily related to the write-off of obsolete equipment, severance benefits and impairment charges associated with the closure of a factory in the Czech Republic, and the streamlining of various operations. In 2006, PMI’s pre-tax charges primarily related to the streamlining of various operations. In particular, in July 2006, PMI announced its intention to close its factory in Munich, Germany in 2009, with the terms and conditions being finalized in the third quarter of 2006 with the local Works Council. PMI estimates that the total cost to close the facility will be approximately $100 million, of which approximately $20 million will be due to accelerated depreciation through 2009. During 2006, PMI incurred $57 million of costs related to the Munich factory closure.

The movement in the exit cost liabilities for PMI was as follows (in millions):

Liability balance, January 1, 2005	$33
Charges	55
Cash spent	(40)
Currency/other	(8)

Liability balance, December 31, 2005	40
Charges	121
Cash spent	(44)
Currency/other	(7)

Liability balance, December 31, 2006	$110

Note 6. Acquisitions:

Sampoerna:

In March 2005, a subsidiary of PMI acquired 40% of the outstanding shares of PT HM Sampoerna Tbk (“Sampoerna”), an Indonesian tobacco company. In May 2005, PMI purchased an additional 58%, for a total of 98%. The total cost of the transaction was approximately $4.8 billion, including Sampoerna’s cash of approximately $0.3 billion and debt of the U.S. dollar equivalent of approximately $0.2 billion. The purchase price was primarily financed through PMI’s euro 4.5 billion bank credit facility arranged in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. As part of its financing of the Sampoerna acquisition, PMI’s Indonesian affiliate had third-party bank borrowings amounting to $336 million and $169 million at December 31, 2005 and 2006, respectively. At December 31, 2006, these loans were secured by a $120 million counter guarantee issued by other PMI entities.

The acquisition of Sampoerna allowed PMI to enter the profitable kretek cigarette category in Indonesia. Sampoerna’s financial position and results of operations have been fully consolidated with PMI as of June 1, 2005. From March 2005 to May 2005, PMI recorded equity earnings in Sampoerna. During the years ended December 31, 2005 and 2006, Sampoerna contributed $1,348 million and $2,466 million, respectively, of net revenues, $315 million and $608 million, respectively, of operating income and $128 million and $249 million, respectively, of net earnings.

During 2006, the allocation of purchase price relating to the acquisition of Sampoerna was completed. Assets purchased consist primarily of non-deductible goodwill of $3.5 billion, other intangible assets (largely

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

indefinite-lived brand names) of $1.3 billion, inventories of $0.5 billion and property, plant and equipment of $0.4 billion. Liabilities assumed in the acquisition consist principally of long-term debt of $0.3 billion and accrued liabilities.

Holdings in the Dominican Republic:

In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on the sale of $488 million. The operating results of ELJ’s cigarette subsidiary from November 2006 to December 31, 2006, the amounts of which were not material, were included in PMI’s operating results.

Other:

During 2004, PMI purchased a tobacco business in Finland for a cost of $42 million. In addition, PMI increased its ownership interest in its affiliate in Pakistan from 20% to 40% for a cost of approximately $60 million and increased its ownership interest in a tobacco business in Serbia from 74.2% to 85.2% for a cost of $46 million.

During 2005, PMI acquired a 98% stake in Coltabaco, the largest tobacco company in Colombia for approximately $300 million.

In the third quarter of 2006, PMI entered into an agreement with British American Tobacco to purchase the Muratti and Ambassador trademarks in certain markets, as well as rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million. The transaction closed in the fourth quarter of 2006.

The effects of these other acquisitions, in the aggregate, were not material to PMI’s consolidated financial position, results of operations or cash flows in any of the periods presented.

On January 19, 2007, PMI entered into an agreement to acquire an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), with the intent to enter into a mandatory tender offer for the remaining shares for a total transaction value of approximately $340 million. On March 9, 2007, as a result of the completion of the acquisition of the additional 50.2% interest and the mandatory tender offer, PMI’s total ownership interest in Lakson Tobacco increased to approximately 98%.

Note 7. Short-Term Borrowings and Borrowing Arrangements:

PMI maintains credit lines with a number of lending institutions, to fund, on a short-term basis, the local working capital requirements of several subsidiaries. These credit lines amounted to approximately $2.2 billion at December 31, 2006. Borrowings on these lines amounted to $623 million and $419 million at December 31, 2005 and 2006, respectively, consisting of bank loans with an average year-end interest rate of 12.3% and 8.2%, respectively. Given the mix of subsidiaries and their respective local economic environments, the average interest rate can vary significantly from day to day.

The fair values of PMI’s short-term borrowings at December 31, 2005 and 2006, based upon current market interest rates, approximate the amounts disclosed above.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Long-Term Debt:

At December 31, 2005 and 2006, PMI’s long-term debt consisted of the following (in millions):

	2005	2006
Foreign currency obligations:
Notes payable, 3.97%, due 2008	$3,788	$1,965
Other foreign (average effective rate 7.07%), due through 2011	432	402
Debentures, 8.38%, due 2006	66

	4,286	2,367
Less current portion of long-term debt	(145)	(145)

	$4,141	$2,222

As discussed in Note 6. Acquisitions, the purchase price of the Sampoerna acquisition was primarily financed through a euro 4.5 billion bank credit facility arranged for PMI in May 2005, consisting of a euro 2.5 billion three-year term loan facility (which, through repayments has since been reduced to euro 1.5 billion) and a euro 2.0 billion five-year revolving credit facility. These facilities, which are not guaranteed by Altria Group, Inc., require PMI to maintain an earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest ratio of not less than 3.5 to 1.0. At December 31, 2006, PMI’s ratio calculated in accordance with the agreements was 29.0 to 1.0. These facilities do not include any credit rating triggers or any provisions that could require the posting of collateral.

At December 31, 2006, credit lines for PMI, and the related activity, were as follows (in billions of dollars):

	December 31, 2006
Type	Credit Lines	Amount Drawn	Lines Available
3-year term loan	$2.0	$2.0	$—
5-year revolving credit	2.6		2.6

	$4.6	$2.0	$2.6

Other foreign debt above also includes $252 million and $222 million at December 31, 2005 and 2006, respectively, of capital lease obligations associated with the expansion of PMI’s vending machine distribution in Japan.

Aggregate maturities of long-term debt are as follows (in millions):

2007	$145
2008	2,033
2009	162
2010	23
2011	4

Based on market quotes, where available, or interest rates currently available to PMI for issuance of debt with similar terms and remaining maturities, the aggregate fair value of PMI’s long-term debt, including the current portion of long-term debt, at December 31, 2006, approximated the book value of the debt.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Provision for Income Taxes:

Provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Provision for income taxes:
United States federal:
Current	$661	$897	$16
Deferred	(55)	(713)	202

	606	184	218
State and local	5	(20)	(53)

Total United States	611	164	165

Outside United States:
Current	1,204	1,704	1,640
Deferred	(53)	(33)	24

Total outside United States	1,151	1,671	1,664

Total provision for income taxes	$1,762	$1,835	$1,829

United States income tax is primarily attributable to dividend repatriation costs and certain intercompany royalty arrangements.

The United States Internal Revenue Service (“IRS”) concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, Altria Group, Inc. reimbursed PMI in cash for unrequired federal tax reserves of $450 million. PMI also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006.

As previously discussed in Note 2. Summary of Significant Accounting Policies, Altria Group, Inc.’s adoption of FIN 48 will result in an increase to PMI’s stockholder’s equity as of January 1, 2007 of approximately $470 million.

At December 31, 2006, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $8 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested.

In October 2004, the American Jobs Creation Act (“the Jobs Act”) was signed into law. The Jobs Act includes a deduction for 85% of certain foreign earnings that are repatriated. In 2005, PMI (in coordination with Altria Group, Inc.) repatriated $5.5 billion of earnings under the provisions of the Jobs Act. Deferred taxes had previously been provided for a portion of the dividends remitted. The reversal of the deferred taxes more than offset the tax costs to repatriate the earnings and resulted in a net tax reduction of $344 million in the 2005 consolidated income tax provision.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons:

	For the Years Ended December 31,
	2004	2005	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Benefit related to dividend repatriation under the Jobs Act		(4.5)
Benefit principally related to reversal of federal and state reserves on conclusion of IRS audit			(5.9)
Foreign rate differences	(6.9)	(6.4)	(7.6)
Reversal of taxes no longer required Dividend repatriation cost	(4.9 4.0)	(0.3 0.6)	(1.3 1.1)
Other		(0.4)	0.9

Effective tax rate	27.2%	24.0%	22.2%

In addition to the items noted above, in 2004 and 2006 the tax provision includes the reversal of $320 million and $105 million, respectively, of tax accruals that were no longer required due to foreign tax events that were resolved within the corresponding fiscal year.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
	2005	2006
	(in millions)
Deferred income tax assets:
Accrued postemployment benefits	$26	$13
Prepaid pension costs	71	151
Other	310	205

Total deferred income tax assets	407	369

Deferred income tax liabilities:
Trade names	(375)	(385)
Property, plant and equipment	(223)	(271)
Unremitted earnings	(210)	(288)
Leveraged leases	(205)	(229)

Total deferred income tax liabilities	(1,013)	(1,173)

Net deferred income tax liabilities	$(606)	$(804)

PMI’s deferred income taxes resulted in net deferred income tax liabilities of $606 million and $804 million at December 31, 2005 and 2006, respectively. These amounts were recognized in PMI’s consolidated balance sheets as current assets of $286 million and $263 million at December 31, 2005 and 2006, respectively, other assets of $328 million and $253 million at December 31, 2005 and 2006, respectively, current liabilities of $196 million and $154 million at December 31, 2005 and 2006, respectively, and long-term liabilities of $1,024 million and $1,166 million at December 31, 2005 and 2006, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Segment Reporting:

PMI’s subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI’s reportable segments are European Union; Eastern Europe, Middle East and Africa; Asia; and Latin America.

PMI’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and intangible assets, net, are disclosed in Note 2. Summary of Significant Accounting Policies. The accounting policies of the segments are the same as those described in Note 2.

Segment data were as follows:

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Net revenues:
European Union	$22,181	$23,874	$23,752
Eastern Europe, Middle East and Africa	7,479	8,869	9,972
Asia	6,601	8,609	10,142
Latin America	3,275	3,936	4,394

Net revenues	$39,536	$45,288	$48,260

Earnings before income taxes and minority interest:
Operating companies income:
European Union	$3,323	$3,934	$3,516
Eastern Europe, Middle East and Africa	1,543	1,635	2,065
Asia	1,310	1,793	1,869
Latin America	390	463	1,008
Amortization of intangibles	(6)	(18)	(23)
General corporate expenses	(78)	(72)	(67)

Operating income	6,482	7,735	8,368
Interest expense, net	(4)	(94)	(142)

Earnings before income taxes and minority interest	$6,478	$7,641	$8,226

Items affecting the comparability of results from operations were as follows:

•

Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•

Gain on Sale of Business – During 2006, operating companies income of the Latin America segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic. See Note 6 regarding acquisitions.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

E.C. Agreement – In July 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against the earnings of the European Union segment in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI will record charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, PMI’s payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $75 million, $136 million and $95 million were recorded in cost of sales in 2004, 2005 and 2006, respectively. Of these amounts, $75 million, $125 million and $88 million were recorded in the European Union segment, respectively, with the remainder recorded in the Eastern Europe, Middle East and Africa segment.

•

Inventory Sale in Italy – During the first quarter of 2005, PMI made a one-time inventory sale to its new distributor in Italy, resulting in a $96 million pre-tax benefit to operating companies income for the European Union segment. During the second quarter of 2005, the new distributor reduced its inventories, resulting in lower shipments for PMI. The net impact of these actions was a benefit to the European Union’s pre-tax operating companies income of approximately $70 million for the year ended December 31, 2005.

•	Asset Impairment and Exit Costs – During 2004, 2005 and 2006 pre-tax asset impairment and exit costs by segment were as follows:

	2004	2005	2006
	(in millions)
European Union	$44	$49	$104
Eastern Europe, Middle East and Africa		19	2
Asia		16	19
Latin America		6	1

Total asset impairment and exit costs	$44	$90	$126

For further details on asset impairment and exit costs see Note 5. Asset Impairment and Exit Costs.

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Depreciation expense:
European Union	$219	$211	$217
Eastern Europe, Middle East and Africa	142	162	186
Asia	64	100	193
Latin America	28	36	39

Total depreciation expense	$453	$509	$635

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Capital expenditures:
European Union	$290	$351	$501
Eastern Europe, Middle East and Africa	339	231	165
Asia	52	123	181
Latin America	30	31	39

Total capital expenditures	$711	$736	$886

Long-lived assets:
European Union	$3,027	$2,711	$2,891
Eastern Europe, Middle East and Africa	1,207	1,319	1,416
Asia	566	1,215	1,302
Latin America	613	681	622

	5,413	5,926	6,231
Other	24	214	140

Total long-lived assets	$5,437	$6,140	$6,371

Long-lived assets consist of non-current assets other than goodwill and intangible assets, net.

Total net revenues attributable to customers located in Germany, PMI’s largest market, were $7.3 billion, $7.6 billion and $7.7 billion for the years ended December 31, 2004, 2005 and 2006, respectively.

Note 11. Benefit Plans:

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. PMI adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. PMI’s pension plans are measured at September 30 of each year. PMI is expected to adopt the measurement date provision beginning December 31, 2008. PMI is presently evaluating the impact of the measurement date change, which is not expected to be significant.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 was as follows:

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
	(in millions)
Deferred income taxes	$262	$1	$263
Other current assets	259	(96)	163
Total current assets	11,836	(95)	11,741
Other assets	1,200	(67)	1,133
Total assets	26,098	(162)	25,936

Accrued liabilities—employment costs	536	(1)	535
Total current liabilities	6,990	(1)	6,989
Deferred income taxes	1,233	(67)	1,166
Employment costs	259	419	678
Total liabilities	11,502	351	11,853

Accumulated other comprehensive earnings	989	(513)	476
Total stockholder’s equity	14,596	(513)	14,083
Total liabilities and stockholder’s equity	26,098	(162)	25,936

The amounts recorded in accumulated other comprehensive losses at December 31, 2006 consisted of the following:

	Pension	Postemployment	Total
	(in millions)
Net losses	$(533)	$(61)	$(594)
Prior service cost	(37)		(37)
Net transition obligation	(2)		(2)
Deferred income taxes	98	22	120

Initial adoption of SFAS No. 158	$(474)	$(39)	$(513)

Pension coverage for employees of PMI’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. PMI provides health care and other benefits to substantially all retired U.S. employees through its participation in Altria Group, Inc.’s postretirement plan. Altria Group, Inc. is responsible for the liability under this plan. PMI’s allocated cost of this plan was $2 million, $2 million and $5 million in 2004, 2005 and 2006, respectively. Health care benefits for retirees outside the United States are generally covered through local government plans.

PMI’s U.S. salaried employees participate in defined benefit and defined contribution retirement plans, and postretirement healthcare plans sponsored by Altria Group, Inc., which is responsible for the liabilities under these plans. Based on the participation of its salaried employees, PMI’s allocated cost of these benefit plans aggregated to $16 million, $15 million and $16 million in 2004, 2005 and 2006, respectively.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plans

Obligations and Funded Status

The non-U.S. benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2005 and 2006, were as follows:

	2005	2006
	(in millions)
Benefit obligation at January 1	$2,729	$3,123
Service cost	126	139
Interest cost	113	112
Benefits paid	(95)	(77)
Termination, settlement and curtailment	(5)	(11)
Acquisitions	71
Assumption changes	169	(195)
Actuarial losses	154	53
Currency	(185)	206
Other	46	(27)

Benefit obligation at December 31	3,123	3,323

Fair value of plan assets at January 1	2,032	2,557
Actual return on plan assets	359	253
Employer contributions	325	135
Employee contributions	26	29
Benefits paid	(57)	(77)
Termination, settlement and curtailment	(5)	(10)
Actuarial losses	(3)	(9)
Acquisitions	24
Currency	(144)	188

Fair value of plan assets at December 31	2,557	3,066

Net pension liability recognized at December 31, 2006		$(257)

Funded status (plan assets less than benefit obligations) at December 31, 2005	(566)
Unrecognized actuarial losses	742
Unrecognized prior service cost	46
Additional minimum liability	(292)

Net pension liability recognized at December 31, 2005	$(70)

PMI’s pension plans resulted in a net pension liability of $70 million and $257 million at December 31, 2005 and 2006, respectively. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2005 and 2006, as follows:

	2005	2006
	(in millions)
Other assets	$149	$98
Accrued liabilities—employment costs	(12)	(10)
Employment costs	(207)	(345)

	$(70)	$(257)

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for PMI’s pension plans was $2,649 million and $2,766 million at December 31, 2005 and 2006, respectively.

For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $2,449 million, $2,059 million and $1,868 million, respectively, as of December 31, 2005, and $185 million, $165 million and $42 million, respectively, as of December 31, 2006.

The following weighted-average assumptions were used to determine PMI’s benefit obligations under the non-U.S. plans at December 31:

	2005	2006
Discount rate	3.56%	3.88%
Rate of compensation increase	3.17%	3.21%

The 2006 year-end discount rate for PMI’s non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost for non-U.S. pension plans consisted of the following:

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Service cost	$113	$126	$139
Interest cost	98	113	112
Expected return on plan assets	(139)	(162)	(190)
Amortization:
Unrecognized net loss from experience differences	17	23	37
Prior service cost	5	6	5
Termination, settlement and curtailment	(4)	2	2

Net periodic pension cost	$90	$108	$105

Early retirement programs resulted in a reduction in retirement benefits of $4 million in 2004, and additional termination benefits of $2 million in 2005 and 2006.

The estimated net loss and prior service cost for PMI’s pension plans that is expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2007 are $27 million and $5 million, respectively.

The following weighted-average assumptions were used to determine PMI’s net pension cost for non-U.S. plans:

	For the Years Ended December 31,
	2004	2005	2006
Discount rate	4.18%	4.20%	3.56%
Expected rate of return on plan assets	7.25%	7.21%	7.26%
Rate of compensation increase	3.76%	3.49%	3.17%

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PMI’s expected rate of return on plan assets for non-U.S. plans is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

Plan Assets

The percentage of fair value of pension plan assets of the non-U.S. plans at December 31, 2005 and 2006, was as follows:

	2005	2006
Asset Category:
Equity securities	60%	60%
Debt securities	36	37
Real estate	2	2
Other	2	1

Total	100%	100%

PMI’s investment strategy for non-U.S. plans is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the actual asset allocations of the plans are virtually identical to their respective asset policy targets.

PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes as PMI’s contributions and monthly benefit payments are made.

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible and do not generate an excise tax liability, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded non-U.S. plans. Currently, PMI anticipates making contributions of approximately $104 million in 2007 to its non-U.S. plans, based on current tax law. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or significant changes in interest rates.

The estimated future benefit payments from PMI’s non-U.S. pension plans at December 31, 2006, were as follows (in millions):

2007	$96
2008	99
2009	104
2010	110
2011	114
2012 - 2016	683

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Service cost	$3	$4	$8
Interest cost			8
Amortization of unrecognized net loss	5	5	7
Other expense	29	50	42

Net postemployment costs	$37	$59	$65

During 2004, 2005 and 2006, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2007 is approximately $6 million.

PMI’s postemployment plans are not funded. The changes in the benefit obligations of the plans at December 31, 2005 and 2006 were as follows:

	2005	2006
	(in millions)
Accumulated benefit obligation at January 1	$68	$140
Service cost	4	8
Interest cost		8
Benefits paid	(95)	(79)
Actuarial losses	163	162

Accrued postemployment costs at December 31, 2006		$239

Accumulated benefit obligation at December 31, 2005	140
Unrecognized experience losses	(30)

Accrued postemployment costs at December 31, 2005	$110

The accumulated benefit obligation was determined using a discount rate of 8.2% in 2006, an assumed ultimate annual turnover rate of 1.6% and 2.0% in 2005 and 2006, respectively, assumed compensation cost increases of 4.5% in 2005 and 2006, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Additional Information:

	For the Years Ended December 31,
	2004	2005	2006
	(in millions)
Research and development expense	$197	$285	$304

Advertising expense	$486	$463	$421

Interest income	$(187)	$(231)	$(229)
Interest expense	191	325	371

Interest expense, net	$4	$94	$142

Rent expense	$167	$201	$205

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2006, were as follows (in millions):

2007	$103
2008	70
2009	45
2010	24
2011	13
Thereafter	140

$395

Note 13. Financial Instruments:

Derivative financial instruments:

PMI operates in markets outside of the United States, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage its foreign currency exposure. Derivative financial instruments are used by PMI, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction will not occur, the gain or loss would be recognized in earnings currently.

PMI uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Japanese yen, Swiss franc and the euro. At December 31, 2005 and 2006, PMI had contracts with aggregate notional amounts of $2.3 billion and $3.1 billion, respectively. The effective portion of unrealized gains and losses associated with qualifying contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on PMI’s consolidated statement of earnings.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2004, 2005 and 2006, ineffectiveness related to fair value hedges and cash flow hedges was not material. PMI is hedging forecasted transactions for periods not exceeding the next twenty-three months. At December 31, 2006, PMI expects substantially all amounts reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of gains or losses from accumulated other comprehensive earnings (losses) to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2004, 2005 and 2006, as follows:

	2004	2005	2006
	(in millions)
(Loss) gain as of January 1	$(65)	$(50)	$8
Derivative losses (gains) transferred to earnings	61	(12)	(24)
Change in fair value	(46)	70	16

(Loss) gain as of December 31	$(50)	$8	$—

Credit exposure and credit risk:

PMI is exposed to credit loss in the event of nonperformance by counterparties. While PMI does not anticipate nonperformance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.

Fair value:

The aggregate fair value, based upon current market interest rates, of PMI’s total debt at December 31, 2005 and 2006, approximated its carrying value of $4.9 billion and $2.8 billion, respectively.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of this statement will not have a material impact on PMI’s financial statements.

Note 14. Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars.

In the class action pending in Brazil, in which our subsidiary and another member of the industry are defendants, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately U.S. $500) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The size of the class is currently unknown. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

It is possible that there could be adverse developments in pending cases against PMI and its subsidiaries. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation.

PMI and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, PMI and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that they have a number of valid defenses to the litigation pending against them, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, PMI and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of PMI to do so.

Third-Party Guarantees

At December 31, 2006, PMI’s third-party guarantees, which are primarily related to excise taxes, approximated $82 million, of which $77 million have no specific expiration dates. The remainder expire through 2010, with no guarantees expiring during 2007. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2006 as the fair value of these guarantees is insignificant, due to the fact that the probability of future payments under these guarantees is remote.

Note 15. Quarterly Financial Data (Unaudited):

	2005 Quarters
	1st	2nd	3rd	4th
	(in millions, including earnings per share)
Net revenues	$11,345	$11,565	$12,075	$10,303

Gross profit	$3,157	$3,141	$3,343	$2,727

Net earnings	$1,361	$1,511	$1,788	$960

Earnings per share	$9.07	$10.08	$11.92	$6.40

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2006 Quarters
	1st	2nd	3rd	4th
	(in millions, including earnings per share)
Net revenues	$11,801	$12,310	$12,703	$11,446

Gross profit	$3,121	$3,276	$3,311	$2,933

Net earnings	$1,750	$1,402	$1,382	$1,612

Earnings per share	$11.67	$9.34	$9.21	$10.75

During 2005 and 2006, PMI recorded the following pre-tax charges or (gains) in net earnings:

	2005 Quarters
	1st	2nd	3rd	4th
	(in millions)
Asset impairment and exit costs	$3	$21	$33	$33

	2006 Quarters
	1st	2nd	3rd	4th
	(in millions)
Italian antitrust charge	$61	$—	$—	$—
Gain on sale of business				(488)
Asset impairment and exit costs	2	21	65	38

	$63	$21	$65	$(450)

Note 16. Subsequent Events:

PMI Spin-off

On August 29, 2007, Altria’s Board of Directors announced its intention to pursue the tax-free spin off of PMI to Altria’s shareholders. The Board of Directors anticipates that it will be in a position to finalize its decision and announce the precise timing of the spin-off at its regularly scheduled meeting on January 30, 2008. In addition to a final determination by Altria’s Board of Directors, the spin-off will be subject to the receipt of a favorable ruling from the U.S. Internal Revenue Service, the receipt of an opinion of tax counsel and the effectiveness of a registration statement with the Securities and Exchange Commission, as well as the execution of several intercompany agreements and finalization of other matters.

Currently, PMI’s financial statements portray earnings per share based on the 150 shares of PMI stock held by Altria. The contemplated distribution ratio for the PMI spin-off is one share of PMI stock for each share of Altria stock. Altria shares for diluted earnings per share were 2,063 million, 2,090 million and 2,105 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Acquisition

On July 18, 2007, PMI announced that it had reached an agreement in principle to acquire an additional 30% stake in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”). PMI currently holds a 50% stake in its Mexican tobacco business and this transaction would bring PMI’s stake to 80%. Grupo Carso would retain a 20% stake in the business. The transaction has a value of approximately $1.1 billion and is expected to be completed later this year, subject to the execution of definitive agreements and customary regulatory approvals.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contribution of Philip Morris Finance SA

On March 16, 2007, Altria Group, Inc. contributed its European Finance subsidiary to PMI. This contribution was treated as a transfer of an entity under common control and accordingly, all prior periods have been revised to reflect the transfer. This revision increased PMI’s stockholder’s equity at January 1, 2004 by approximately $184 million. This revision also (decreased)/increased PMI’s net cash used in financing activities by ($258) million in 2004, $1,454 million in 2005 and $20 million in 2006. The contribution of this entity did not have a significant impact on PMI’s consolidated statements of operations for any of the periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholder of

    Philip Morris International Inc. and Subsidiaries:

Our audit of the consolidated financial statements referred to in our report dated April 10, 2007, except for Notes 10 and 16, as to which the date is September 27, 2007, appearing in this Registration Statement on Form 10 also included an audit of the financial statement schedule appearing in Item 15(a) of this Form 10. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 10, 2007, except for Notes 10 and 16, as to which the date is September 27, 2007

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, 2005 and 2006

(in millions)

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
			(a)	(b)
2004:
Allowance for doubtful accounts	$17	$3	$4	$5	$19

2005:
Allowance for doubtful accounts	$19	$4	$(2)	$3	$18

2006:
Allowance for doubtful accounts	$18	$3	$—	$6	$15

Notes:

(a)	Primarily related to currency translation.

(b)	Represents charges for which allowances were created.

PHILIP MORRIS INTERNATIONAL INC.

AND SUBSIDIARIES

Condensed Consolidated Financial Statements as of

September 30, 2006 and 2007 and for the

Three and Nine Month Periods

Ended September 30, 2006 and 2007

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions of dollars)

(Unaudited)

	December 31, 2006	September 30, 2007
ASSETS
Cash and cash equivalents	$1,676	$3,188
Receivables (less allowances of $15 in 2006 and 2007)	2,160	2,466
Inventories:
Leaf tobacco	3,168	3,410
Other raw materials	946	1,069
Finished product	2,961	3,217

	7,075	7,696
Deferred income taxes	263	232
Due from Altria Group, Inc. and affiliates	588	1,072
Other current assets	163	291

Total current assets	11,925	14,945

Property, plant and equipment, at cost	9,462	10,645
Less accumulated depreciation	4,224	4,857

	5,238	5,788
Goodwill	6,197	6,700
Intangible assets, net	1,627	1,593
Other assets	1,133	1,144

TOTAL ASSETS	$26,120	$30,170

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$419	$512
Current portion of long-term debt	145	2,211
Accounts payable	672	800
Accrued liabilities:
Marketing	406	484
Taxes, except income taxes	3,541	3,818
Employment costs	535	557
Other	539	393
Income taxes	578	663
Deferred income taxes	154	154

Total current liabilities	6,989	9,592
Long-term debt	2,222	655
Deferred income taxes	1,166	1,198
Employment costs	678	698
Other liabilities	798	751

Total liabilities	11,853	12,894

Contingencies (Note 9)
Common stock, no par value (150 shares authorized, issued and outstanding)	—	—
Additional paid-in capital	1,265	1,265
Earnings reinvested in the business	12,526	15,156
Accumulated other comprehensive earnings	476	855

Total stockholder’s equity	14,267	17,276

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$26,120	$30,170

See notes to condensed consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of dollars, including earnings per share)

(Unaudited)

	For the Nine Months Ended September 30,
	2006	2007
Net revenues	$36,814	$41,448
Cost of sales	6,160	6,594
Excise taxes on products	20,946	24,148

Gross profit	9,708	10,706
Marketing, administration and research costs	3,398	3,710
Italian antitrust charge	61
Asset impairment and exit costs	88	153

Operating income	6,161	6,843
Interest expense (income), net	122	(3)

Earnings before income taxes and minority interest	6,039	6,846
Provision for income taxes	1,313	1,996

Earnings before minority interest	4,726	4,850
Minority interest in earnings, net of income taxes	192	197

Net earnings	$4,534	$4,653

Earnings per share (Note 13)	$30.22	$31.02

See notes to condensed consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(in millions of dollars, including earnings per share)

(Unaudited)

	For the Three Months Ended September 30,
	2006	2007
Net revenues	$12,703	$14,232
Cost of sales	2,101	2,229
Excise taxes on products	7,291	8,316

Gross profit	3,311	3,687
Marketing, administration and research costs	1,148	1,177
Asset impairment and exit costs	65	15

Operating income	2,098	2,495
Interest expense (income), net	34	(16)

Earnings before income taxes and minority interest	2,064	2,511
Provision for income taxes	615	710

Earnings before minority interest	1,449	1,801
Minority interest in earnings, net of income taxes	67	76

Net earnings	$1,382	$1,725

Earnings per share (Note 13)	$9.21	$11.50

See notes to condensed consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

For the Year Ended December 31, 2006 and the Nine Months Ended September 30, 2007

(in millions of dollars, including per share amounts)

(Unaudited)

				Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Currency Translation Adjustments	Other	Total	Total Stockholder’s Equity
Balances, January 1, 2006	$—	$1,265	$9,160	$55	$(173)	$(118)	$10,307

Comprehensive earnings:
Net earnings			6,146				6,146
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				934		934	934
Additional minimum pension liability, net of income taxes of $61					192	192	192
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3					(8)	(8)	(8)
Change in fair value of debt and equity securities, net of income taxes of $1					(11)	(11)	(11)

Total other comprehensive earnings							1,107

Total comprehensive earnings							7,253

Initial adoption of FASB Statement No. 158, net of income taxes					(513)	(513)	(513)
Dividends declared ($18.53 per share)			(2,780)				(2,780)

Balances, December 31, 2006	—	1,265	12,526	989	(513)	476	14,267

Comprehensive earnings:
Net earnings			4,653				4,653
Other comprehensive earnings, net of income taxes:
Currency translation adjustments				353		353	353
Change in net loss and prior service cost, net of income taxes of $6					23	23	23
Change in fair value of derivatives accounted for as hedges, net of income taxes of $1					3	3	3

Total other comprehensive earnings							379

Total comprehensive earnings							5,032

Adoption of FIN 48			471				471
Dividends declared ($16.63 per share)			(2,494)				(2,494)

Balances, September 30, 2007	$—	$1,265	$15,156	$1,342	$(487)	$855	$17,276

Total comprehensive earnings were $1,535 million and $1,674 million for the quarters ended September 30,

2006 and 2007, respectively, and $5,235 million for the first nine months of 2006.

See notes to condensed consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of dollars)

(Unaudited)

	For the Nine Months Ended September 30,
	2006	2007
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings	$4,534	$4,653
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	495	530
Deferred income tax provision	25	(9)
Minority interest in earnings, net	192	197
Italian antitrust charge	61
Asset impairment and exit costs, net of cash paid	60	64
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(183)	(190)
Inventories	(470)	(279)
Accounts payable	28	76
Income taxes	275	450
Accrued liabilities and other current assets	297	(223)
Pension plan contributions	(88)	(56)
Changes in amounts due from Altria Group, Inc. and affiliates	(41)	10
Other	83	95

Net cash provided by operating activities	5,268	5,318

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(584)	(714)
Proceeds from sales of businesses	85	4
Purchases of businesses, net of acquired cash		(426)
Other	26	(42)

Net cash used in investing activities	(473)	(1,178)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Net issuance of short-term borrowings	$199	$76
Long-term debt proceeds		1,110
Long-term debt repaid	(2,239)	(730)
Changes in amounts due from Altria Group, Inc. and affiliates	(180)	(480)
Dividends paid to Altria Group, Inc.	(1,930)	(2,480)
Other	(228)	(288)

Net cash used in financing activities	(4,378)	(2,792)

Effect of exchange rate changes on cash and cash equivalents	58	164

Cash and cash equivalents:
Increase	475	1,512
Balance at beginning of period	1,209	1,676

Balance at end of period	$1,684	$3,188

See notes to condensed consolidated financial statements.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation

The interim condensed consolidated financial statements of Philip Morris International Inc. and subsidiaries (“PMI”) are unaudited. It is the opinion of PMI’s management that all adjustments necessary for a fair statement of the interim results presented have been reflected therein. All such adjustments were of a normal recurring nature. Net revenues and net earnings for any interim period are not necessarily indicative of results that may be expected for the entire year.

These statements should be read in conjunction with the consolidated financial statements and related notes as of December 31, 2006, which appear elsewhere in this information statement.

Note 2. Asset Impairment and Exit Costs:

Pre-tax asset impairment and exit costs consisted of the following:

		For the Nine Months Ended September 30,		For the Three Months Ended September 30,
		2006	2007	2006	2007
		(in millions)
Separation program	European Union	$78	$101	$56	$13
Separation program	Eastern Europe, Middle East and Africa		12
Separation program	Asia	7	22	6	2
Separation program	Latin America		18

Total separation programs		85	153	62	15

Asset impairment	European Union	3		3

Asset impairment and exit costs		$88	$153	$65	$15

During 2005, 2006 and 2007, PMI announced plans for the streamlining of various administrative functions and operations. These plans resulted in the announced closure or partial closure of 9 production facilities through September 30, 2007, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements, PMI recorded pre-tax charges of $153 million and $15 million during the nine months and three months ended September 30, 2007, respectively, and $88 million and $65 million during the nine months and three months ended September 30, 2006, respectively. These pre-tax charges primarily related to severance costs. Additional pre-tax charges of approximately $47 million are expected during the remainder of 2007. The 2006 third quarter charges included $51 million of costs related to the Munich, Germany factory closure.

Cash payments related to exit costs at PMI were $89 million and $16 million for the nine months and three months ended September 30, 2007, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $170 million.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The streamlining of these various functions and operations is expected to result in the elimination of approximately 2,400 positions. As of September 30, 2007, approximately 1,800 of these positions have been eliminated.

The movement in the exit cost liabilities for PMI for the nine months ended September 30, 2007 was as follows (in millions):

Liability balance, January 1, 2007	$110
Charges	153
Cash spent	(89)
Currency	5

Liability balance, September 30, 2007	$179

Note 3. Related Party Transactions:

Corporate services:

Altria Group, Inc.’s subsidiary, Altria Corporate Services, Inc., provides PMI with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to Altria Corporate Services, Inc. to provide such services and a management fee, were $103 million and $112 million for the nine months ended September 30, 2006 and 2007, respectively, and $41 million and $26 million for the three months ended September 30, 2006 and 2007, respectively. These costs were paid monthly to Altria Corporate Services, Inc. The cost and nature of the services are reviewed annually by PMI’s management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Altria Corporate Services, Inc., and that they reflect all services provided. Any or all of the services may be cancelled by PMI or Altria Corporate Services, Inc. with twelve months notice. The effects of these transactions are included in operating cash flows in PMI’s condensed consolidated statements of cash flows.

Net amounts due from Altria Group, Inc. and affiliates (which are included in the condensed consolidated balance sheets) were comprised of the following:

	December 31, 2006	September 30, 2007
	(in millions)
Net receivables from Altria Group, Inc. and affiliates	$399	$959
Prepaid expense for services from Philip Morris USA Inc.	189	113

Due from Altria Group, Inc. and affiliates	$588	$1,072

Included above at December 31, 2006 and September 30, 2007 is a short-term note receivable for 77 million euro ($101 million and $106 million, respectively) due in October 2007, earning interest at a rate of 4.17%.

See Note 10. Income Taxes regarding the impact to PMI of the closure of an Internal Revenue Service review of Altria Group, Inc.’s consolidated federal income tax return recorded during the first quarter of 2006.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Operations:

PMI has or had contracts with Philip Morris USA Inc., the U.S. tobacco subsidiary of Altria Group, Inc., for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services are generally based upon Philip Morris USA Inc.’s cost to provide such services, plus a service fee. The cost of leaf purchases is the market price of the leaf plus a service fee. Generally, fees are paid one month in advance of the receipt of services and are included in operating cash flows on PMI’s condensed consolidated statements of cash flows. The cost and nature of these services are reviewed annually by PMI management. Although the cost of these services cannot be quantified on a stand alone basis, PMI’s management has concluded that the billings are reasonable based on the level of support provided by Philip Morris USA Inc. and that they reflect all services provided.

The goods and services purchased from Philip Morris USA Inc. were as follows:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions)
Contract manufacturing, cigarette volume	58,490	47,250	17,104	12,588

Contract manufacturing expense	$873	$685	$268	$191
Research and development, net of billings to Philip Morris USA Inc.	39	54	13	17

Total pre-tax expense	$912	$739	$281	$208

Leaf purchases	$193	$258	$39	$100

Included in the above were total service fees of $43 million and $38 million for the nine months ended September 30, 2006 and 2007, respectively, and $13 million and $12 million for the three months ended September 30, 2006 and 2007, respectively. At December 31, 2006 and September 30, 2007, prepaid expense for services from Philip Morris USA Inc., which represent amounts paid in advance for products and services, were $189 million and $113 million, respectively, and are included in due from Altria Group, Inc. and affiliates on PMI’s condensed consolidated balance sheets.

Manufacturing Optimization Program

In June 2007, PMI decided to re-source that portion of its production previously sourced from PM USA under a contract manufacturing arrangement. PMI expects to shift sourcing of approximately 57 billion cigarettes from U.S. manufacturing to PMI facilities in Europe by the third quarter of 2008.

Stock-based compensation:

Certain PMI employees participate in Altria Group, Inc.’s stock compensation plans. At September 30, 2007, certain PMI employees held shares of Altria Group, Inc. restricted stock and rights to receive shares of common stock, or options to purchase shares of Altria Group, Inc. common stock. In addition, in 2001 Kraft Foods Inc. (“Kraft”) completed an initial public offering of its common stock. At that time, employees of Altria Group Inc.’s subsidiaries, other than Kraft, received a one-time grant of options to purchase shares of Kraft’s Class A common stock from Altria Group, Inc. at the initial public offering price of $31 per share.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On March 30, 2007 (the “Distribution Date”), Altria Group, Inc. distributed all of its remaining interest in Kraft on a pro-rata basis to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the “Record Date”) in a tax-free distribution. The distribution ratio was 0.692024 of a share of Kraft for each share of Altria Group, Inc. common stock outstanding.

Holders of Altria Group, Inc. stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria Group, Inc. stock options received the following stock options, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. options:

•

a new Kraft option to acquire the number of shares of Kraft Class A common stock equal to the product of (a) the number of Altria Group, Inc. options held by such person on the Distribution Date and (b) the distribution ratio of 0.692024 mentioned above; and

•	an adjusted Altria Group, Inc. option for the same number of shares of Altria Group, Inc. common stock with a reduced exercise price.

The new Kraft option has an exercise price equal to the Kraft market price at the time of the distribution ($31.66) multiplied by the Option Conversion Ratio, which represents the exercise price of the original Altria Group, Inc. option divided by the Altria Group, Inc. market price immediately before the distribution ($87.81). The reduced exercise price of the adjusted Altria Group, Inc. option is determined by multiplying the Altria Group, Inc. market price immediately following the distribution ($65.90) by the Option Conversion Ratio.

Holders of Altria Group, Inc. restricted stock or stock rights awarded prior to January 31, 2007, retained their existing award and received restricted stock or stock rights of Kraft Class A common stock. The amount of Kraft restricted stock or stock rights awarded to such holders was calculated using the same formula set forth above with respect to new Kraft options. All of the restricted stock and stock rights will vest at the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria Group, Inc. stock rights awarded on January 31, 2007, did not receive restricted stock or stock rights of Kraft. Rather, they received additional stock rights of Altria Group, Inc. to preserve the intrinsic value of the original award.

In connection with the Kraft spin-off, Altria Group, Inc. employee stock options were modified through the issuance of Kraft employee stock options and the adjustment of the stock option exercise prices for the Altria Group, Inc. awards. For each employee stock option outstanding the aggregate intrinsic value of the option immediately after the spin-off was not greater than the aggregate intrinsic value of the option immediately before the spin-off. Due to the fact that the Black-Scholes fair values of the awards immediately before and immediately after the spin-off were equivalent, as measured in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), no incremental compensation expense was recorded as a result of the modification of the Altria Group, Inc. awards.

In January 2007, Altria Group, Inc. issued 0.8 million rights to receive shares of stock to eligible PMI employees. Restrictions on these rights lapse in the first quarter of 2010. The market value per right was $87.36 on the date of grant. Recipients of these Altria Group, Inc. stock rights did not receive restricted stock or stock rights of Kraft upon the Kraft spin-off. Rather, they received approximately 0.3 million additional stock rights of Altria Group, Inc. to preserve the intrinsic value of the original award.

During the nine months ended September 30, 2007, 0.9 million shares of restricted stock and rights to receive shares of stock vested. The total fair value of restricted stock and rights vested during the nine months

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

ended September 30, 2007 was $75 million. The grant date fair value per share of these awards was $56.01 (prior to any adjustment for the Kraft spin-off).

Note 4. Benefit Plans:

Pension coverage for employees of PMI’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements.

Pension Plans

Components of Net Periodic Benefit Cost

Net periodic pension cost for non-U.S. pension plans consisted of the following:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions)
Service cost	$94	$101	$32	$33
Interest cost	84	96	28	32
Expected return on plan assets	(121)	(159)	(40)	(54)
Amortization:
Net loss	18	21	6	7
Prior service cost	4	4	1	2

Net periodic pension cost	$79	$63	$27	$20

Employer Contributions

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded non-U.S. plans. Employer contributions of $56 million were made to non-U.S. plans during the nine months ended September 30, 2007. Currently, PMI anticipates making additional contributions during the remainder of 2007 of approximately $45 million to its non-U.S. plans, based on current tax law. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

Note 5. Goodwill and Intangible Assets, net:

Goodwill and intangible assets, net, by segment were as follows (in millions):

	Goodwill		Intangible Assets, net
	December 31, 2006	September 30, 2007	December 31, 2006	September 30, 2007
European Union	$1,307	$1,394	$65	$66
Eastern Europe, Middle East and Africa	657	685	164	164
Asia	3,778	4,117	1,339	1,303
Latin America	455	504	59	60

Total	$6,197	$6,700	$1,627	$1,593

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Goodwill is due primarily to PMI’s acquisitions in Indonesia, Greece, Serbia, Colombia and Pakistan. The movement in goodwill and gross carrying amount of intangible assets from December 31, 2006, is as follows (in millions):

	Goodwill	Intangible Assets
	(in millions)
Balance at December 31, 2006	$6,197	$1,673
Changes due to:
Acquisitions	437
Currency	33	(14)
Other	33

Balance at September 30, 2007	$6,700	$1,659

The increase in goodwill from acquisitions is primarily related to the preliminary allocation of the purchase price for PMI’s acquisition in Pakistan. The allocation is based upon preliminary estimates and assumptions and is subject to revision when appraisals are finalized, which will be completed in the first quarter of 2008.

Additional details of intangible assets were as follows (in millions):

	December 31, 2006		September 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in millions)
Non-amortizable intangible assets	$1,285		$1,258
Amortizable intangible assets	388	$46	401	$66

Total intangible assets	$1,673	$46	$1,659	$66

Non-amortizable intangible assets substantially consist of brand names from PMI’s 2005 acquisition in Indonesia. Amortizable intangible assets consist primarily of certain trademarks and non-compete agreements associated with acquisitions. Pre-tax amortization expense for intangible assets during the nine months ended September 30, 2006 and 2007, was $17 million and $18 million, respectively, and $6 million for the three months ended September 30, 2006 and 2007. Amortization expense for each of the next five years is estimated to be $25 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

During the first quarter of 2007, PMI completed its annual review of goodwill and non-amortizable intangible assets, and no charges resulted from this review.

Note 6. Financial Instruments:

During the nine months and three months ended September 30, 2006 and 2007, ineffectiveness related to fair value hedges and cash flow hedges was not material. PMI is hedging forecasted transactions for periods not exceeding the next fifteen months. The amounts reported in accumulated other comprehensive earnings (losses) that are expected to be reclassified to the consolidated statement of earnings within the next twelve months are not expected to be material.

Within currency translation adjustments at September 30, 2007, PMI recorded gains of $15 million, net of income taxes, which represented effective hedges of net investments.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, as follows:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions)
Gain (loss) at beginning of period	$8	$—	$12	$(5)
Derivative (gains) losses transferred to earnings	(16)	3	(13)	2
Change in fair value	16		9	6

Gain as of September 30	$8	$3	$8	$3

Note 7. Acquisitions:

On July 18, 2007, PMI announced that it had reached an agreement in principle to acquire an additional 30% stake in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”). Prior to this acquisition, PMI held a 50% stake in its Mexican tobacco business and this transaction brings PMI’s stake to 80%. Grupo Carso retains a 20% stake in the business. The transaction has a value of approximately $1.1 billion and was completed November 1, 2007. We also entered into an agreement with Grupo Carso which provides the basis to potentially acquire Grupo Carso’s remaining 20% in the future.

During the first quarter of 2007, PMI acquired an additional 50.2% stake in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), and completed a mandatory tender offer for the remaining shares, which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million. The effect of this acquisition was not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 8. Segment Reporting:

PMI’s subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI’s reportable segments are European Union; Eastern Europe, Middle East and Africa; Asia; and Latin America.

PMI’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Segment data were as follows:

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,
	2006	2007	2006	2007
	(in millions)
Net revenues:
European Union	$18,248	$20,253	$6,458	$6,832
Eastern Europe, Middle East and Africa	7,716	9,205	2,607	3,312
Asia	7,667	8,351	2,586	2,814
Latin America	3,183	3,639	1,052	1,274

Net revenues	$36,814	$41,448	$12,703	$14,232

Earnings before income taxes and minority interest:
Operating companies income:
European Union	$2,735	$3,256	$955	$1,151
Eastern Europe, Middle East and Africa	1,639	1,911	582	710
Asia	1,456	1,412	449	514
Latin America	395	333	133	143
Amortization of intangibles	(17)	(18)	(6)	(6)
General corporate expenses	(47)	(51)	(15)	(17)

Operating income	6,161	6,843	2,098	2,495
Interest (expense) income, net	(122)	3	(34)	16

Earnings before income taxes and minority interest	$6,039	$6,846	$2,064	$2,511

Items affecting the comparability of results from operations were as follows:

•

Italian Antitrust Charge – During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•	Asset Impairment and Exit Costs – See Note 2. Asset Impairment and Exit Costs, for a breakdown of asset impairment and exit costs by segment.

Note 9. Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions, including an antitrust case in the state of Kansas in the United States. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars.

In the class action pending in Brazil, in which our subsidiary and another member of the industry are defendants, a consumer organization is seeking damages for smokers and former smokers, and injunctive relief. The trial court found in favor of the plaintiff in February 2004. The court awarded R$1,000 (currently approximately U.S. $500) per smoker per full year of smoking for moral damages plus interest at the rate of 1% per month, as of the date of the ruling. Actual damages are to be assessed in a second phase of the case. The

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

size of the class is currently unknown. Defendants appealed the decision to the Sao Paulo Court of Appeals and the case, including the judgment, is currently stayed pending appeal. In addition, the defendants filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association does not have standing to bring the lawsuit. Both appeals are pending.

It is possible that there could be adverse developments in pending cases against PMI and its subsidiaries. An unfavorable outcome or settlement of pending tobacco related litigation could encourage the commencement of additional litigation.

PMI and its subsidiaries record provisions in the consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, PMI and each of its subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that they have a number of valid defenses to the litigation pending against them, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. However, PMI and its subsidiaries may enter into settlement discussions in particular cases if they believe it is in the best interests of PMI to do so.

Third-Party Guarantees

At September 30, 2007, PMI’s third-party guarantees, which are primarily related to excise taxes, were $47 million, of which $42 million have no specific expiration dates. The remainder expire through 2011, with no guarantees expiring through September 30, 2008. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its condensed consolidated balance sheet at September 30, 2007, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

Note 10. Income Taxes:

PMI accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The accounts of PMI are included in Altria Group, Inc.’s consolidated United States federal income tax return, and federal income taxes are computed on a separate company basis. To the extent that PMI generates foreign tax credits, capital losses and other credits which could not be utilized on a separate company basis, but are utilized in Altria Group, Inc.’s consolidated United States federal income tax return, the resulting benefit is recognized in the calculation of PMI’s provision for income taxes. PMI makes payments to, or is reimbursed by, Altria Group, Inc. for the tax effects resulting from its inclusion in Altria Group, Inc.’s consolidated United States federal income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

PMI’s condensed consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

In the third quarter of 2007, PMI recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The IRS concluded its examination of Altria Group, Inc.’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, Altria Group, Inc. reimbursed PMI in cash for unrequired federal tax reserves of $450 million. PMI also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the nine months ended September 30, 2006.

The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the Internal Revenue Service (“IRS”). Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2000 onward), Russia (2005 onward) and Switzerland (2005 onward). Altria Group, Inc. is currently under examination in various U.S. state and foreign jurisdictions.

On January 1, 2007, PMI adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, PMI recognized a $472 million decrease for unrecognized tax benefits, which resulted in an increase to stockholder’s equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

	January 1, 2007	September 30, 2007
	(in millions)
Unrecognized tax benefits	$165	$163
Accrued interest and penalties	26	38
Tax credits and other indirect benefits	(56)	(63)

Liability for tax contingencies	$135	$138

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $110 million and $101 million at January 1, 2007 and September 30, 2007, respectively. The remainder, if recognized, would principally affect deferred taxes.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of January 1, 2007, PMI had $26 million of accrued interest and penalties. The accrued interest and penalties increased to $38 million at September 30, 2007.

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

It is reasonably possible that within the next 12 months certain foreign and U.S. state examinations will be resolved, which could result in a decrease in unrecognized tax benefits and interest and penalties of up to $5 million and $2 million, respectively.

Note 11. New Accounting Standard:

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which will be effective for financial statements issued for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. PMI anticipates that the adoption of this statement will not have a material impact on its financial statements.

Note 12. Contribution of Philip Morris Finance SA:

On March 16, 2007, Altria Group, Inc. contributed its European Finance subsidiary to PMI. This contribution was treated as a transfer of an entity under common control and accordingly, all prior periods have been revised to reflect the transfer. This revision increased PMI’s stockholder’s equity at January 1, 2004 by approximately $184 million. This revision also increased PMI’s net cash used in financing activities by $155 million for the nine months ended September 30, 2006. The contribution of this entity did not have a significant impact on PMI’s consolidated statements of operations for any of the periods presented.

Note 13. PMI Spin-off:

On August 29, 2007, Altria’s Board of Directors announced its intention to pursue the tax-free spin-off of PMI to Altria’s shareholders. The Board of Directors anticipates that it will be in a position to finalize its decision and announce the precise timing of the spin-off at its regularly scheduled meeting on January 30, 2008. In addition to a final determination by Altria’s Board of Directors, the spin-off will be subject to the receipt of a favorable ruling from the U.S. Internal Revenue Service, the receipt of an opinion of tax counsel and the effectiveness of a registration statement with the Securities and Exchange Commission, as well as the execution of several intercompany agreements and finalization of other matters.

Currently, PMI’s financial statements portray earnings per share based on the 150 shares of PMI stock held by Altria. The contemplated distribution ratio for the PMI spin-off is one share of PMI stock for each share of Altria stock. Altria shares for diluted earnings per share were 2,104 million and 2,115 million for the nine months ended September 30, 2006 and 2007, respectively, and were 2,107 million and 2,117 million for the three months ended September 30, 2006 and 2007, respectively.